================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003.

Commission File Number: 0-26636

                          CREW DEVELOPMENT CORPORATION
                 (Translation of registrant's name into English)

                     Abbey House, Wellington Way, Weybridge
                         Surrey, Great Britain KT13 OTT
                     (Address of principal executive office)

Documents attached hereto:

1.   Notice of Meeting dated November 6, 2003

2.   Information Circular dated November 6, 2003

3.   Form of Proxy

4.   Supplemental Return Card

5. Auditors' Report and Consolidated Annual Financial Statements for the Year ending June 30, 2002

6.   Management Discussion and Analysis For the Year ended June 30, 2003

7.   Annual Report 2003

8. Confirmation of mailing of the foregoing materials to all of the registered members of the Company and to intermediaries in accordance with Canadian National Instrument 54-101.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [_] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [X] No [_]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CREW DEVELOPMENT CORPORATION
                                                    (Registrant)


Date: November 26, 2003                     By /s/ Rupi Khanuja
                                               ---------------------------------
                                               Rupi Khanuja, Corporate Secretary

================================================================================

                                     [LOGO]
                                      CREW
                             DEVELOPMENT CORPORATION

          NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of shareholders of Crew Development Corporation (the "Corporation") will be held at the Terminal City Club, President's Room, 837 West Hastings Street, Vancouver, British Columbia, on Monday, the 15th day of December, 2003, at 10:00 a.m. (Vancouver time), for the following purposes:

1. to receive the financial statements of the Corporation for the financial year ended June 30, 2003, and the report of the auditors thereon;

2.   to fix the number of directors at five;

3.   to elect directors;

4. to appoint auditors and to authorize the directors to fix their remuneration;

5. to consider and, if thought fit, to pass an ordinary resolution to an amend the Corporation's 1995 Stock Incentive Plan, as amended, to increase the number of common shares issuable thereunder, all as more particularly described in the accompanying Information Circular of management;

6. to consider and, if thought fit, to pass a special resolution to change the Corporation's name to "Crew Gold Corporation", all as more particularly described in the accompanying Information Circular of management; and

7. to transact such further and other business as may properly come before the meeting or any adjournment thereof.

     Specific details of the above items of business are contained in the Information Circular of management which accompanies this Notice of Meeting and, together with management's Instrument of Proxy which also accompanies this Notice of Meeting, form a part hereof and must be read in conjunction with this Notice of Meeting.

     Shareholders are entitled to vote at the meeting either in person or by proxy. Shareholders who are unable to attend the meeting in person are requested to read, complete, sign and deliver the enclosed Instrument of Proxy in accordance with the instructions set out therein and in the Information Circular accompanying this Notice of Meeting.

     DATED at Vancouver, British Columbia, this 6th day of November, 2003.

                       BY ORDER OF THE BOARD OF DIRECTORS

                              (signed) Rupi Khanuja
                               Corporate Secretary

                          CREW DEVELOPMENT CORPORATION
                                   Abbey House
                                 Wellington Way,
                               Weybridge, Surrey,
                             KT13 OTT United Kingdom

                              INFORMATION CIRCULAR
   (Containing information as at November 6, 2003 unless indicated otherwise)

                             SOLICITATION OF PROXIES

     THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CREW DEVELOPMENT CORPORATION (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TERMINAL CITY CLUB, PRESIDENT'S ROOM, 837 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, AT 10:00 A.M. (VANCOUVER TIME), ON MONDAY, DECEMBER 15, 2003, OR AT ANY ADJOURNMENTS THEREOF, FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING.

     While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Corporation at nominal cost. All costs of solicitation of proxies by management will be borne by the Corporation.

                      APPOINTMENT AND REVOCATION OF PROXIES

     THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY ARE DIRECTORS OF THE CORPORATION. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER PROPER INSTRUMENT OF PROXY.

     AN INSTRUMENT OF PROXY MUST BE IN WRITING AND SIGNED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY DULY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A BODY CORPORATE OR ASSOCIATION, SIGNED BY ANY INDIVIDUAL AUTHORIZED BY A RESOLUTION OF THE DIRECTORS OR GOVERNING BODY OF THE BODY CORPORATE OR ASSOCIATION. A PROXY WILL NOT BE VALID UNLESS THE COMPLETED INSTRUMENT OF PROXY AND THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT IS SIGNED, OR A NOTARIALY CERTIFIED COPY THEREOF, IS RECEIVED BY PACIFIC CORPORATE TRUST COMPANY, 10TH FLOOR - 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA V6C 3B8 (FAX:
(604) 689-8144) NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE COMMENCEMENT OF THE MEETING, OR ANY ADJOURNMENT THEREOF.

     A shareholder who has given an Instrument of Proxy may revoke it by an instrument in writing signed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a body corporate or association, signed by any individual authorized by a resolution of the directors or governing body of the body corporate or association, and delivered to the registered office of the Corporation, Suite 200 - 204 Lambert Street, Whitehorse, Yukon Territory Y1A 3T2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the Instrument of Proxy is to be used, or to the Chair of the meeting on the day of the meeting or any adjournment thereof or in any other manner provided by law. A revocation of an Instrument of Proxy does not affect any matter on which a vote has been taken prior to the revocation.

                                VOTING OF PROXIES

     THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THE ENCLOSED INSTRUMENT OF PROXY WILL VOTE OR WITHHOLD FROM VOTING THE SHARES IN RESPECT OF WHICH THEY ARE APPOINTED PROXY ON ANY POLL THAT MAY BE CALLED FOR IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER AS INDICATED ON THE INSTRUMENT OF PROXY AND, IF THE SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY. WHERE NO CHOICE OR WHERE BOTH CHOICES ARE SPECIFIED IN THE INSTRUMENT OF PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED "FOR" THE MATTERS OR PERSONS DESCRIBED THEREIN AND IN THIS INFORMATION CIRCULAR.

     The enclosed Instrument of Proxy confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting and with respect to other matters that may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed Instrument of Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter which may be presented to the meeting.

                           NON-REGISTERED SHAREHOLDERS

     Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares or a clearing agency. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-102 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

     Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

     (a) be given an Instrument of Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Instrument of Proxy, this Instrument of Proxy is not required to be signed by the Non-Registered Holder when submitting the Instrument of Proxy. In this case, the Non-Registered Holder who wishes to submit an instrument of proxy should otherwise properly complete the Instrument of Proxy and deposit it with Pacific Corporate Trust Company as provided above; or

     (b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the Instrument of Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Instrument of Proxy, properly complete and sign the Instrument of Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should contact their Intermediary well in advance of the meeting to determine how to do so. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Instrument of Proxy or proxy authorization form is to be delivered.

                             APPROVAL OF RESOLUTIONS

     Unless otherwise specified, a simple majority of affirmative votes cast at the meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment as the Corporation's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filed. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     The Corporation is authorized to issue 250,000,000 common shares without par or nominal value (the "Shares"), of which 139,775,406 Shares are issued and outstanding.

     The holders of Shares at the close of business on November 14, 2003 (the "Record Date") are entitled to vote or to have their Shares voted at the meeting, except to the extent such holder transfers the ownership of his or her Shares after the Record Date, and the transferee of those Shares:

     (a)  produces properly endorsed Share certificates, or

     (b) otherwise establishes his or her ownership to the Shares, and makes a demand to the Corporation, not later than 10 days before the meeting, that his or her name be included on the shareholders' list for use at the meeting.

     On a show of hands, every individual who is present as a shareholder or as an authorized representative of one or more corporate or association shareholders, or who is holding an Instrument of Proxy on behalf of a shareholder who is not present at the meeting, will have one vote. On a poll, every shareholder present in person or represented by an Instrument of Proxy and every person who is a representative of one or more corporate or association shareholders, will have one vote for each Share registered in the shareholder's name on the list of shareholders, which is available for inspection during normal business hours at Pacific Corporate Trust Company and will be available at the meeting.

     To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to all the issued and outstanding Shares.

                           SETTING NUMBER OF DIRECTORS

     The Board of Directors presently consists of four directors. At the meeting, shareholders will be called upon to approve an ordinary resolution setting the number of directors of the Corporation at five.

     UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR SETTING THE NUMBER OF DIRECTORS OF THE CORPORATION AT FIVE.

                              ELECTION OF DIRECTORS

     The term of office of each of the present directors expires at the meeting. Management of the Corporation proposes to nominate the persons named below for election as directors of the Corporation at the meeting. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the bylaws of the Corporation or with the provisions of the Business Corporations Act (Yukon).

     UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH HEREIN. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THESE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY OF THE NOMINEES IS UNABLE OR DECLINES TO SO SERVE, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY WILL VOTE FOR ANOTHER NOMINEE OF MANAGEMENT IF PRESENTED, OR TO REDUCE THE NUMBER OF DIRECTORS ACCORDINGLY, IN THEIR DISCRETION.

     In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof:

                              Principal Occupation and, if not Previously                        Number
    Name, Position and                 Elected as a Director,               Previous Service       of
  Country of Residence(1)       Occupation During the Past 5 Years(1)        as a Director     Shares(2)
--------------------------   --------------------------------------------   ----------------   ---------
HANS CHRISTIAN QVIST(3)      Management consultant with Converto AS (a      January 21, 2002      Nil
Executive Chairman           management consulting company)
Norway

CAMERON G. BELSHER(3)(4)     Partner, Farris, Vaughan, Wills & Murphy,      January 21, 2002      Nil
Director                     Barristers & Solicitors (a law firm)
Canada

A. SIMON MALONE              Executive Chairman of Metorex Limited          N/A                   Nil
Nominee                      (a mining company) since 2001; Managing
South Africa                 Director of Metorex Limited prior thereto

KAI TH0GERSEN(3)(4)          Partner, Thommessen Krefting Greve Lund AS,    January 21, 2002      Nil
Director                     Advokatfirma (a law firm)
Norway

JAN A. VESTRUM               President and Chief Executive Officer of the   January 21, 2002      Nil
President, Chief Executive   Corporation
Officer and Director
United Kingdom

----------

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2) The information as to Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)  Member of the Compensation Committee.

(4)  Member of the Audit Committee.

                       STATEMENT OF EXECUTIVE COMPENSATION

     Unless indicated otherwise, all amounts in this Information Circular are in Canadian dollars.

                           Summary Compensation Table

     The following table sets forth the compensation paid during the periods indicated to the individuals who served as Chief Executive Officer of the Corporation during the financial year ended June 30, 2003 and the other four most highly compensated executive officers of the Corporation whose total salary and bonus was $100,000 or more for the financial year ended June 30, 2003 and any individual who would have satisfied this criteria but for the fact that individual was not serving as such an officer at June 30, 2003 (collectively, the "Named Executive Officers"):

                                                                                 Long-Term Compensation
                                                                          ------------------------------------
                                                                                    Awards             Payouts
                                                                          --------------------------   -------
                                           Annual Compensation            Securities      Restricted
                                 --------------------------------------      Under         Shares or              All Other
                                                           Other Annual     Options       Restricted    LTIP      Compen-
        Name and                  Salary        Bonus      Compensation     Granted      Share Units   Payouts    sation
   Principal Position     Year      ($)          ($)            ($)         (#)(1)          ($)          ($)        ($)
-----------------------   ----   --------     --------     ------------   ----------     -----------   -------   ---------
JAN A. VESTRUM(2)         2003   $501,900(6)       Nil      $ 29,232            Nil(7)       Nil         N/A        Nil
Chief Executive Officer   2002    153,141(6)  $280,513(6)    111,846(6)   1,750,000(8)       Nil         N/A        Nil
and President             2001        Nil          Nil           Nil            Nil          Nil         N/A        Nil

JON S. PETERSEN           2003   $234,776          Nil      $ 13,774        500,000          Nil         N/A        Nil
Vice-President,           2002    186,040          Nil        13,326            Nil          Nil         N/A        Nil
Exploration               2001    147,110          Nil        17,665            Nil          Nil         N/A        Nil

HANS CHRISTIAN QVIST(3)   2003   $312,746          Nil      $ 31,516            Nil(9)       Nil         N/A        Nil
Executive Chairman        2002     91,262     $287,793       116,746      1,000,000(10)      Nil         N/A        Nil
                          2001        Nil          Nil           Nil            Nil          Nil         N/A        Nil

JOSEPH P. RINGWALD(4)     2003   $115,500          Nil           Nil            Nil          Nil         N/A        Nil
Former Vice-President,    2002     64,667          Nil           Nil            Nil          Nil         N/A        Nil
Project Management        2001        Nil          Nil           Nil            Nil          Nil         N/A        Nil

WOLF K. SEIDLER(5)        2003   $241,118          Nil           Nil        500,000          Nil         N/A        Nil
Former Chief Operating    2002        Nil          Nil           Nil            Nil          Nil         N/A        Nil
Officer                   2001        Nil          Nil           Nil            Nil          Nil         N/A        Nil

----------
(1) All securities under options are for Shares. No stock appreciation rights ("SARs") are outstanding.

(2) Mr. Vestrum was appointed Chief Executive Officer and President on March 3, 2002.

(3)  Mr. Qvist was appointed Chairman on January 21, 2002.

(4) Mr. Ringwald ceased to be Vice-President, Project Management, on June 30, 2003.

(5)  Mr. Seidler ceased to be Chief Operating Officer on June 30, 2003.

(6) Certain of these amounts were paid to a company 50% beneficially owned by Mr. Vestrum.

(7) In addition, Mr. Vestrum purchased 2,000,000 call options from the Corporation for an aggregate consideration of $11,400 during this period.

(8) In addition, Mr. Vestrum purchased 2,000,000 call options from the Corporation for an aggregate consideration of $146,800 during this period. These call options expired without being exercised.

(9) In addition, Mr. Qvist purchased 1,750,000 call options from the Corporation during this period for an aggregate consideration of $10,000.

(10) In addition, Mr. Qvist purchased 1,750,000 call options from the Corporation during this period for an aggregate consideration of $128,450. These call options expired without being exercised.

(11) In addition to the Named Executive Officers, the following persons who were officers of the Corporation as at June 30, 2003 received an aggregate remuneration in excess of $40,000 for the financial year ended June 30, 2003: Rupi Khanuja, Corporate Secretary & Corporate Controller, received aggregate salary and bonuses of $110,000; and, Frederic Puistienne, Chief Financial Officer, received aggregate salary and bonuses of $61,132 (during the period from March 13, 2003 to June 30, 2003).

   Long-Term Incentive Plan - Awards in Most Recently Completed Financial Year

     The Corporation does not have a long-term incentive plan pursuant to which compensation was paid or distributed to the Named Executive Officers during the financial year ended June 30, 2003. A "long-term incentive plan" means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

       Option/SAR Grants During the Most Recently Completed Financial Year

     A summary of stock options granted to the Named Executive Officers during the financial year ended June 30, 2003 is set out in the table below. All stock options are for Shares and were granted in accordance with the Corporation's 1995 Stock Incentive Plan, as amended. No SARs are outstanding and it is currently intended that none be issued.

                                                                    Market Value of
                                   % of Total                          Securities
                                  Options/SARS                         Underlying
                    Number of      Granted to                       Options/SARS on
                   Securities     Employees in      Exercise or       the Date of
                  Under Option   Financial Year      Base Price          Grant            Expiration
     Name            (#)(1)           (%)         ($/Security)(2)   ($/Security)(3)          Date
---------------   ------------   --------------   ---------------   ---------------   ------------------
JON S. PETERSEN      500,000           8%              $0.33             $0.26        November 1, 2007(4)
WOLF K. SEIDLER      500,000           8%              $0.33             $0.26        November 1, 2007(5)

----------
(1)  All securities under option are Shares.

(2) The Corporation's 1995 Stock Incentive Plan provides that the exercise price of any options granted is to be greater than or equal to the fair market value of the Shares on the date the option is granted.

(3) The market value of securities underlying options on the date of grant is the closing price of the Shares on The Toronto Stock Exchange on the trading day preceding the grant.

(4) These options were granted on November 1, 2003 for no consideration; the price range of the Shares for the 30 days preceding the grant was $0.25 to $0.32.

(5) These options were granted on November 1, 2003 for no consideration; the price range of the Shares for the 30 days preceding the grant was $0.25 to $0.32. In connection with Mr. Seidler ceasing to be an employee of the Corporation, these options expired unexercised on July 30, 2003.

(6) On May 2, 2003, Jan A. Vestrum purchased from the Corporation, for aggregate consideration of $11,400, 2,000,000 call options with an exercise price of $0.42 per Share and expiring May 2, 2004. The price range of the Shares for the 30 days preceding the issuance of these call options was $0.29 to $0.37, the market value of the Shares on the date of issuance of these call options was $0.36, and these call options represent 34% of the total options issued to employees in the financial year.

(7) On May 2, 2003, Hans Christian Qvist purchased from the Corporation, for aggregate consideration of $10,000, 1,750,000 call options with an exercise price of $0.42 per Share and expiring May 2, 2004. The price range of the Shares for the 30 days preceding the issuance of these call options was $0.29 to $0.37, the market value of the Shares on the date of issuance of these call options was $0.36, and these call options represent 34% of the total options issued to employees in the financial year.

(8) On November 1, 2003, Rupi Khanuja was granted, for no consideration, 250,000 options with an exercise price of $0.33 per Share and expiring November 1, 2007. The price range of the Shares for the 30 days preceding the grant was $0.25 to $0.32. On November 2, 2003, Rupi Khanuja was granted, for no consideration, 250,000 options with an exercise price of $0.33 per share and expiring November 2, 2007. The price range of the Shares for the 30 days preceding the grant was $0.25 to $0.32. The expiry date for the foregoing options was subsequently amended to July 1, 2004.

(9) On March 13, 2003, Frederick Puistienne was granted, for no consideration, 500,000 options with an exercise price of $0.36 per Share and expiring March 13, 2008. The price range of the shares for the 30 days preceding the grant was $0.35 to $0.44.

            Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

     The following table sets forth information concerning the exercise of options during the financial year ended June 30, 2003 and the value at June 30, 2003 of unexercised in the money options held by the Named Executive Officers:

                           Securities   Aggregate                                     Value of Unexercised
                          Acquired on     Value         Unexercised Options           in the Money Options
                            Exercise     Realized   Exercisable / Unexercisable   Exercisable / Unexercisable
        Name                 (#)(1)      ($)(2)                 (#)                         ($)(3)
-----------------------   -----------   ---------   ---------------------------   ---------------------------
JAN A. VESTRUM(4)             Nil          N/A              1,750,000/Nil                   Nil/Nil

JON S. PETERSEN               Nil          N/A            783,333 /166,667                Nil/$3,333

HANS CHRISTIAN QVIST(5)       Nil          N/A              1,000,000/Nil                   Nil/Nil

WOLF K. SEIDLER               Nil          N/A               Nil/500,000                  Nil/$10,000

----------
(1)  All securities acquired on exercise of options are Shares.

(2) Based on the closing trading price of the Shares on The Toronto Stock Exchange on the date of exercise.

(3) Based on the closing trading price of the Shares on The Toronto Stock Exchange on June 30, 2003, being $0.35.

(4) In addition, Mr. Vestrum has 2,000,000 call option (i) none of which were exercised during the financial year ended June 30, 2003, (ii) which are fully exerciseable, and (iii) which are not in the money.

(5) In addition, Mr. Qvist has 1,750,000 call option (i) none of which were exercised during the financial year ended June 30, 2003, (ii) which are fully exerciseable, and (iii) which are not in the money.

          Option/SAR Repricings During the Most Recently Completed Year

     During the financial year ended June 30, 2003, the Corporation did not reprice downward any options or SARs held by the Named Executive Officers.

                        Defined Benefit or Actuarial Plan

     The Corporation does not have a defined benefit or actuarial plan for the Named Executive Officers under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

 Termination of Employment, Change of Responsibilities and Employment Contracts

     On June 1, 2003, the Corporation entered into an agreement with a company 50% beneficially owned by Jan A. Vestrum, whereby Mr. Vestrum is to provide his services as President and Chief Executive Officer. The term of the agreement is for twelve months and thereafter for repeating six month periods. Pursuant to the agreement, the Corporation pays monthly compensation for Mr. Vestrum's services of NOK 210,000 (approximately CDN $38,910) per month and an annual bonus based upon the results and achievements of the Corporation. Mr. Vestrum is also entitled, subject to the termination of the agreement, to a housing allowance of GBP 2,000 (approximately CDN $4,470) per month from June 1, 2003 to June 1, 2005 and a housing allowance of GBP 1,200 (approximately CDN $2,680) per month from June 1, 2005 to June 1, 2006. The Corporation or Mr. Vestrum may, after June 1, 2004, terminate the agreement without cause on six months' notice. No severance payments are due to Mr. Vestrum pursuant to the agreement, except where Mr. Vesterum is no longer offered the position of Chief Executive Officer following a change of control (one shareholder controls more than 50%), in which circumstances Mr. Vestrum is entitled to 24 months severance pay.

     On September 9, 2002, the Corporation entered into an employment contract with Wolf Seidler for his services as Chief Operating Officer. The term of the agreement was from September 9, 2002 to January 1, 2003, and is to be renewed initially for six months and thereafter for repeating three month periods subject to notice by either party to the contrary. Pursuant to the agreement, Mr. Seidler received monthly compensation of US$16,000 for the period of September 9th to January 1, 2003 and US$17,000 per month thereafter. The agreement provides that it may be terminated by either party without cause on three months' notice. This agreement was terminated without severance on June 30, 2003.

     Except for the above, the Corporation and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers.

                             Compensation Committee

     The Corporation's Compensation Committee is comprised of Kai Th0gersen (Chair), Cameron G. Belsher and Hans Christian Qvist. Mr. Qvist is the Executive Chairman of the Corporation. Mr. Belsher and Mr. Th0gersen were not officers or employees of the Corporation or a subsidiary of the Corporation during the preceding financial year.

                        Report on Executive Compensation

     The Compensation Committee is responsible for making recommendations to the Board of Directors regarding the compensation be paid to each of the executive officers of the Corporation. In addition, the Compensation Committee makes recommendations regarding compensation programs and policies and the granting of options under the Corporation's 1995 Stock Incentive Plan.

     The Corporation's compensation program for executive officers consists of three major components: (i) salary and benefits, (ii) bonuses, and (iii) the granting of options under the Corporation's 1995 Stock Incentive Plan.

     Base salaries are established by comparison to competitive salary levels of other mining companies of comparable size and complexity. Base salaries are affected by factors particular to the individual, such as experience and level of responsibility.

     Bonuses of cash are used to reward executive officers for significant achievements. Bonuses generally are granted with reference to a formalized standard agreed to in advance with the employee. The performance of the particular executive as well as the Corporation is considered in determining whether a bonus will be paid and the amount of such bonus.

     The Corporation utilizes grants of stock options under its 1995 Stock Incentive Plan as the long-term incentive portion of its overall compensation for executive officers. Stock options are granted to new executive officers typically upon their commencement of employment with the Corporation. Additional grants are made periodically, consistent with the individuals level of responsibility and performance within the Corporation. Stock options are generally priced at the closing price of the Shares on The Toronto Stock Exchange on the day preceding the grant plus 10%, generally vest over 12 months after the date of grant and expire five years after the date of grant.

     The compensation of the Chief Executive Officer is determined in accordance with the considerations described above, and in particular, by comparison to competitive compensation packages of Chief Executive Officers of other mining companies of comparable size and complexity.

     In general, the Corporation's policies on executive compensation are intended to provide an appropriate compensation for executive officers that is internally equitable, externally competitive and reflects individual achievements.

     The Compensation Committee believes that the Corporation's compensation policies have allowed the Corporation to attract and retain a team of talented, motivated and experienced executive officers working towards the common goal of creating and enhancing shareholder value.

     Submitted by the Compensation Committee:

          Kai Thogersen (Chair)
          Cameron G. Belsher
          Hans Christian Qvist

                                Performance Graph

                                    [GRAPHIC]

     The following chart compares the total cumulative shareholder return for the previous five fiscal periods for $100 invested in the Shares of the Corporation with the total cumulative return from the S&P/TSX Diversified Metals & Mining Index:

INDEX VALUES

---------------------------------------------------------------------------------------------
                               June 30,   June 30,   June 30,   June 30,   June 30,   Nov. 5,
                                 1999       2000       2001       2002       2003      2003
---------------------------------------------------------------------------------------------
Crew Development Corporation     $100     $104.17     $ 82.50    $34.17     $29.17    $ 72.50
---------------------------------------------------------------------------------------------
S&P/TSX Minerals & Mining        $100     $ 90.02     $108.65    $96.10     $97.00    $134.39
---------------------------------------------------------------------------------------------

ACTUAL VALUES

------------------------------------------------------------------------------------------------
                                  June 30,   June 30,   June 30,   June 30,   June 30,   Nov. 5,
                                    1999       2000       2001       2002       2003      2003
------------------------------------------------------------------------------------------------
Crew Development Corporation        $1.20      $1.25      $0.99      $0.41      $0.35    $ 0.87
------------------------------------------------------------------------------------------------
S&P/TSX Minerals & Mining Index      3768       3392       4094       3621       3655     5,064
------------------------------------------------------------------------------------------------

                            Compensation of Directors

     An annual honorarium of US$10,000 is paid to each director of the Corporation for their services as a director. A fee of US$1,000 is paid to each director for each directors' meeting or committee meeting attended in person, or US$500 if such meeting is attended by the director by conference phone. Directors receive a disbursement of US$500 per day for travel time, plus reimbursement of expenses. Directors may also receive compensation in the form of incentive stock options for serving as directors of the Corporation.

     During the financial year ended June 30, 2003, Farris, Vaughan, Wills & Murphy, a law firm of which Cameron G. Belsher is a partner, received aggregate fees of $452,465 for legal services performed at the request of the Corporation.

     During the financial year ended June 30, 2003, Thommesen Krefting Greve Lund AS, a law firm of which Kai Th0gersen is a partner, received aggregate fees of $17,476 for legal services performed at the request of the Corporation.

     During the financial year ended June 30, 2003, Jan A. Vestrum and Hans Christian Qvist received compensation from the Corporation as described in "Statement of Executive Compensation".

                  Directors' and Officers' Liability Insurance

     Under an existing policy of insurance, the Corporation is entitled to be reimbursed for indemnity payments which it is required or permitted to make to the Corporation's directors and officers. Directors and officers of the Corporation, as individuals, are insured for losses arising from claims against them for certain of their acts, errors or omissions. The policy provides maximum coverage in any one policy year of $15,000,000 in annual claims (subject to a deductible of $25,000 to $100,000 per claim, payable by the Corporation). The annual premium in the current financial year is $256,000, which is paid by the Corporation. The premiums for the policy are not allocated between directors and officers as separate groups.

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

     At any time during the Corporation's most recently completed financial year, no director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     Other than as set forth elsewhere in this Information Circular no person who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

                              MANAGEMENT CONTRACTS

     There are no management functions of the Corporation or a subsidiary thereof which are to any substantial degree performed by a person other than the directors and senior officers of the Corporation or a subsidiary thereof.

                              CORPORATE GOVERNANCE

     In 1995, The Toronto Stock Exchange adopted non-compulsory Guidelines for Improved Corporate Governance in Canada (the "TSX Guidelines") which require Canadian incorporated listed companies to disclose their corporate governance practices with reference to the TSX Guidelines. This disclosure is attached to this Information Circular as Appendix "A".

                             APPOINTMENT OF AUDITORS

     At the meeting, the shareholders will be called upon to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation, to hold office until the next annual general meeting of the Corporation, at a remuneration to be fixed by the Board of Directors. Deloitte & Touche LLP has acted as the auditors of the Corporation since March 20, 2000.

     UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE REAPPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION, TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE CORPORATION, AT A REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS.

     THE DIRECTORS OF THE CORPORATION RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE REAPPOINTMENT OF DELOITTE & TOUCHE LLP.

          INCREASE IN SHARES ISSUABLE PURSUANT TO STOCK INCENTIVE PLAN

     The Corporation's 1995 Stock Incentive Plan (the "Incentive Plan") was approved by shareholders on February 3, 1995. The Incentive Plan currently provides for up to 15 million Shares to be issued pursuant to the exercise of options thereunder. As at November 7, 2003, a total of 12,660,833 options were outstanding under the Incentive Plan. This amount includes the 5,250,000 call options issued by the Corporation for aggregate consideration to the Corporation of $126,400. An additional 1,026,500 options were issued under the Incentive Plan and exercised prior to the appointment of the current management of the Corporation (which occurred in March of 2002). The provisions of the Incentive Plan, as required by The Toronto Stock Exchange, provide that these previously exercised options count against the Incentive Plan's maximum number of available options.

     The purpose of the Incentive Plan is to attract, retain and compensate persons who are important for the growth and success of the Corporation and to ensure that such persons' interests are aligned with those of the shareholders. As the Corporation has only 1,312,667 options available pursuant to the Incentive Plan for further grants, shareholders will be called upon at the meeting to consider a resolution (the "Option Amendment Resolution") to amend the Incentive Plan to increase the number of Shares issuable upon the exercise of options thereunder by 7 million Shares to an aggregate of 22 million Shares. Management believes having the extra options available for issue is important to continue to attract, retain and compensate new employees and management as the Corporation moves to its next phase of development. The proposed number of Shares to be issuable under the Incentive Plan represents approximately 12.8% of the issued and outstanding Shares of the Corporation on a fully diluted basis (assuming the Corporation's 9% Senior Unsecured Convertible Bond Issue 2003/2006 are fully converted). Excluding call options for which consideration was received by the Corporation in exchange for the issuance thereof, and excluding options that have been exercised in the past, the proposed number of Shares issuable under the Incentive Plan represents 9.1% of the issued and outstanding Shares of the Corporation on a fully diluted basis.

     The full text of the Option Amendment Resolution is set forth below:

     "BE IT RESOLVED, as an ordinary resolution, THAT:

1. subject to the approval of The Toronto Stock Exchange, the amendment to the Corporation's 1995 Stock Incentive Plan to provide that the number of common shares of the Corporation issuable pursuant to the exercise of options thereunder be increased to 22 million shares be authorized and approved;

2. notwithstanding that this resolution has been passed by the shareholders of the Corporation, the Board of Directors may revoke such resolution at any time before it is effected without further action by the shareholders; and

3. any director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver all documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action."

     To be effective, the Option Amendment Resolution must be approved by a majority of the votes cast in person or by proxy at the meeting on this resolution. The rules of The Toronto Stock Exchange and the provisions of the Incentive Plan require that the proposed Option Amendment Resolution be approved by a majority of the votes cast at the meeting, other than votes attaching to securities beneficially owned by insiders of the Corporation to whom Shares may be issued pursuant to the Incentive Plan, or their associates. To the best of the Corporation's knowledge, the number of votes attaching to securities that will not be counted on this resolution totals approximately 1.1% of the aggregate number of votes attaching to the voting securities of the Corporation. The Board of Directors retain the discretion to abandon and not implement the proposed resolution.

     UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE OPTION AMENDMENT RESOLUTION.

     THE DIRECTORS OF THE CORPORATION RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE OPTION AMENDMENT RESOLUTION.

                                 CHANGE OF NAME

     At the meeting, shareholders will be called upon to consider a special resolution (the "Name Change Resolution") to change the name of the Corporation from "Crew Development Corporation" to "Crew Gold Corporation". The Board of Directors believes that the proposed name is more indicative of the Corporation's current strategy, which is to focus on gold exploration and gold producing assets, as a opposed to its former strategy of being a broadly diversified multi-commodity mining company.

     The full text of the Name Change Resolution is set forth below:

     "BE IT RESOLVED, as a special resolution, THAT:

     1. the name of the Corporation be changed from "Crew Development Corporation" to "Crew Gold Corporation"

     2. notwithstanding that this resolution has been passed by the shareholders of the Corporation, the Board of Directors may revoke such resolution at any time before it is effected without further action by the shareholders; and

     3. any director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver all documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action."

     To be effective, the Name Change Resolution must be approved by a majority of not less than 2/3 of the votes cast in person or by proxy at the meeting on this resolution. The Board of Directors retains the discretion to abandon and not implement the proposed resolution.

     UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE NAME CHANGE RESOLUTION.

     THE DIRECTORS OF THE CORPORATION RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE NAME CHANGE RESOLUTION.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

     Management of the Corporation knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the Instrument of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

                              APPROVAL OF CIRCULAR

     The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by the directors of the Corporation.

     DATED at Vancouver, British Columbia, this 6th day of November, 2003.

                       BY ORDER OF THE BOARD OF DIRECTORS

                              (signed) Rupi Khanuja
                               Corporate Secretary

                                  APPENDIX "A"

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSX CORPORATE GOVERNANCE GUIDELINES             COMPLIANT?   CREW CORPORATE GOVERNANCE PRACTICES
---------------------------------------------   ----------   ----------------------------------------------------------------------
(1)  The board of directors should explicitly      Yes       The Board of Directors is responsible for the stewardship of the
     assume responsibility for stewardship of                business and affairs of the Corporation, and reviews, discusses and
     the corporation, and as part of the                     approves various matters related to the Corporation's operations,
     overall stewardship responsibility,                     strategic direction and organizational structure to ensure that the
     should assume responsibility for the                    best interests of the Corporation and its stakeholders are being
     following matters:                                      served.

          (a)  adoption of a strategic             Yes       The Chief Executive Officer, with the active involvement of the Board
               planning process;                             of Directors, is responsible for ensuring that there are long-term goals and a strategic planning process in place for the Corporation.
                                                             On an on-going basis, the Board of Directors and management meet together for strategic planning, where the Board of Directors reviews and approves a strategic plan. On an on-going basis, the Board of
                                                             Directors monitors management's success in implementing the strategies set out in the plan and provides guidance and judgment to the evolving strategic plan.

          (b)  the identification of the           Yes       The Board of Directors, through its committees and as a whole, has a
               principal risks of the                        mandate to ensure that there are in place systems to effectively
               corporation's business and                    monitor and manage business risks, with a view to the long-term
               ensuring the implementation of                viability of the Corporation. The Board of Directors continually
               appropriate systems to manage                 reviews existing practices and systems with a view to improving such
               these risks;                                  processes where appropriate.

          (c)  succession planning, including      Yes       The Board of Directors is responsible for establishing processes for
               appointing, training and                      succession planning, including appointing and monitoring the
               monitoring senior management;                 performance of senior executives. The Board of Directors reviews and assesses the performance of the Chief Executive Officer and, with the
                                                             Chief Executive Officer, all other key members of senior management who report to the Chief Executive Officer, and the quality and effectiveness of the senior management leadership team.

          (d)  a communications policy for         Yes       The Board of Directors ensures that the Corporation has in place a
               the corporation; and                          formal communications policy to ensure a continued link between the
                                                             Board of Directors, its shareholders and its senior management. The
                                                             Board of Directors is kept informed of any material issue of concern to shareholders and provides direction for action as required.

TSX CORPORATE GOVERNANCE GUIDELINES             COMPLIANT?   CREW CORPORATE GOVERNANCE PRACTICES
---------------------------------------------   ----------   ----------------------------------------------------------------------
          (e)  the integrity of the                Yes       The Board of Directors and the Audit Committee is responsible for the
               corporation's internal control                supervision of the reliability and integrity of the accounting
               and management information                    principles and practices, financial reporting and disclosure practices
               systems.                                      followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws.

(2)  The board of directors should be              Yes       The Board of Directors will be comprised of five members effective
     constituted with a majority of the                      upon the election of directors at the meeting. Three of the five
     individuals who qualify as "unrelated"                  nominees for election as directors of the Corporation are "unrelated"
     directors (independent of management and                directors.
     free from conflicting interest).

(3)  The board of directors will assess and        Yes       Of the nominees for directors, Hans Christian Qvist, the Executive
     disclose on an annual basis (i) whether                 Chairman of the Corporation, and Jan. A. Vestrum, the Chief Executive
     the board of directors has a majority of                Officer and President of the Corporation, are by virtue of their
     unrelated directors and (ii) the                        executive positions with the Corporation, "related" directors.
     analysis of the application of the
     principles supporting this conclusion.                  As for the remainder of the nominated directors, namely Cameron G.
                                                             Belsher, A. Simon Malone and Kai Th0gersen, none of them or their associates: (i) are employees of the Corporation or its subsidiary,
                                                             (ii) have business relationships, or (iii) have received remuneration from the Corporation or its subsidiary (other than directors'
                                                             remuneration), which, in the case of (ii) or (iii), could reasonably be considered to materially interfere with the director's ability to act in the best interests of the Corporation, and consequently are considered to be "unrelated" to the Corporation.

(4)  The board of directors should appoint a        No       The Board of Directors as a whole has the mandate to recommend
     committee of directors, composed                        qualified candidates for the Board of Directors, annually review the
     exclusively of outside directors, a                     credentials of nominees for re-election and ensure qualifications are
     majority of whom are unrelated                          maintained.
     directors, with the responsibility for
     proposing new nominees to the board and
     for assessing directors on an ongoing
     basis.

(5)  The board of directors should implement       Yes       The Executive Chairman and the chair of each of the committees of the
     a process for assessing the                             Board of Directors are responsible for ensuring the effective
     effectiveness of the board of directors,                administration and performance of the Board of Directors and its
     its committees and the contribution of                  committees.
     individual directors.

(6)  Every corporation should provide an           Yes       It is the intention of the Board of Directors that as and when a new
     orientation and education program for                   nominee is identified, it will ensure that a full program of
     new recruits to the board of directors.                 orientation and education is provided for the nominee, including (but not limited to) provision of a complete corporate history, including copies of past minutes of meetings of the Board of Directors, as well as information regarding the Corporation's business and operations.

TSX CORPORATE GOVERNANCE GUIDELINES             COMPLIANT?   CREW CORPORATE GOVERNANCE PRACTICES
---------------------------------------------   ----------   ----------------------------------------------------------------------
(7)  Every board of directors should examine       Yes       The Board of Directors as a whole annually examine the size of the
     its size to determine the impact of the                 Board of Directors to ensure that it is optimum for decision making.
     number upon effectiveness, and where
     appropriate, undertake a program to
     reduce the size to facilitate more
     effective decision-making.

(8)  The board of directors should review          Yes       The amount and form of Director compensation is reviewed periodically
     adequacy and form of the compensation of                by the Compensation Committee, with any resultant recommendations made
     directors and ensure the compensation                   to the full Board of Directors, to ensure that such compensation
     realistically reflects the                              realistically reflects the responsibilities and risks of being an
     responsibilities and risk involved in                   effective Director.
     being an effective director.

(9)  Committees of the board of directors           No       All committees of the Board of Directors are composed of a majority of
     should generally be composed of outside                 unrelated directors. The Audit Committee is composed of outside
     directors, a majority of whom are                       directors. The Compensation Committee is composed of three members,
     unrelated directors.                                    two of whom are outside directors.

(10) The board of directors should expressly       Yes       The Board of Directors as a whole ensure that an effective and
     assume responsibility for, or assign to                 efficient approach to corporate governance at the Corporation is
     a committee of directors, general                       developed and implemented. The Board of Directors assess the
     responsibility for developing the                       effectiveness of corporate governance and act accordingly.
     corporation's approach to governance
     issues.

(11) The board of directors, together with         Yes       The Board of Directors expect management to be responsible for the
     the Chief Executive Officer, should                     day-to-day operations of the Corporation and to implement the approved
     develop position descriptions for the                   corporate objectives and strategic business plans within the context
     board of directors and for the Chief                    of authorized budgets, specific delegations of authority for various
     Executive officer, involving the                        matters and corporate policies and procedures. Management is expected
     definition of the limits to management's                to report regularly to the Board of Directors in a comprehensive,
     responsibilities. The board of directors                accurate and timely fashion on the business and affairs of the
     should approve or develop the corporate                 Corporation.
     objectives which the Chief Executive
     Officer is responsible for meeting. '                   Any responsibility that is not delegated to senior management or to a committee of the Board of Directors remains with the Board.

                                                             The Board of Directors set objectives for the Chief Executive Officer and reviews performance against those objectives at least annually.
                                                             These objectives include the general mandate to implement the approved corporate objectives and the strategic business plan.

(12) The board of directors should have in         Yes       The Board of Directors meets independently of management when needed.
     place appropriate structures and
     procedures to ensure that the board of
     directors can function independently of
     management.

TSX CORPORATE GOVERNANCE GUIDELINES             COMPLIANT?   CREW CORPORATE GOVERNANCE PRACTICES
---------------------------------------------   ----------   ----------------------------------------------------------------------
(13) The audit committee of the board of           Yes       The Audit Committee of the Board of Directors is composed of two
     directors should be composed only of                    members, both of whom are outside and unrelated Directors.
     outside directors and should have (i)
     specially defined roles and                             The Audit Committee assists the Board of Directors in fulfilling its
     responsibilities; (ii) direct                           responsibilities for the Corporation's accounting and financial
     communication channels with the internal                reporting practices by reviewing the quarterly and annual consolidated
     and external auditors; and (iii)                        financial statements, reviewing the adequacy of the system of internal
     oversight responsibility for management                 controls, reviewing any relevant accounting, financial and security
     reporting on internal control.                          regulatory matters, reviewing the management of corporate risks and recommending the appointment of external auditors, who meet quarterly with management and separately with management excluded. The Audit
                                                             Committee also provides a mechanism for communication between the
                                                             Board of Directors and the Corporation's external auditors, who meet quarterly with management and separately with management excluded.

                                                             This Committee, which currently consists of Cameron G. Belsher (Chair)
                                                             and Kai Th0gersen, held five meetings during the financial year ended
                                                             June 30, 2003.

(14) The board of directors should implement       Yes       Individual Directors may engage outside advisers at the expense of the
     a system which enables an individual                    Corporation, with the prior approval of the full Board of Directors.
     director to engage an outside advisor at
     the corporation's expense, in
     appropriate circumstances.

                                                  CREW DEVELOPMENT CORPORATION

                                                      INSTRUMENT OF PROXY

Type of Meeting:  Annual and Special General Meeting
Meeting Date:     Monday, December 15, 2003
Meeting Time:     10:00 a.m. (Vancouver Time)
Meeting Location: Terminal City Club, President's Room, 837 West Hastings Street, Vancouver, British Columbia

The undersigned shareholder of Crew Development Corporation (the "Corporation") hereby appoints Jan A. Vestrum, the President and Chief Executive Officer and a director of the Corporation, or failing him, Cameron G. Belsher, a director of the
Corporation, or in the place of the foregoing, __________________________________, as proxy for the undersigned shareholder, with full power of substitution, to attend, act and vote for and on behalf of the undersigned shareholder in respect of all matters that may properly come before the above-mentioned meeting of the shareholders of the Corporation and at any adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the said meeting, or adjournment thereof, and without limiting the generality of the power hereby conferred, to vote as directed below:

1.   To fix the number of directors of the       For   Against   4.   To approve an amendment to the               For  Against
     Corporation at five (5).                    [_]    [_]           Corporation's 1995 Stock Incentive Plan,     [_]    [_]
                                                                      as amended, to increase the number of
                                                                      shares issuable thereunder, all as more
2.   To elect each of the following persons as   For  Withhold        particularly described in the Information
     a director of the Corporation for the                            Circular of management.
     ensuing year:
                                                                 5.   To approve the change of the Corporation's   For  Against
        Hans Christian Qvist                     [_]    [_]           name to "Crew Gold Corporation", all as      [_]    [_]
        Cameron G. Belsher                       [_]    [_]           more particularly described in the
        A. Simon Malone                          [_]    [_]           Information Circular of management.
        Kai Thogersen                            [_]    [_]
        Jan A. Vestrum                           [_]    [_]
                                                                 6.   To transact such further and other
3.   To re-appoint Deloitte & Touche LLP,        For  Withhold        business as may properly come before the
     Chartered Accountants, as auditors of       [_]    [_]           meeting or at any adjournment thereof.
     the Corporation for the ensuing year and
     to authorize the directors to fix their
     remuneration.

---------------------------------------   The undersigned shareholder hereby revokes any instrument of proxy previously given to attend and vote at said meeting or at any adjournment thereof.


                                          Signature of shareholder:
                                                                    -----------------------------------------------------------
                                          Name of shareholder (please print):
                                                                              -------------------------------------------------
                                          Date:
                                                -------------------------------------------------------------------------------
                                          Number of shares represented by this instrument of proxy:
                                                                                                    ---------------------------
                                          If not dated, this instrument of proxy is deemed to bear the date on which it was mailed by management of the Corporation. If the number of shares represented by this instrument of proxy is not indicated, then all shares registered in the name of the
---------------------------------------   shareholder will be deemed to be represented by this instrument of proxy.

             BEFORE EXECUTING THIS INSTRUMENT OF PROXY, PLEASE READ THE NOTES LOCATED ON THE REVERSE SIDE HEREOF.

1.   This instrument of proxy is solicited by the management of the Corporation.

2.   (i) If the shareholder wishes to attend the meeting to vote on the resolutions in person, please register as a shareholder with the Corporation's scrutineers at the meeting.

     (ii) If the shareholder has its shares held by its financial institution and wishes to attend the meeting to vote on the resolutions in person, please cross off the management appointee name or names, insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the instrument of proxy. At the meeting a vote will be taken on each of the resolutions as set out on this instrument of proxy and the shareholder's vote will be counted at that time.

3.   If the shareholder cannot attend the meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Corporation, to vote according to the shareholder's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxy's name in the space provided, sign and date and return the instrument of proxy. Where no choice on a resolution is specified by the shareholder, this instrument of proxy confers discretionary authority upon the shareholder's appointed proxy with respect to such resolution.

4.   If the shareholder cannot attend the meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, please leave the wording appointing a nominee as shown, sign and date and return the instrument of proxy. Where no choice or both choices are specified by a shareholder on a resolution shown on the instrument of proxy, a nominee of management acting as proxy will vote the shares as if the shareholder had specified an affirmative vote.

5.   The shares represented by this instrument of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. This instrument of proxy confers discretionary authority upon the person appointed proxy hereunder to vote on amendments or variations of matters identified in the
     Notice of Meeting and other matters that may properly come before the meeting.

6.   This instrument of proxy must be signed and dated by the shareholder or by the shareholder's attorney duly authorized in writing or, if the shareholder is a body corporate or association, signed by any individual authorized by a resolution of the directors or governing body of the body corporate or association. If the instrument of proxy is executed by an attorney for an individual or by an individual authorized by a shareholder that is a body corporate or association, the instrument so empowering the attorney or individual, as the case may be, or a notarialy certified copy thereof, must accompany the instrument of proxy.

7.   To be effective, this instrument of proxy must be deposited at the office of Pacific Corporate Trust Company, 10th Floor,
     625 Howe Street, Vancouver, British Columbia, V6C 3B8 (facsimile: (604)689-8144), by mail or by facsimile, not less than
     48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting.

                          CREW DEVELOPMENT CORPORATION
                                   Abbey House
                                 Wellington Way,
                               Weybridge, Surrey,
                             KT13 OTT United Kingdom

                               (the "Corporation")

TO: Registered and Non-Registered Shareholders

National Instrument 54-102 provides Shareholders with the opportunity to request annually to have their name added to the Corporation's supplemental mailing list in order to receive quarterly financial statements of the Corporation. If you wish to receive such statements, please complete and return this form to:

                         PACIFIC CORPORATE TRUST COMPANY
                          10th Floor - 625 Howe Street
                           Vancouver, British Columbia
                                     V6C 3B8


                   -------------------------------------------
                        PLEASE PRINT NAME OF SHAREHOLDER


                   -------------------------------------------
                                 MAILING ADDRESS


                   -------------------------------------------
                                    CITY/TOWN


                   -------------------------------------------
                     PROVINCE/STATE              POSTAL CODE

BY SIGNING BELOW THE UNDERSIGNED HEREBY CERTIFIES TO BE A SHAREHOLDER OF THE CORPORATION.

                          DATE:
                                -----------------------


                          -----------------------------
                            SIGNATURE OF SHAREHOLDER

Auditors' Report and Consolidated Financial Statements of

CREW DEVELOPMENT CORPORATION

June 30, 2003 and 2002

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466                                               [Deloitte
Fax: (604) 685 0395                                               & Touche LOGO]
www.deloitte.ca

Auditors' Report

To the Shareholders of
Crew Development Corporation

We have audited the consolidated balance sheets of Crew Development Corporation as at June 30, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
September 3, 2003

--------
Deloitte
Touche
Tohmatsu
--------

CREW DEVELOPMENT CORPORATION
Consolidated Balance Sheets
As at June 30
(Expressed in Canadian dollars)
================================================================================

                                                           2003            2002
                                                       -------------   ------------
ASSETS

CURRENT
   Cash                                                $   6,689,956   $  4,376,481
   Accounts receivable                                       359,147        198,812
   Prepaid expenses                                          344,260        250,389
   Due from Metorex Limited                                  638,591      2,263,232
   Investment in Metorex Limited (Note 5)                  3,716,398             --
   Investment in Asia Pacific Resources (Note 6)           1,730,760             --
-----------------------------------------------------------------------------------
                                                          13,479,112      7,088,914
NALUNAQ MINERAL PROPERTY INTEREST (Note 3)                45,135,182     34,460,247
SECURITY DEPOSIT (Note 3)                                    877,338             --
INVESTMENT IN AND ADVANCES TO BARBERTON
   MINES LTD. (Note 4)                                     5,257,843             --
INVESTMENT IN METOREX LIMITED (Note 5)                            --     28,809,532
INVESTMENT IN ASIA PACIFIC RESOURCES (Note 6)                     --      4,950,000
OTHER MINERAL PROPERTY INTERESTS (Note 7)                  3,453,462      5,858,894
OTHER                                                        190,467        918,347
-----------------------------------------------------------------------------------
                                                       $  68,393,404   $ 82,085,934
===================================================================================

LIABILITIES

CURRENT
   Accounts payable and accrued liabilities            $   2,858,560   $  2,648,712
   Accrued restructuring costs (Note 8)                      327,685             --
   Promissory notes due to related parties (Note 15)         379,152             --
-----------------------------------------------------------------------------------
                                                           3,565,397      2,648,712
FUTURE INCOME TAXES (Note 9)                               3,338,484      3,338,484

NON-CONTROLLING INTEREST                                   4,007,830      2,324,649
-----------------------------------------------------------------------------------
                                                          10,911,711      8,311,845
-----------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Share capital (Note 10)                                  160,114,934    160,114,934
Share purchase warrants (Note 10 (d) and (e))                 21,430        275,250
Contributed surplus (Note 10 (d))                            275,250             --
Deficit                                                 (102,707,955)   (83,846,598)
Cumulative translation adjustment (Note 11)                 (221,966)    (2,769,497)
-----------------------------------------------------------------------------------
                                                          57,481,693     73,774,089
-----------------------------------------------------------------------------------
                                                       $  68,393,404   $ 82,085,934
===================================================================================

COMMITMENTS AND CONTINGENCIES (Notes 12 and 13)

ON BEHALF OF THE BOARD:


(Signed) Jan Vestrum                                (Signed) Cam Belsher
----------------------------                        ----------------------------
Jan Vestrum, Director                               Cam Belsher, Director

        See accompanying Notes to the Consolidated Financial Statements.

CREW DEVELOPMENT CORPORATION
Consolidated Statements of Loss and Deficit
For the years ended June 30,
(Expressed in Canadian dollars)
================================================================================

                                                                                2003           2002
                                                                           -------------   ------------
MINERAL SALES                                                              $          --   $111,730,701
DIRECT COSTS OF MINERAL SALES                                                         --    (87,425,868)
AMORTIZATION                                                                          --     (4,108,590)
-------------------------------------------------------------------------------------------------------
                                                                                      --     20,196,243
-------------------------------------------------------------------------------------------------------
EXPENSES
   Administration, office and general                                          5,268,364     14,040,785
   Interest                                                                      266,626      1,530,963
   Professional fees                                                           1,723,320      1,857,503
-------------------------------------------------------------------------------------------------------
                                                                               7,258,310     17,429,251
-------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSES)
   Equity earnings from investment in Barberton Mines Ltd. (Note 4)               91,046             --
   Loss on investment in Metorex Limited (Note 5)                             (5,448,760)    (8,811,498)
   Provision for impairment of Chibuluma South Mine (Note 5 (b)                       --     (8,450,857)
   Loss on geothermal asset (Note 7 (g))                                      (2,897,355)    (1,503,055)
   Provision for impairment of investment in Asia Pacific
      Resources (Note 6)                                                      (2,887,350)   (19,593,056)
   Costs related to Mindoro Nickel Project (Note 7 (e))                               --     (1,572,585)
   Provision for impairment of other mineral property interests (Note 7)              --     (5,009,878)
   Restructuring costs (Note 8)                                                 (593,127)            --
   Foreign exchange (loss) gain                                                 (119,409)     1,510,820
   Interest and other income, net                                                 34,890      2,157,547
-------------------------------------------------------------------------------------------------------
                                                                             (11,820,065)   (41,272,562)
-------------------------------------------------------------------------------------------------------
LOSS BEFORE PROVISION FOR INCOME TAXES AND
   NON-CONTROLLING INTEREST                                                  (19,078,375)   (38,505,570)
-------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES (Note 9)
   Current                                                                            --      4,875,053
   Future                                                                             --     (4,228,918)
-------------------------------------------------------------------------------------------------------
                                                                                      --        646,135
-------------------------------------------------------------------------------------------------------
LOSS BEFORE NON-CONTROLLING INTEREST                                         (19,078,375)   (39,151,705)
NON-CONTROLLING INTEREST                                                         217,018     (1,598,984)
-------------------------------------------------------------------------------------------------------
NET LOSS                                                                     (18,861,357)   (40,750,689)
DEFICIT, BEGINNING OF YEAR                                                   (83,846,598)   (42,697,223)
DIVIDEND (Note 7 (g))                                                                 --       (228,284)
NET LIABILITIES ACQUIRED ON REVERSE TAKEOVER
   OF NORTH PACIFIC GEOPOWER (Note 7 (g))                                             --       (170,402)
-------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                                       $(102,707,955)  $(83,846,598)
=======================================================================================================

LOSS PER SHARE - BASIC AND DILUTED                                         $       (0.14)  $      (0.31)
=======================================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                138,664,295    131,790,183
=======================================================================================================

        See accompanying Notes to the Consolidated Financial Statements.

CREW DEVELOPMENT CORPORATION
Consolidated Statements of Cash Flows
For the years ended June 30,
(Expressed in Canadian dollars)
================================================================================

                                                                             2003           2002
                                                                         ------------   ------------
OPERATING ACTIVITIES
   Net loss                                                              $(18,861,357)  $(40,750,689)
   Add (deduct) items not affecting cash:
      Amortization                                                                 --      4,108,590
      Equity earnings from Barberton Mines Limited                            (91,046)            --
      Loss on investment in Metorex                                         5,448,760      8,811,498
      Provision for impairment of Chibuluma South Mine                             --      8,450,857
      Provision for impairment of investment in Asia Pacific                2,887,350     19,593,056
      Provision for impairment of geothermal asset                          2,897,355
      Provision for impairment of other mineral property interests                 --      5,009,878
      Future income taxes                                                          --     (4,228,918)
      Non-controlling interest                                               (217,018)     1,598,984
      Other                                                                   693,372       (841,622)
   Change in non-cash operating working capital items (Note 14 (a))           662,479     (8,801,059)
----------------------------------------------------------------------------------------------------
                                                                           (6,580,105)    (7,049,425)
----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Issuance of common shares                                                       --      3,364,032
   Issuance of share purchase warrants (Note 10)                               21,430        275,250
   Repayments of amount due from Metorex Limited                            1,554,551        797,419
   Dividends received (paid)                                                  858,500        (98,666)
   Increase in long-term debt                                                      --      5,011,805
   Paid to non-controlling interest of subsidiaries                                --     (1,670,765)
----------------------------------------------------------------------------------------------------
                                                                            2,434,481      7,679,075
----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Proceeds on disposal of interest in Metorex (Note 5 (c) (iii))          21,333,405      2,969,040
   Reduction of cash on de-consolidation of Metorex (Note 5 (c))                   --     (8,071,066)
   Investment in Barberton Mines Limited (Note 4)                          (5,133,000)            --
   Expenditures on Nalunaq mineral property interest (Note 3)              (8,782,240)    (8,465,895)
   Security deposit for mine closure costs (Note 3)                          (877,338)            --
   Expenditures on other mineral property interests (Note 7)                 (491,923)    (2,717,587)
   Proceeds on disposal of interest in Asia Pacific Resources (Note 6)        303,777             --
   Investment in Asia Pacific Resources (Note 6)                                   --     (5,000,000)
   Acquisition of property, plant and equipment                                    --    (14,159,721)
   Other                                                                      (12,991)       396,247
----------------------------------------------------------------------------------------------------
                                                                            6,339,690    (35,048,982)
----------------------------------------------------------------------------------------------------
NET CASH INFLOW (OUTFLOW)                                                   2,194,066    (34,419,332)
CASH POSITION, BEGINNING OF YEAR                                            4,376,481     38,795,813
----------------------------------------------------------------------------------------------------
CASH POSITION, END OF YEAR                                               $  6,570,547   $  4,376,481
====================================================================================================

SEE NOTE 14 (b) AND (c) FOR NON-CASH INVESTING ACTIVITIES AND SUPPLEMENTAL CASH FLOW INFORMATION.

        See accompanying Notes to the Consolidated Financial Statements.

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

1.   NATURE OF OPERATIONS

     Crew Development Corporation ("Crew" or the "Company") is an international mining exploration, development and operating company focused on identifying, acquiring and developing resource projects world-wide. At present, Crew controls development projects in Greenland, Norway, Ghana and the Philippines. The Company's shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States.

2.   SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies used in these consolidated financial statements are as follows:

     (a)  Basis of consolidation

          The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company as at June 30, 2003 are as follows:

          Subsidiary                                      % interest
          ---------------------------------------------   ----------
          Nalunaq Gold Mine A/S (Greenland) ("Nalunaq")      82.5%
          Crew Norway AS (formerly Mindex ASA)                100%
          North Pacific GeoPower Corp. (Canada)              86.1%
          Hwini-Butre Minerals Ltd. (Ghana)                   100%

          The Company's 67% interest in Nanortalik IS (Greenland) is subject to joint control and is consolidated on a proportionate basis, whereby the Company includes in its accounts its proportionate share of Nanortalik's assets, liabilities, and expenses. Subsequent to year end, the Company's interest in Nanortalik increased to 72%.

          The Company's investment in Metorex Limited ("Metorex") was recorded using the equity method until November 24, 2000, on which date the Company increased its interest to 52% and acquired control of Metorex. The Company then consolidated the results of operations and financial position of Metorex, until its interest was reduced to 41.4% on April 30, 2002, at which time the Company reverted back to the equity method. As a result of a share sale on June 20, 2003 the Company's interest dropped to 5.34% and the Company commenced accounting for the investment in Metorex on the cost basis (Note 5).

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (b)  Use of estimates

          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

     (c)  Revenue recognition

          Revenue from mineral sales is based on the value of minerals sold, excluding value added tax, and is recognized at the time that mineral ore is delivered to the customer, risks of ownership have passed and collectability is reasonably assured.

     (d)  Foreign currency translation

          For operations considered financially and operationally integrated with the Company, foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses are included in earnings.

          For operations considered self-sustaining, foreign currency assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate for the fiscal period. The resulting exchange gains and losses are accumulated in a separate component of shareholders' equity until there has been a realized reduction in the net investment in such operations.

     (e)  Cash

          Cash includes short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding ninety days.

     (f)  Investments

          Investments where the Company has the ability to exercise significant influence, generally 20% to 50% owned by the Company, are accounted for using the equity method. Under this method, the Company's share of the company's earnings or losses is included in operations and its investments therein is adjusted by a like amount. Dividends received are credited to the investment accounts.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (f)  Investments (continued)

          Other long-term investments are accounted for using the cost method, whereby income is included in operations when received or receivable. Provisions for impairment of long-term investments are made, where necessary, to recognize other than temporary declines in value. Investments which are capable of reasonably prompt liquidation, and which the Company intends to dispose of, are classified as short-term investments and recorded at the lower of cost and market value.

     (g)  Property, plant and equipment

          Property, plant and equipment are depreciated on a straight-line or diminishing balance basis over their estimated useful lives. Details of the method and estimated useful lives are as follows:

          Buildings                   - straight line basis over periods from 3-20 years
          Plant and equipment         - straight line basis over periods from 3-20 years
          Vehicles                    - straight line basis over 5 years
          Office equipment,           - diminishing balance basis at annual rates of
             furniture and fixtures        between 20% and 30%

          Management reviews the carrying values of its property, plant and equipment on a regular basis for evidence of impairment, primarily by reference to estimated future operating results and undiscounted net cash flows. When the carrying values of these assets exceed their estimated net recoverable amounts, the Company records an impairment provision.

     (h)  Mineral property interests

          All costs related to the acquisition, exploration and development of mineral properties are capitalized until either commercial production is established, the property is determined to be impaired or it is abandoned. On achievement of commercial production, such costs will be amortized on a systematic basis over the estimated productive life of the property. The Company reviews the carrying value of each property on a regular basis for evidence of impairment. This review generally is made by reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and others, and/or management's estimates of the cash flow to be generated by any producing property based on a mine plan feasibility study. When the carrying value of a property is estimated to exceed its net recoverable amount, provision is made for the decline in value.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (h)  Mineral property interests (continued)

          The carrying value of mineral property interests represent costs incurred to date and do not reflect present or future values. The Company is in the process of exploring the other mineral properties interests and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, and upon future profitable production.

     (i)  Income taxes

          Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carryforwards and other deductions. The valuation of future income tax assets is adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

     (j)  Stock options

          Effective July 1, 2002 the Company adopted the new recommendations of the CICA with respect to stock-based compensation and other stock-based payments on a prospective basis. The new recommendations require that stock-based payments to non-employees be accounted for using a fair-value based method of accounting. The recommendations encourage, but do not require, the use of a fair-value based method of accounting for stock compensation to employees. The Company has elected to continue to not record stock options issued to employees as compensation expense and to disclose pro forma information on the fair value of stock compensation issued during the period in the notes to the financial statements. Had compensation cost for the Company's stock-based compensation been accounted for under the fair-value based method of accounting, the Company's net income and earnings per share would have been as follows:

          Net loss for the period                                  $(18,861,357)
          Fair value of share compensation to employees                (474,767)
          ----------------------------------------------------------------------
          Pro forma net loss for the period                        $(19,336,124)
          ======================================================================
          Pro forma net loss per share                             $      (0.14)
          ======================================================================

          The fair value of stock compensation issued to employees was determined using the Black-Scholes option pricing model assuming an average volatility factor of 66%, an average risk-free rate of 3.9% and an expected life of 1 or 5 years. The fair value is amortized on a straight-line basis from the grant date over the vesting period of the related options.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (k)  Earnings (loss) per share

          Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the treasury stock method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants, and are excluded from the computation if their effect is antidilutive.

3.   NALUNAQ MINERAL PROPERTY INTEREST

     The following table shows the continuity of the Nalunaq mineral property interest during the years ended June 30:

                                                           2003          2002
                                                       -----------   -----------

     Balance, beginning of year                        $34,460,247   $25,994,352
     Acquisition of interest                             1,892,695            --
     Expenditures incurred during the year               8,782,240     8,465,895
     ---------------------------------------------------------------------------
     Balance, end of year                              $45,135,182   $34,460,247
     ===========================================================================

     During the year ended June 30, 2000, the Company acquired a 57% interest in the Nalunaq I/S joint venture whose principal asset is a gold development project located in Greenland. This interest was subsequently increased to 67% through additional capital contributions. On June 5, 2001, pursuant to an agreement with the joint venture partner, the Company increased its interest to 82% for no additional cash consideration and obtained operational control of the investment in exchange for various commitments including an agreement to fully fund future development until completion of the final feasibility study, which was completed in August 2002.

     During the year ended June 30, 2003, a new operational structure was introduced and the partners transferred the Nalunaq assets to Nalunaq Gold Mine A/S, a Greenlandic limited liability company. The restructuring resulted in an increase in the Company's interest in the Nalunaq project to 82.5% and a commitment by the Company to fund, or arrange all future financing of, the project.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

3.   NALUNAQ MINERAL PROPERTY INTEREST (Continued)

     As a condition for obtaining the exploitation license for Nalunaq Gold Mines A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003 (Note 13). During the year ended June 30, 2003 Nalunaq Gold Mine provided a security deposit of $877,338 (DKK 4.2 million) to the government of Greenland to cover future estimated mine closure costs and a three year monitoring program. The amount of the deposit was based on an estimate of closure costs prepared by Greenland's Bureau of Minerals and Petroleum ("BMP") as set out in a detailed closure plan provided by the BMP. The terms set out in the closure plan are not exhaustive and BMP reserve the right to set out additional terms in the event of future exploration activities within these areas of the exploitation license.

     Subsequent to June 30, 2003 the Company completed a convertible bond offering for gross proceeds of NOK 120 million (approximately $22.1 million) which management believes will be sufficient to complete construction of the mine. Achievement of the mine plan is also dependent on a number of estimates included in the mine plan relating to future commodity prices, production cost and recovery rates, exchange rates, and mineral ore reserves.

4.   INVESTMENT IN AND ADVANCES TO BARBERTON MINES LTD.

     Effective June 15, 2003, the Company acquired a 20% interest in the ETC Division of Avgold Limited (now renamed "Barberton Mines Limited") for a total cash injection of $5,133,000 (Rand 30 million). This cash payment was comprised of a shareholder loan of $5,132,996 (Rand 30 million) and a nominal equity investment of $4 (Rand 20). The shareholder loans are unsecured, subordinated in favour of all creditors of Barberton, and bear interest at such rate as determined by Barberton's board of directors, but shall not exceed prime. The loans are repayable once certain conditions of Barberton's term-loan facility agreement with its external financiers have been met. Subject to these conditions, Barberton will distribute 66% of its annual profits as repayment of shareholder loans or dividends, subject to it's future cash flow needs.

     The acquisition was made by a consortium consisting of Metorex Ltd., 54% , MCI Resources Ltd., 26%, and the Company, 20%. The total purchase price paid by the consortium of Rand 255 million was funded by a Rand 105 million term-loan facility and Rand 150 million of shareholder loans. The term loan facility is secured by a pledge of all Barberton shares held by the shareholders and by Barberton's assets. In addition, certain financial and operational lending covenants must be achieved by Barberton, of which failure to do so will result in restrictions on the payment of dividends, repayments of shareholder loans and the repayment of interest thereunder.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

4.   INVESTMENT IN AND ADVANCES TO BARBERTON MINES LTD. (Continued)

     Details of the Company's 20% equity share of the acquired assets and liabilities of Barberton Mines Limited is as follows:

     Current assets                                                 $   228,667
     Producing mining property, plant and equipment                  11,082,399
     Other assets                                                       632,197
     Current liabilities                                               (969,984)
     Long-term debt                                                  (3,593,100)
     Shareholder loans                                               (5,323,721)
     Other liabilities                                               (2,056,454)
     --------------------------------------------------------------------------
     Crew's share of net assets acquired                            $         4
     ==========================================================================

5.   INVESTMENT IN METOREX LIMITED

     In 1997, the Company acquired a 50% interest in Metorex (Proprietary) Limited, a South African company owning shares in, and providing strategic direction to, operating companies mining gold, coal and base metals. As a result of a consolidation of interests which closed on December 6, 1999, this 50% interest was replaced by a 41% interest in Consolidated Murchison Ltd. (now renamed "Metorex Limited"), an affiliated company listed on the London and Johannesburg Stock Exchanges. During November 2000, the Company increased its interest in Metorex to 52% through the acquisition of additional shares from existing shareholders and began consolidating the results of operations and financial position of Metorex. At June 30, 2001, the Company held a 53% interest in Metorex and accounted for this investment using the consolidation method.

     On April 26, 2002, the Company's interest was reduced to 41% and the Company ceased to consolidate it's interest in Metorex. A continuity of the investment in Metorex for the two years ended June 30, 2003 is as follows:

     De-consolidation of investment in Metorex on April 30, 2002 (Note 5 (a))   $ 39,815,345
     Loss on investment in Metorex before exchange loss realized on
        disposals (Note 5 (c))                                                    (8,036,773)
     Proceeds on disposal of investment (Note 5 (c) (iii))                        (2,969,040)
     ---------------------------------------------------------------------------------------
     Balance, June 30, 2002                                                       28,809,532
     Loss on investment in Metorex before exchange loss realized on
        disposals (Note 5 (c))                                                    (4,232,051)
     Proceeds on disposals of investment (Note 5 (c) (iii))                      (21,333,405)
     Dividends                                                                      (858,500)
     Translation adjustment                                                        1,330,822
     ---------------------------------------------------------------------------------------
     Balance, June 30, 2003                                                     $  3,716,398
     =======================================================================================

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

5.   INVESTMENT IN METOREX LIMITED (Continued)

     (a) On April 26, 2002, the Company's interest in Metorex was reduced from 53% to 41% through the sale of shares and a concurrent private placement by Metorex with other shareholders. As a result of the dilution of the Company's interest and resulting loss of control, the Company ceased to consolidate the investment effective April 30, 2002 and commenced recording its investment in Metorex Limited using the equity method, effective May 1, 2002.

     (b) Prior to April 26, 2002, Metorex's Chibuluma South mining operations were placed on care and maintenance basis due to low copper prices and high operating costs. As a result, the Company recorded a provision for impairment of Metorex's Chibuluma South Mine of $8,450,857.

     (c) The loss on the Company's investment in Metorex during the years ended June 30, 2003 and 2002 consists of the following:

                                                          2003          2002
                                                      -----------   -----------
     Equity earnings from investment (i)              $ 1,051,967   $ 1,549,819
     Dilution loss (ii)                                        --    (1,133,928)
     Losses on disposals of interest (iii)             (4,140,463)   (1,071,479)
     Provisions for impairment of investment (iv)      (1,143,555)   (7,381,185)
     --------------------------------------------------------------------------
     Loss on investment in Metorex before
        exchange loss realized on disposals            (4,232,051)   (8,036,773)
     Foreign exchange loss realized on disposals       (1,216,709)     (774,725)
     --------------------------------------------------------------------------
     Loss on investment in Metorex                    $(5,448,760)  $(8,811,498)
     ==========================================================================

          (i) The equity earnings for the year ended June 30, 2003, represent the Company's proportionate share of Metorex's net earnings from July 1, 2002 to October 22, 2002 at 41%. and from October 22, 2002 to June 15, 2003 at 21%. The equity earnings for the year ended June 30, 2002 represent the Company's proportionate share of Metorex's net earnings from May 1, 2002 to June 30, 2002 at 41%.

          (ii) In a private placement completed on April 24, 2002, Metorex issued 18,100,000 shares to other shareholders for proceeds of $8,515,978. This transaction reduced the Company's interest in Metorex from 53% to 46% and resulted in the Company incurring a loss on dilution of its investment of $1,133,928.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

5.   INVESTMENT IN METOREX LIMITED (Continued)

     (c)  (continued)

          (iii) In three separate transactions during the year ended June 30, 2003, the Company sold a total of 48,208,412 shares of Metorex for cash proceeds of $21,333,405, resulting in total losses on disposal of $4,140,463 and a reduction in the Company's interest in Metorex from 21% to 5.34%.

               On April 26, 2002, the Company disposed of 6,500,000 shares of Metorex for cash proceeds of $2,969,040 resulting in a loss on disposal of $1,071,479.

          (iv) As at June 30, 2003, the investment in Metorex was held as a short-term investment. At June 30, 2003, the market value of the investment in Metorex Limited was $1,143,555 less than the carrying value, accordingly, the Company has provided for this decline in value.

               As at June 30, 2002 the investment in Metorex was held as a long-term investment and management determined that this investment had experienced a permanent decline in value and that this decline related to the assets and operations of Metorex. As a result the Company recorded a provision for impairment of $7,381,185.

6.   INVESTMENT IN ASIA PACIFIC RESOURCES

     At June 30, 2003, the Company holds approximately 6.22% (2002 - 7%) of Asia Pacific Resources Ltd. ("Asia Pacific") with a carrying value of $1,730,760 (2002 - $4,950,000). During the year ended June 30, 2003, management determined that this investment would not be held as a long-term investment and accordingly the investment has been reclassified as a short-term investment. At June 30, 2003, the market value of the investment in Asia Pacific was $2,887,350 less than its carrying value and accordingly, the Company has recorded a provision for this decline in value. During the year ended June 30, 2003, the Company disposed of 4,154,000 shares for cash proceeds of $303,777, resulting in a loss on disposal of $28,133.

     During the year ended June 30, 2002, Asia Pacific completed a financial restructuring which included the conversion of all of its outstanding debentures into common shares and the issuance of additional common shares through private placements. Due to commitments entered into by previous management, the Company was obliged to invest an additional $5 million into Asia Pacific as part of the restructuring during 2002. Due to the dilution of its interest as a result of the debenture conversion during 2002 and the prolonged period in which there had been a substantial decline in value of Asia Pacific shares, the Company determined that an indication of impairment had occurred and recorded a provision for loss in value of the investment of $19,593,056.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

7.   OTHER MINERAL PROPERTY INTERESTS

     The carrying value of other mineral property interests includes acquisition costs and deferred exploration expenditures relating to properties in which mining of an ore reserve has not commenced. Details are as follows:

                                                               2003          2002
                                                           -----------   -----------
     Other mineral property interests, beginning of year   $ 5,858,894   $ 8,227,052
     Expenditures incurred during the year                     491,923     2,717,587
     Provision for impairment in value of Roros Project
        (f)                                                         --    (4,688,918)
     Provision for impairment of other properties                   --      (320,960)
     Provision for impairment of geothermal asset (g)       (2,897,355)           --
     Other                                                          --       (75,867)
     -------------------------------------------------------------------------------
     Other mineral property interests, end of year         $ 3,453,462   $ 5,858,894
     ===============================================================================

     Consisting of:

                                                            2003         2002
                                                         ----------   ----------
     Hwini-Butre Gold Project (Ghana) (a)                $3,213,200   $3,181,803
     Sequinner Olivine (Greenland) (b)                       84,064       63,493
     Nanortalik IS (Greenland) (c)                          144,182           --
     Ringvassoy (Norway) (d)                                 12,013           --
     Mindoro Nickel Project (Philippines) (e)                     1            1
     Roros Project (Norway) (f)                                   1            1
     Geothermal Project (g)                                       1    2,613,596
     ---------------------------------------------------------------------------
                                                         $3,453,462   $5,858,894
     ===========================================================================

     (a)  Hwini-Butre Gold Project

          Through a wholly-owned subsidiary, the Company owns 51% of the Hwini-Butre gold concession located in Ghana, Africa (Note 13).

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

7.   OTHER MINERAL PROPERTY INTERESTS (Continued)

     (b)  Sequinner Olivine

          During the year ended June 30, 2003, the Company exercised an option to acquire 100% of mineral rights to the Sequinner Olivine property in Southern Greenland.

          Subsequent to the year ended June 30, 2003, the Company entered into an agreement with Minelco AB, a subsidiary of iron ore producer LKAB of Sweden, to develop a Bankable Feasibility Study ("BFS") for the Olivine project. The Company will be responsible for the management of further drilling and for the preparation of the BFS, whereas Minelco will cover all related costs. If the BFS is successfully completed, Minelco will have an option to acquire 51% of the Sequinner project for nominal consideration. Minelco would then be responsible for funding all capital expenditures related to the development of a mining operation as defined by the BFS.

     (c)  Nanortalik IS

          In connection with the ownership restructuring of the Nalunaq assets and the formation of Nalunaq Gold Mine A/S, the remaining concessions formerly held by Nalunaq I/S were transferred to Nanortalik I/S during the year ended June 30, 2003. Nanortalik I/S is a joint venture between the Company (67% interest) and NunaMinerals A/S (33% interest).

          The joint venture holds an exploration license which expires in July 2004 and requires a total work commitment of DKK 4.0 million (approximately $835,000) during 2002 and 2003. Failure to meet this minimum work commitment will allow BMP to request payment of 50% of the remaining amount in cash after the expiration of the license.

          During the year ended June 30, 2003 the joint venture incurred $231,673 (DKK 1,086,492) in exploration costs. Subsequent to year-end, the Company funded an additional $452,395 (DKK 2,058,240). NunaMinerals was unable to participate in this capital call and as a consequence, will suffer a dilution resulting in an increase in the Company's interest from 67% to 72%. It is expected that the Company will fund all of the remaining exploration commitment for the current program, resulting in a further increase in its joint venture interest. Should the interest of NunaMinerals be reduced below 10% due to continued dilution, NunaMinerals would have the option of converting its interest into a net smelter royalty agreement ("NSR"). The NSR percentage would be determined based on a sliding scale as defined in the joint venture agreement.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

7.   OTHER MINERAL PROPERTY INTERESTS (Continued)

     (c)  Nanortalik IS (continued)

          These financial statements include the following assets, liabilities, results of operations and cash flows related to the proportionate consolidation of Nanortalik:

                                                                         2003
                                                                      ----------
          Assets                                                      $ 153,151
          ======================================================================
          Liabilities                                                 $ 122,955
          ======================================================================
          Expenses and net loss                                       $  75,904
          ======================================================================
          Cash flows from operating activities                        $  46,818
          Cash flows from investing activities                         (141,658)
          Cash flows from financing activities                          106,100

     (d)  Ringvassoy Gold Project

          The Ringvassoy gold project is found in a Archean Greenstone belt, in Northern Norway. The Company has entered into a 50% earn in agreement with Northern Shield Resources Inc, a private Canadian junior exploration company, for completing exploration work amounting to $750,000 over two years.

     (e)  Mindoro Nickel Project

          During the year ended June 30, 2002, the Company expensed further costs of $1,572,585 related to the Mindoro Nickel Project. The majority of these costs relate to technical field costs and were incurred prior to management's decision in September 2001 to withdraw from all field activities relating to the project, pending the reinstatement of the Mineral Production Agreement ("MPSA") which was cancelled in July 2001. Effective April 2002, the Company withdrew all activities and temporarily placed the Mindoro Nickel Project on care and maintenance. The feasibility of future operations is dependent on the favourable resolution of the Company's appeal to reinstate the MPSA.

     (f)  Roros Project

          Title to the Roros Project is secured through 55 mineral claims in seven different municipalities in Central Norway. Due to depressed zinc and copper prices the Company decided to suspend further exploration activities and therefore has written down the value of this project during the year ended June 30, 2002.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

7.   OTHER MINERAL PROPERTY INTERESTS (Continued)

     (g)  Geothermal project

          Effective November 22, 2001, North Pacific GeoPower Corp. ("NPGP") acquired all of the issued and outstanding common shares of Meager Creek Development Corporation ("MCDC") from the Company in exchange for 97,378,558 common shares (or 82%) of NPGP's common shares. MCDC held a licence of occupation granted by the British Columbia Ministry of Lands and Parks, giving surface tenure to property at a geothermal site, and a geothermal lease granted by the British Columbia Ministry of Energy, Mines and Petroleum Resources relating to the geothermal site.

          This business combination was accounted for as a reverse takeover using the purchase method of accounting with the Company identified as the acquirer and NPGP being the acquiree. The results of operations and financial position of NPGP have been consolidated from November 22, 2001, being the date that the Company obtained control. The fair value of the net liabilities of NPGP assumed by the Company at November 22, 2001 of $170,402 was recorded as a charge to deficit.

          Concurrent with the reverse takeover, the Company acquired 10,030,823 shares of NPGP from the son of the former chairman of the Company for cash consideration of $1,203,699. The net effect of the reverse takeover and concurrent acquisition of 10,030,823 shares of NPGP was the acquisition of NPGP and the dilution of the Company's interest in the Meager Creek property. The Company subsequently participated in a private placement for 16,700,000 shares of NPGP for cash consideration of $2,004,000 which had the effect of further increasing its interest to 91%. As a result of these transactions, the Company recorded a loss on dilution of geothermal asset of $1,503,055 during the year ended June 30, 2002, which included the $1,203,699 of cash paid to the related party.

          The Company then issued a dividend of approximately 6,400,000 shares of NPGP, being one share of NPGP for each 20 shares held of Crew. The accounting value of the dividend of $228,284 was determined based on the carrying value of the NPGP shares at that time and included the amount of the dividend withholding taxes which the Company paid on behalf of foreign shareholders. At June 30, 2002, the Company owned 86.8% of NPGP's common shares.

          During the year ended June 30, 2003, the Company granted 800,000 of its shares in NPGP to the former Chairman, as part of a settlement agreement.

          Due to the difficulties faced by NPGP in raising necessary financing for the geothermal project, the Company wrote down its investment in the geothermal project $1, resulting in a provision for impairment of $2,897,355 during the year ended June 30, 2003.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

7.   OTHER MINERAL PROPERTY INTERESTS (Continued)

     (g)  Geothermal project (continued)

          Pursuant to an agreement dated September 3, 2003, which is still subject to regulatory approval, the Company has agreed to sell all of its shares in NPGP to an officer, and former director, of NPGP (see
          Note 18).

8.   RESTRUCTURING COSTS

     In order to centralize the Company's executive management, key operational and administrative functions in one location, the Company closed its office in Norway and relocated its head office from Vancouver to London during the year ended June 30, 2003.

     This restructuring resulted in the following costs and accrued liabilities at June 30, 2003:

                                                                    Accrued
                                                                 Restructuring
                                    Restructuring     Cash     Costs at June 30,
                                        Costs       Payments          2003
                                    -------------   --------   -----------------

     Workforce reduction costs         $131,558     $131,558        $     --
     Lease exit costs                   285,315           --         285,315
     Other costs                        176,254      133,884          42,370
     ===========================================================================
                                       $593,127     $265,442        $327,685
     ===========================================================================

          The workforce reduction costs of $131,558 relate to severance for five employees who were terminated in connection with the closure of the Vancouver office. In addition, lease exit costs of $285,315 were incurred based on remaining committed lease payments for the Vancouver office space, net of expected future sublease revenue. The remaining accrued lease exit costs will be paid monthly until the lease expires in February 2006.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

9.   INCOME TAXES

     Future income tax assets and liabilities arise at June 30 from the following:

                                                             2003           2002
                                                         ------------   ------------
     Future income tax assets
        Investments                                      $  1,073,716   $  4,969,756
        Mineral property interests                         11,097,074     10,447,295
        Property, plant and equipment                         530,079        273,880
        Loss carry-forwards                                13,575,903     16,183,218
        Share issue costs                                      29,000      1,030,328
        Other                                                  87,017             --
     -------------------------------------------------------------------------------
                                                           26,392,789     32,904,477
        Valuation allowance                               (26,392,789)   (32,904,477)
     -------------------------------------------------------------------------------
        Future income tax assets                                   --             --
     -------------------------------------------------------------------------------

     Future income tax liabilities
        Nalunaq mineral property interest                  (3,156,681)    (3,156,681)
        Other mineral property interest                      (181,803)      (181,803)
     -------------------------------------------------------------------------------
        Future income tax liabilities                      (3,338,484)    (3,338,484)
     -------------------------------------------------------------------------------
     Future income tax liabilities, net                  $ (3,338,484)  $ (3,338,484)
     ===============================================================================

     A reconciliation of the provision for (recovery of) income taxes is as follows:

                                                         2003          2002
                                                     -----------   ------------
     Recovery of income taxes based on Canadian
        statutory tax rate of 39% (2002 - 42%)       $(7,368,068)  $(16,218,546)
     Add (deduct)
        Lower foreign tax rates                          184,919       (384,139)
        Tax effect of losses not recognized            7,056,598     19,429,203
        Reassessment of Metorex's prior year taxes            --       (736,490)
        Other                                            126,551     (1,443,893)
     --------------------------------------------------------------------------
     Provision for income taxes                      $        --   $    646,135
     ==========================================================================

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

9.   INCOME TAXES (Continued)

     As at June 30, 2003, the Company and its subsidiaries have estimated non-capital losses carried forward for Canadian income tax purposes of approximately $21,900,000 (2002 - $23,100,000), which can be applied to reduce future Canadian income taxes payable and will expire in 2004 to 2010. As at June 30, 2003 the Company's subsidiaries also have estimated non-capital losses carried forward for Greenland, Norwegian and Philippine income tax purposes of approximately $8.8 million, $9.4 million and $1.1 million, respectively. The loss carry-forwards in Greenland can be applied to reduce future income taxes payable and do not expire. The other loss carryforwards will expire in 2011 and 2012 for Norway and 2004 to 2006 for the Philippines. The potential tax benefits of these loss carry-forwards have been offset by recognition of a valuation allowance in these financial statements.

10.  SHARE CAPITAL

     (a) The authorized share capital at June 30, 2003 is 250,000,000 common shares without par value (2002 - 250,000,000 common shares without par value).

     (b) Details of changes in the issued share capital since June 30, 2001 are as follows:

                                                        Number
                                                       of shares       Amount
                                                      -----------   ------------

     Balance, June 30, 2001                           128,506,194   $156,750,902
     Issued for cash on private placement (c)          10,158,101      3,364,032
     ---------------------------------------------------------------------------
     Balance, June 30, 2002 and 2003                  138,664,295   $160,114,934
     ===========================================================================

     (c) During the year ended June 30, 2002, the Company issued 10,158,101 units for proceeds of $3,364,032 (net of issue costs of $394,465). Each unit is convertible into one common share of the Company for no additional consideration.

     (d) During the year ended June 30, 2002, the Company issued 3,750,000 warrants to purchase 3,750,000 shares of the Company at an exercise price of $0.42 per share. Of these warrants, 1,750,000 were issued to the Chairman and 2,000,000 were issued to the President and CEO of the Company in exchange for total cash consideration of $275,250. On May 1, 2003, these warrants expired without being exercised and the carrying value of these warrants, in the amount of $275,250, was classified as contributed surplus.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

10.  SHARE CAPITAL(Continued)

     (e) During the year ended June 30, 2003, the Company issued 3,750,000 warrants to purchase 3,750,000 shares of the Company at an exercise price $0.42 per share. Of these warrants, 1,750,000 were issued to the Chairman and 2,000,000 were issued to the President and CEO of the Company in exchange for total cash consideration of $21,430.

     (f) The Company has a Share Option Plan which authorizes the Board of Directors of the Company to grant up to 15,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted. The options are generally exercisable for up to five years from the date of grant. At June 30, 2003, there were 2,733,500 options available for grant.

          The following table summarizes share option activity since June 30, 2001:

                                                        Options outstanding
                                                    ---------------------------
                                                                    Weighted
                                                    Number of        average
                                                      shares     exercise price
                                                    ----------   --------------

          Balance, June 30, 2001                     5,460,000        $1.22
             Granted                                 8,000,000         0.41
             Cancelled                              (3,310,000)        1.19
          ----------------------------------------------------------------------
          Balance, June 30, 2002                    10,150,000         0.59
             Granted                                 5,900,000         0.39
             Cancelled                              (4,680,000)        0.58
          ----------------------------------------------------------------------
          Balance, June 30, 2003                    11,370,000        $0.49
          ======================================================================

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

10.  SHARE CAPITAL(Continued)

     (f)  (continued)

          The following table summarizes outstanding and exercisable share options at June 30, 2003:

            Number of                           Weighted
          Share Options        Expiry            Average
           Outstanding          Date         Exercise Price
          -------------   ----------------   --------------

                 20,000   October 21, 2003        $1.00
                300,000   March 4, 2004            1.14
              3,750,000   May 2, 2004              0.42
                900,000   June 26, 2005            1.33
              3,750,000   March 6, 2007            0.40
                500,000   May 2, 2007              0.41
              1,250,000   November 1, 2007         0.33
                250,000   November 2, 2007         0.33
                150,000   February 4, 2008         0.49
                500,000   January 17, 2008         0.36
          -------------------------------------------------
             11,370,000                           $0.49
          =================================================

11.  CUMULATIVE TRANSLATION ADJUSTMENT

     The cumulative translation adjustment comprises:

                                                                      2003          2002
                                                                  -----------   -----------
     Cumulative effect of unrealized losses on foreign
        exchange translation in prior periods                     $(2,769,497)  $(6,770,759)
     Reduction for portion of translation adjustment related to
        disposals and dilution of interest in Metorex (Note 5)      1,216,709       774,725
     Decrease (increase) in unrealized loss on translation of
        net assets (Note 5)                                         1,330,822     3,226,537
     --------------------------------------------------------------------------------------
     Cumulative unrealized losses on foreign exchange
        translation at end of year                                $  (221,966)  $(2,769,497)
     ======================================================================================

     This balance represents the net unrealized foreign currency translation losses on the Company's net investment in Metorex.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

12.  COMMITMENTS

     The Company is committed to minimum annual non-cancelable future operating lease payments as follows:

                                                               2003       2002
                                                             --------   --------

     Within one year                                         $542,578   $173,227
     Years two to five                                        278,320    445,311
     ---------------------------------------------------------------------------
                                                             $820,898   $618,538
     ===========================================================================

     Pursuant to a consulting agreement between NPGP and the former Chairman, NPGP is committed to pay $100,000 in consulting fees in the year ended June 30, 2004.

     Since the balance sheet date the Company has approved capital commitments totaling $7,696,721 to be incurred in relation to the Nalunaq Gold project, its gold deposit in Greenland. This expenditure has initiated the infrastructure required to mine and ship the ore from Greenland. The largest single commitment has been the delivery of a turnkey camp for seventy people. This commitment encompassed mobilization, construction and earthworks, water and power supply and wastewater treatment. In addition an upgrade of the access roads to the mine was approved.

     The other major commitment was the construction and preparation of the anchor systems for the barge and bulk carrier and to mobilize and install the 300 foot barge used as a support for the ship loader facility. These facilities are expected to be fully operational by mid November 2003.

     The Company has exercised an option agreement with Altai Philippines Mining Corporation ("APMC") in order to acquire Mineral Property Sharing Agreements and exploration permits for the Negros sulphur concessions. If the Company wishes to retain these rights, it must pay to APMC an amount of US$50,000 per year for each of the next three years, and then $125,000 per year for each year thereafter until the project produces a minimum of 50,000 tons of ore mineral per month. If and when this production milestone is reached, the Company will then be obligated to pay a 25% royalty on net profits from the mining operations. The Company has the option, at any time, of purchasing this royalty interest from APMC for US$750,000, prior to February 4, 2007, or for US$1,000,000 if exercised after February 4, 2007. The Company is able to terminate this agreement at any time, in which case the exploration rights would be forfeited and any unpaid amounts would not be payable.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

13.  CONTINGENCIES

     As a condition for obtaining the exploitation license for Nalunaq Gold Mine A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003. The guarantee covers all present and future liabilities, such as environmental liabilities, which may be imposed on Nalunaq Gold Mine A/S under both present and future laws of Greenland, including future amendments which may be made to the exploitation license. The Company has unlimited liability under the terms of this guarantee.

     A subsidiary of the Company has been named as a defendant in an action brought by a third party claiming that the Hwine-Butre mineral concessions in Ghana, with a book value of $3.2 million, were not properly transferred to the Company. The Company is confident that it has proper title to the concession and is vigorously defending its title; however, the ultimate outcome of this action is currently not determinable.

14.  CASH FLOW STATEMENT INFORMATION

     (a)  Change in non-cash operating working capital items

                                                           2003         2002
                                                        ---------   -----------
          Increase (Decrease) in
             accounts receivable                        $(160,335)  $ 1,419,210
             Inventories                                       --    (1,594,979)
             Prepaid expenses                             (93,871)      (67,528)
             Due from associated companies                     --    (1,722,266)
          Increase (Decrease) in
             accounts payable and accrued liabilities     209,848    (6,749,043)
             Accrued restructuring costs                  327,685            --
             Due to associated companies                       --       (86,453)
             Promissory notes due to related parties      379,152            --
          ---------------------------------------------------------------------
                                                        $ 662,479   $(8,801,059)
          =====================================================================

     (b)  Non-cash investing activities

          During 2003 the Company recorded a non-cash addition in the amount of $1,892,695 to its Nalunaq property interest as described in Note 3.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

14.  CASH FLOW STATEMENT INFORMATION (Continued)

     (c)  Supplemental disclosure of cash flow information

                                                   2003       2002
                                                 -------   ----------
          Cash payments for interest             $20,728   $1,531,359
          Cash payments for income taxes          54,109    4,620,470

15.  RELATED PARTY TRANSACTIONS

     Related party transactions, not disclosed elsewhere in these financial statements, comprise:

     Promissory notes due to related parties of $379,152 include amounts payable to two former directors of North Pacific GeoPower, a subsidiary of the Company. The notes bear interest at a rate of 8% per annum and are due on demand.

     The Company also paid management fees during the year ended June 30, 2003 of $501,900 (2002 - $253,591) and a bonus of $Nil (2002 - $280,513) to a company owned 50% by a new director and President and CEO of the Company.

     During the year ended June 30, 2003, law firms of which directors of the Company were partners received total legal fees of $469,942 from the Company (2002 - $462,024).

     The Company paid management fees during the year ended June 30, 2003 of $Nil (2002 -$215,433) and termination fees of $Nil (2002 - $632,000) to a company controlled by the former CEO and Chairman of the Company.

16.  SEGMENTED INFORMATION

     (a)  Operating segments

          The Company manages its commercial mining operations by the type of commodity produced. As a result of the loss of control of the investment in Metorex, management considers that the Company commenced operating in one operating segment as of July 1, 2002, being the exploration and development of mineral properties.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

16.  SEGMENTED INFORMATION (Continued)

     Segment information for the year ended June 30, 2002 is as follows:

                            Antimony/
                               Gold           Coal           Zinc          Copper
                           ------------   ------------   ------------   ------------
Mineral sales              $ 16,011,005   $ 15,734,815   $ 18,339,827   $ 44,520,523
------------------------------------------------------------------------------------
Interest income                  39,612             --        184,753        423,522
Amortization of
   capital assets              (566,306)    (1,016,452)    (1,830,930)            --
Provisions for asset
   impairments                       --             --             --     (8,450,857)
Loss on investment in
   Metorex Limited                   --             --             --             --
Loss on dilution of
   interest in
   geothermal asset                  --             --             --             --
Costs related to
   Mindoro Nickel
   Project                           --             --             --             --
Interest expense                     --       (282,609)       (51,198)    (1,089,101)
Other income
   (expenses)               (14,832,347)   (16,058,602)   (15,068,611)   (36,758,408)
Non-controlling interest             --             --             --             --
Income taxes                    162,338             --       (468,771)    (1,179,822)
------------------------------------------------------------------------------------
Net income (loss)          $    814,302   $ (1,622,848)  $  1,105,070     (2,534,143)
====================================================================================

Additions to capital
   assets                  $    132,771   $  1,966,989   $    215,440   $ 10,246,254
====================================================================================

Total assets at
   June 30, 2002           $         --   $         --   $         --   $         --
====================================================================================

                                           Exploration
                            Fluorospar         and       Unallocated
                            and other      development    corporate
                             minerals      activities        items          Total
                           ------------   ------------   ------------   -------------
Mineral sales              $ 17,124,531   $         --   $         --   $ 111,730,701
-------------------------------------------------------------------------------------
Interest income                 196,808        187,301        831,545       1,863,541
Amortization of
   capital assets              (694,902)      (155,895)       (86,630)     (4,351,115)
Provisions for asset
   impairments                       --    (24,602,934)            --     (33,053,791)
Loss on investment in
   Metorex Limited                   --             --     (8,036,773)     (8,036,773)
Loss on dilution of
   interest in
   geothermal asset                  --             --     (1,503,055)     (1,503,055)
Costs related to
   Mindoro Nickel
   Project                           --     (1,572,585)            --      (1,572,585)
Interest expense               (107,877)            --           (178)     (1,530,963)
Other income
   (expenses)               (10,319,745)    (2,150,176)    (6,863,641)   (102,051,530)
Non-controlling interest     (1,195,569)        84,372       (487,787)     (1,598,984)
Income taxes                 (1,782,597)     1,109,085      1,513,632        (646,135)
-------------------------------------------------------------------------------------
Net income (loss)          $  3,220,649   $(27,100,832)  $(14,632,887)  $ (40,750,689)
=====================================================================================

Additions to capital
   assets                  $  1,598,267   $  8,733,637   $    404,083   $  23,297,441
=====================================================================================

Total assets at
   June 30, 2002           $         --   $ 46,659,056   $ 35,426,878   $  82,085,934
=====================================================================================

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

16.  SEGMENTED INFORMATION (Continued)

     (b)  Geographic segments

          All of the Company's mineral sales revenues are derived from the African geographic segment.

          Capital assets consist of property, plant and equipment, geothermal project and mineral property interests in the following locations:

                                                           2003          2002
                                                       -----------   -----------

          Greenland                                    $45,363,428   $34,460,247
          Africa                                         3,213,200     3,351,122
          Europe                                            90,550       143,405
          Philippines                                       88,716       175,365
          Canada                                             5,217     3,080,349
          ----------------------------------------------------------------------
                                                       $48,761,111   $41,210,488
          ======================================================================

          In addition, the Company had short- term investments in associated companies in Africa with a carrying value of $ 3,716,398 at June 30, 2003 ($28,809,532 at June 30, 2002).

17.  FINANCIAL INSTRUMENTS

     (a)  Credit risk

          The Company's credit risk is primarily attributable to receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Company's management based on the current economic environment.

          The credit risk on liquid funds is limited because the counter-parties are banks with high credit ratings.

     (b)  Foreign currency risk

          The Company has foreign currency investments and liabilities and, as a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company does not currently use derivative instruments to manage this risk.

================================================================================

CREW DEVELOPMENT CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian Dollars)
================================================================================

17.  FINANCIAL INSTRUMENTS (Continued)

     (c)  Fair value of financial instruments

          The carrying values of the Company's financial instruments, which include cash, accounts receivable due from Metorex Limited, accounts payable and accrued liabilities and promissory notes, approximate their respective fair values.

18.  SUBSEQUENT EVENTS

     Subsequent events not disclosed elsewhere in these financial statements consist of the following:

     (a)  Sale of North Pacific GeoPower Corp.

          On September 3, 2003 the Company entered into an agreement to sell its 86.1% shareholding in North Pacific GeoPower Corp. ("NPGP") to Kenneth McLeod, an officer and former director of NPGP. The transaction is subject to regulatory approval.

          In consideration for the sale of this subsidiary, the Company will receive cash consideration of $232,312, will forgive amounts of $562,091 which were payable by NPGP to the Company, and will be entitled to receive the balance owing by NPGP to the Company of $833,078 prior to December 31, 2011. The NPGP outstanding debt of $569,254 will be assumed by the purchaser. This transaction will result in an accounting gain of approximately $1.3 million for the Company to be recorded in the year ended June 30, 2004.

     (b)  Convertible bond issue

          On August 28, 2003, the Company announced that it placed a NOK 120 million (approximately $22.1 million) three-year senior unsecured convertible bond with three major international institutions based in London. The bond bears a 9% coupon, payable semi-annually in arrears, and the principal portion of the bond is convertible, at the option of the holder, into common shares of the Company at a conversion price of NOK 3.60 ($0.66) per share. The maximum number of shares that may be issued upon conversion of the bond is 33.3 million shares. The closing date for the bond issue will be September 8, 2003 and the principal portion is fully repayable on September 8, 2006. An application for the listing of the bond including the prospectus will be submitted to the Oslo Stock Exchange.

================================================================================

                       [CREW DEVELOPMENT CORPORATION LOGO]

                       Management Discussion and Analysis
                        For the Year ended June 30, 2003

Crew Development Corporation
Management Discussion and Analysis
For the year ended June 30, 2003
--------------------------------------------------------------------------------

The most significant events of fiscal year 2003 were:

     o    Organizational Restructuring

     o    C$8.8 million spent on developing Nalunaq

     o    Investment in Metorex Limited reduced from 41% to 5%

     o    Acquisition of 20% interest in Barberton Mines Limited

     o    Mineral rights to Olivine project acquired (commencement of BFS-July
          2003)

     o    Impairment of Geothermal asset (subsequent sale of NPGP, September 3,
          2003)

     o    Impairment of investments in Asia Pacific Resources Ltd.

     o    The issue of Convertible Bonds for 120 MNOK (8 September 2003)

Organizational Restructuring

In order to centralize the Company's executive management, key operational and administrative functions in one location, the Company relocated its head office from Vancouver to London, and reduced the functions of the Norway office to a corporate Investor Relations presence during the year ended June 30, 2003. In addition to placing the management closer to the main activities of the company, management believes it will have presence in an environment where the Company is better able to attract human resources with relevant industry and operational knowledge and experience. In addition a presence close to London gives the group access to an affluent mining financing and investing community.

Nalunaq Development

During the year the group continued the development of Nalunaq Gold Mine and commenced the final preparations towards the commencement of production. The Nalunaq Gold Deposit is located in Kirkespirdalen valley in Southern Greenland and is the first new mine in Greenland for over 20 years and the country's first gold mine.

On 4 December 2002, Nalunaq Gold Mine was formally incorporated in Greenland, as Nalunaq Gold Mine A/S. Nalunaq Gold Mine A/S is owned 82.5% by Crew and 17.5% by its Greenlandic partner, Nunaminerals A/S. The largest shareholder of Nunaminerals is the Government of Greenland.

On 7 April 2003, the Company announced that the Governments of Greenland and Denmark had granted a 30-year exploration license to Nalunaq Gold Mine A/S.

The key civil engineering contracts for the project were approved by the Board of Nalunaq Gold Mine A/S in July 2003. These initiated the construction of the required infrastructure for the mining and shipping of the ore. The largest single contract, awarded to a Greenlandic contractor was for the delivery of a turnkey camp complex for 60 people. This covers all mobilization, construction and earthworks, including water supply and wastewater treatment as well as the installation of power facilities. It also covered the upgrade and extension of the access roads and the preparation of a new stockpile pad at the shipping site.

A contract was also awarded to construct and prepare the anchor systems for the barge and bulk carrier and to mobilize and install the 300-foot barge to be used as support for the ship loader facility. The group acquired this barge in July 2003, subsequent to the year-end.

Crew Development Corporation
Management Discussion and Analysis
For the year ended June 30, 2003
--------------------------------------------------------------------------------

The Company anticipates the commencement of production in fourth quarter of calendar 2003. The initial revenues earned from the project will be the processing of the existing stockpile at the mine followed by the processing of ore from new drillings. The Company has revised the mine-plan for Nalunaq to allow a higher rate of ore production and thus improved economies from the mine. The new plan allows for full-scale mining of 450 tonnes per day compared with 350 tonnes outlined in the feasibility study.

On September 9, 2003, the Company announced that it had signed a memorandum of understanding with Rio Narcea of Spain regarding the processing or ore from the mine. Rio Narcea can accommodate the mining rate now anticipated from the mine as well as an earlier start to gold production. It is planned to process the Nalunaq ore in four annual batches of 35,000 to 40,000 tonnes each.

The cost of processing with Rio Narcea is comparable with the projected costs of other facilities, but Rio Narcea has been chosen because this option gives greater capacity and flexibility. Rio Narcea has one of Europe's most modern ore processing plants with a capacity for 2,000 tonnes per day using a combination of gravity and carbon-in-pulp processing.

The average head grade for the first 18 months is estimated to be approximately
0.9 ounces per tonne. Based on the revised production plan the initial production from Nalunaq is expected to exceed 130,000 ounces in the first twelve months of operations which is considerably in excess of the 2002 feasibility study. As a part of the new mine plan a more expansive exploration programme will be carried out. The objective of this is to establish a positive resource replacement rate.

During the year the Management of the Company continued its strategic focus on developing and operating gold and precious metals assets directly owned by the Company, giving first priority to Nalunaq. Management anticipates that the Company will commence gold production at Nalunaq by fourth quarter in calendar 2003 and accordingly has revised the mine plan to maximize profitability and longevity from the investment. To facilitate the development of this and other key projects the Company placed a NOK 120 million convertible bond on September 8, 2003.

As a condition for obtaining the exploitation license for Nalunaq Gold Mine A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003 (see note 13 to the audited financial statements). During the year ended June 30, 2003, Nalunaq Gold Mine provided a security deposit of $877,338 (DKK 4.2 million) to the Government of Greenland to cover future estimated mine closure costs and a three-year monitoring program. The amount of the deposit was based on an estimate of closure costs prepared by Greenland's Bureau of Minerals and Petroleum ("BMP") as set out in a detailed closure plan provided by the BMP. The terms set out in the closure plan are not exhaustive and BMP reserve the right to set out additional terms in the event of future exploration activities within these areas of the exploitation license.

Crew Development Corporation
Management Discussion and Analysis
For the year ended June 30, 2003
--------------------------------------------------------------------------------

Investment in Metorex Limited reduced from 41% to 5%

In April 2002, the Company's interest in Metorex was reduced from 53% to 46%, as a result of a private placement by Metorex with other shareholders; this transaction resulted in the company incurring a loss on dilution of its investment of $1,133,928. Concurrent to the private placement the Company disposed of 6.5 million shares of Metorex for cash proceeds of $2,969,040 resulting in a loss on disposal of $1,071,479. As a result of the dilution of the Company's interest and resulting loss of control, the Company ceased to consolidate the investment effective April 30, 2002 and commenced recording the investment in Metorex Limited using the equity method, effective May 1, 2002. At June 30, 2002, the Company recorded a provision for impairment of $7,381,185 related to the permanent decline in value of its investment in Metorex as a result of the prolonged period in which the carrying value of the Company's investment exceeded the fair value of Metorex's shares.

In three separate transactions on October 22, 2002, June 15, 2003 and June 20, 2003, the Company sold a total of 48,208,412 shares of Metorex for cash proceeds of $ 21,333,405, resulting in a total loss on disposal of $4,140,463 and a reduction in the Company's interest in Metorex from 21% to 5.34%. As at June 30, 2003, the investment in Metorex was held as a short-term investment. At June 30, 2003, the market value of the investment in Metorex Limited was $1,143,555 less than the carrying value, accordingly, the Company has provided for this decline in value.

Investment in Barberton Mines Limited:

Effective June 15, 2003, the Company acquired a 20% interest in the ETC Division of Avgold Limited (now renamed "Barberton Mines Limited") for a total cash injection of $5,133,000 (Rand 30 million). The cash payment was comprised of a shareholder loan of $5,132,996 (Rand 30 million) and a nominal equity investment of $4 (Rand 20). The shareholder loans are unsecured, subordinated in favour of all creditors of Barberton, and bear interest at such rate as determined by Barberton's board of directors, but shall not exceed prime. The loans are repayable once certain conditions of Barberton's term-loan facility agreement with its external financiers have been met. Subject to these condition, Barberton will distribute 66% of its annual profits as repayment of shareholder loans or dividends, subject to it's future cash flow needs.

The acquisition was made by a consortium consisting of Metorex Ltd., 54%, MCI Resources Ltd., 26% and the Company, 20%. The total purchase price paid by the consortium of Rand 255 million was funded by a Rand 105 million term-loan facility and Rand 150 million of shareholder loans. The Company's share of the transaction was funded by the sale of 10 million Metorex shares at ZAR 3.00 per share.

Barberton Mines Limited is a South African based Greenstone gold mining operation, situated in the Magisterial District of Barberton in the Mpulamalanga Province around 370 kilometers from Johannesburg. The operations of the company comprise of three operating mines, Sheba Mine,

Crew Development Corporation
Management Discussion and Analysis
For the year ended June 30, 2003
--------------------------------------------------------------------------------

New Consort Mine and Fairview Mine. Current annual production from the mines is 100,000 ounces of gold.

Based on historical production, cash costs and gold price at the time of signing the agreement, the expected pay back period for shareholder loans is less than three years. Barberton has implemented a ZAR/USD hedge for 70% of the production three year forward securing the margins to meet the repayment schedule. This acquisition was pursued as being in line with the Company's focus on investment in projects with less than three years payback and with at least ten years remaining life.

Hwine-Butre Gold Project, Ghana

The Hwine-Butre gold concession (the "HB Gold concession") is a new gold discovery in southwestern Ghana. The 45.4 km2 concession is located along the eastern contact of the prolific Ashanti Gold belt, less than 30km from Takoradi, a major port city in Ghana. Access to the HB Gold Concession is via a 15 km fair quality gravel road located along the entire length of the property and is maintained by the operators of palm oil plantation located further north.

Hwine-Butre Minerals Ltd. ("HMB"), is a 100% owned Ghanaian subsidiary of Crew Development Corporation, which owns 51% of the HB Gold Concession while the operator, St. Jude Resources Ltd ("St Jude") (TSX Venture Exchange: SJD), owns 49% of the HB Gold Concession; the Government of Ghana retains the right to a carried interest of 10%. St. Jude Resources Ltd., has been the operator of the license since 1995. The current title was renewed on September 3, 2003, for a period of 6 months without any shedding of the area, to allow St. Jude Resources Ltd. to complete its exploration and feasibility study. There has been a productive dialog between Crew and partner St. Jude Resources over the last year to increase activity at Hwine-Butre.

Sequinner Olivine Project

On April 1, 2003 the Company acquired 100% of the mineral rights to the Seqi Oliviine project and was granted an exclusive Exploration Permit for the project by the Bureau of Mines and Petroleum of the Greenland Home rule Government. The property measures fourteen square kilometers and in located in Southern Greenland 90 kilometers north of Greenland's capital city, Nuuk.

On July 7, 2003, the Company entered into an agreement with Minelco AB, a subsidiary of iron ore producer LKAB of Sweden, to develop a Bankable Feasibility Study ("BFS") for the Olivine project. The Company will be responsible for the management of further drilling and for the preparation of the BFS, whereas Minelco will cover all related costs. If the BFS is successfully completed, Minelco will have an option to acquire 51% of the Sequinner project for nominal consideration. Minelco would then be responsible for funding all capital expenditures related to the development of a mining operation as defined by the BFS. The project will then be restructured in a separate Greenlandic Company owned 51% by Minelco and 49% by the Company, where the Company will be the preferred operator.

Crew Development Corporation
Management Discussion and Analysis
For the year ended June 30, 2003
--------------------------------------------------------------------------------

Olivine is an anhydrous magnesium-iron silicate, which is used extensively in the iron-pellet production and with beneficial properties such as high melting point, high density, heat capacity and hardness making olivine products suitable for a number of industrial applications. The high grade and favorable textural and chemical properties contribute to the commercial potential of the project. The deposit is located only 600 meters from the tidewater in a protected fjord, which provides year round access. The location and relatively simple nature of the operation allows for a short lead-time to production. Initial assessments indicate that a production rate between one and two million tonnes a year is viable.

On August 11, 2003 the Company received the permit to commence drilling. The drilling on site commenced on August 16, 2003 and finished by October 10, 2003, with 23 holes drilled. The cores are presently under-going laboratory analyses.

Geothermal Project

Effective November 22, 2001, North Pacific Geopower Corp., "NPGP" acquired all of the issued and outstanding common shares of Meager Creek Development Corporation ("MCDC") from the Company in exchange for 97,378,558 common shares (or 82%) of NPGP's common shares. MCDC held a licence of occupation granted by the British Columbia Ministry of Lands and Parks, giving surface tenure to property at a geothermal site, and a geothermal lease granted by the British Columbia Ministry of Energy, Mines and Petroleum Resources relating to the geothermal site.

During the year ended June 30, 2003, the Company granted 800,000 of its shares in NPGP to the former Chairman, as part of a settlement agreement. Due to the difficulties faced by NPGP in raising necessary financing for the geothermal project, the Company wrote down its investment in the geothermal project $1, resulting in a provision for impairment of $2,897,355 during the year ended June 30, 2003.

On September 30, 2003 the Company sold 86.1% shareholding in NPGP to Kenneth McLeod, a former director and officer of NPGP. In consideration for the sale of this subsidiary, the Company received cash consideration of $232,312 and will forgive an intercompany debt of $562,091, which was repayable by NPGP to the Company. The company has also agreed to defer the repayment of an additional intercompany loan of $833,078 which will now be payable to the Company on December 31, 2011. The NPGP outstanding debt of $569,254 will be assumed by the purchaser. This transaction will result in an accounting gain of approximately $1.3 million for the Company to be recorded in the year ended June 30, 2004.

Crew Development Corporation
Management Discussion and Analysis
For the year ended June 30, 2003
--------------------------------------------------------------------------------

Asia Pacific Resources

During the year ended June 30, 2002, Asia Pacific completed a financial restructuring which included the conversion of all of its outstanding debentures into common shares and the issuance of additional common shares through private placements. As part of this restructuring, due to commitments entered into on October 8, 2001, by the company's former management, the Company invested an additional $5 million into Asia Pacific. Due to the dilution of its interest as a result of the debenture conversion during 2002 and the prolonged period in which there had been a substantial decline in value of Asia Pacific shares, the Company determined that an indication of impairment had occurred and recorded a provision for loss in value of the investment of $19,593,056 during the year ended June 30, 2002.

At June 30, 2003, the Company holds approximately 6.22% (2002 - 7%) of Asia Pacific Resources Ltd. ("APR") with a carrying value of $1,730,760 (2002 - $4,950,000). During the year ended June 30, 2003, management determined that this investment would not be held as a long-term investment and accordingly the investment has been reclassified as a short-term investment. At June 30, 2003, the market value of the investment in APR was $2,887,350 less than its carrying value and accordingly, the Company has recorded a provision for this decline in value. During the year ended June 30, 2003, the Company disposed of 4,154,000 shares for cash proceeds of $303,777, resulting in a loss on disposal of $28,133.

Mindoro Nickel Project

In July 2001 the Mineral Production Agreement ("MPSA") regarding a major portion of the Mindoro Nickel project was unexpectedly cancelled by the new administration without due process. The Company appealed the cancellation to the Office of the President and has suspended work on the project, but the Company is convinced that there is no basis for the cancellation of the MPSA, and has taken steps to re-establish the tenure. No further development work will be completed until the MPSA has been reinstated.

The Company has received information that the Appeal has now been reviewed, and that the President's office will issue a response in the nearest future. It is expected that the company will receive a positive response to its request of having the MPSA title reinstated in order to allow the company to complete its technical and environmental studies and investigations on the social acceptability for the project in Mindoro Island.

The Company has been approached by potential industrial partners to bring this project forward given a reinstatement of the MPSA. This project is under the new strategy non-core to the Company, and a joint venture with an industrial partner is a requirement in bringing the project forward.

Sulfur project

The Pamplona sulphur project was historically only seen as a cost effective way of supplying sulphuric acid to the Mindoro Nickel project. In addition, the Philippines import substantial volumes of sulphur and sulphuric acid to the nickel production and fertilizer production industries. While the Mindoro project was suspended the Company conducted some

Crew Development Corporation
Management Discussion and Analysis
For the year ended June 30, 2003
--------------------------------------------------------------------------------

investigations into whether the Pamplona sulfur deposit could be brought into production as a stand-alone project and in July 2003 the company received notice that its application for a USD $500,000 exploration program including the extraction of a 2000-tonne bulk sample from the deposit at Negros Island in the Philippines had been approved by the Department of Environment and Natural Resources (DENR). Necessary upgrade of the road and harbor facilities has now started and the excavation and sampling is scheduled to take place during September-October 2003.

The purpose of the bulk sampling is to examine the commercial and technical viability of the Pamplona deposit as a supplier of sulphur to a major agricultural fertilizer company in the region. Subject to a positive outcome of the industrial testing, the parties will start immediate planning for regular production. The partner will carry all costs in connection with the bulk sampling and test production.

The Pamplona project has an indicated resource of 40 million tonnes of ore that may be accessed by open pit mining, and a further 80 million tonnes of inferred resource. The average sulphur content of the Pamplona ore is 30% S and cut-off is 18% S combined as native sulphur and sulphide. The potential production volume is considered to be in the range of 2-4 million tonnes of ore per year, starting at around 1 million tonne per year.

A stand-alone sulphur operation at Pamplona will not compromise the potential future supply of sulphur to the Mindoro nickel project.

Convertible Bond Issue:

On September 8, 2003, the Company closed a NOK 120 million (CAD $22.1 million), three-year senior unsecured convertible bond with three major international institutions based in London. The bonds bear a 9% coupon, payable semi-annually in arrears, and the principal portion of the bond is convertible, at the option of the holder, into common shares of the Company at a conversion price of NOK
3.60 ($0.67) per share. The maximum number of shares that may be issued upon conversion of the bond is 33.3 million shares. The principal portion is fully repayable on September 8, 2006. An application for the listing of the bond including the prospectus will be submitted to the Oslo Stock Exchange. The Company made a strategic choice to aim this bond issue towards the professional investment community in the UK to expand the shareholder base internationally and interpret the reception of the bond to be an endorsement of the quality of the company's assets, its strategy and our ability to realize on these assets.

Results of Operations:

For the year ended June 30, 2003, the Company incurred a net loss of $18.9 million ($0.14 per share), compared with a net loss of $40.7 million ($0.31 per share) for the year ended June 30, 2002.

During the year ended June 30, 2003, the Company held an equity interest in its investment in Metorex and therefore no longer consolidates the results of operations in Metorex, as compared with June 30, 2002, where mineral sales, cost of sales and amortization arise from the consolidation of the results of operations of Metorex for the 10 months ended April 30, 2002.

Crew Development Corporation
Management Discussion and Analysis
For the year ended June 30, 2003
--------------------------------------------------------------------------------

Administrative, office and general expenses for the year ended June 30, 2003, amounted to $5,268,364 compared with $ 7,818,225 (excluding Metorex) for the year ended June 30, 2002. During the year ended June 30, 2002, the company incurred substantial non-recurring expenses related to changes to the board of directors and senior management. Administrative, office and general expenses for 2002 included $1.6 million of non-recurring contract termination payment to former officers and directors of the Company, and non-recurring engagement fees payable to he Company's new management.

Professional fees for the year ended June 30, 2003 amounted to $1,723,320 compared to $1,857,503 for the year ended June 30, 2002. Included in the professional fees are costs of $600,243 for the year ended June 30, 2003, relating to corporate reorganization, bank financing for the Nalunaq Gold project in Greenland and formation of the new company for the Gold project. Included in the professional fees are costs of $810,000 for the year ended June 30, 2002, related to the proxy consent and related litigation for control of the board of directors.

Interest expense for the year ended June 30, 2003 amounted to $266,626 compared to $ 1,530,963 for the year ended June 30, 2002 (of which $1,530,785 arises on consolidation of Metorex). The increase in interest expense during current fiscal year arises on interest due to the minority shareholders of the gold project, Naluanq gold Mine AS and interest due on the promissory notes to related parties.

Effective June 15, 2003, the Company acquired a 20% interest in the ETC Division of Avgold Limited (now renamed "Barberton Mines Limited") for a total cash injection of $5.13 million. The Company's 20% equity earnings for the 15 days from acquisition amounted to $91,046 (2002 - Nil).

Loss on investment in Metorex:

INVESTMENT IN METOREX                              Year ended      Year ended
(all figures expressed in Canadian dollars)      June 30, 2003   June 30, 2002
----------------------------------------------   -------------   -------------
   Equity earnings from investment                $ 1,051,967     $ 1,549,819
   Dilution loss                                           --      (1,133,928)
   Losses on disposals of interest                 (4,140,463)     (1,071,479)
   Provision for impairment of investment          (1,143,555)     (7,381,185)
------------------------------------------------------------------------------
   Loss on investment in Metorex before
      exchange loss realized on disposals          (4,232,051)     (8,036,773)
   Foreign exchange loss realized on disposals     (1,216,709)       (774,725)
                                                  ----------------------------
Loss on investment in Metorex Limited             $(5,448,760)    $(8,811,498)
                                                  ----------------------------

The equity earnings for the year ended June 30, 2003, represent the Company's proportionate share of Metorex's net earnings from July 1, 2002 to October 22, 2002 at 41%, and from October 22, 2002 to June 15, 2003 at 21%. The equity earnings for the year ended June 30, 2002, represent the Company's proportionate share of Metorex's net earnings from May 1, 2002 to June 30, 2002 at 41%.

Crew Development Corporation
Management Discussion and Analysis
For the year ended June 30, 2003
--------------------------------------------------------------------------------

In a private placement completed April 24, 2002, Metorex issued 18,100,000 shares to other shareholders for proceeds of $ 8,515,978. This transaction reduced the Company's interest in Metorex from 53% to 46% and resulted in the Company incurring a loss on dilution of its investment of $1,133,928.

In three separate transactions during the year ended June 30, 2003, the Company sold a total of 48,208,412 shares of Metorex for cash proceeds of $21,333,405, resulting in total losses on disposal of $4,140,463 and a reduction in the Company's interest in Metorex from 21% to 5.34%. During the year ended June 30, 2002, the Company disposed of 6,500,000 shares of Metorex for cash proceeds of $2,969,040, resulting in a loss on disposal of $1,071,479.

At June 30, 2003, the investment in Metorex was held as short-term investment. At June 30, 2003, the Company recorded a provision for the decline in the value of its investment of $1,143,555. At June 30, 2002, the Company recorded a provision for impairment of $7,381,185 related to the permanent decline in value of its investment in Metorex.

Included in the loss of investment in Metorex are foreign exchange losses of $1,216,709 for the year ended June 30, 2003 and $774,725 for the year ended June 30, 2002, which arises on the reduction for the portion of the translation adjustment realized related to the disposals and dilution of interest in Metorex.

During the year ended June 30, 2002, Metorex's Chibuluma South mining operations were placed on care and maintenance basis due to low copper prices and high operating costs. As a result, the Company recorded a provision for impairment of Metorex's Chibuluma South Mine of $8,450,857.

Exploration and Development Activities:

During the year ended June 30, 2003, due to the difficulties faced by NPGP in raising necessary financing for the geothermal project, the Company wrote down its investment in the geothermal project to $1, resulting in a provision for impairment of $2,897,355. During the year ended June 30, 2002, the Company recorded a loss on dilution of geothermal asset of $1,503,055.

On September 30, 2003, pursuant to an agreement dated, September 3, 2003, the Company sold all of its shares in NPGP to an officer, and former director, of NPGP.

During the year ended June 30, 2003, management determined that the investment in Asia Pacific Resources Ltd ("Asia Pacific") would not be held as a long-term investment and accordingly the investment has been reclassified as a short-term investment. At June 30, 2003, the market value of the investment was $2,887,350 million less than its carrying value and accordingly, the Company recorded a provision for decline in value. During the year the Company disposed of 4,154,000 shares for cash proceeds of $303,777, resulting in a loss on disposal of $28,133. During the year ended June 30, 2002, due to the continued weakness in Asia Pacific's stock price the Company determined that this impairment was other than temporary and as a result recognized a provision for loss on this investment in the amount of $19,593,056.

Crew Development Corporation
Management Discussion and Analysis
For the year ended June 30, 2003
--------------------------------------------------------------------------------

Included in the loss for the year ended June 30, 2002 is a provision for impairment of other mineral property interest relating to the Roros project of $5,009,878. Due to current depressed zinc and copper prices the Company decided to suspend further exploration activities and therefore has written down the value of this project. Also included in the loss for the year ended June 30, 2002, are costs related to Mindoro nickel project. The majority of the costs, relate to technical field costs and were incurred prior to management's decision in September 2001 to withdraw from all field activities related to the project, following the cancellation of the Company's licence to develop a significant portion of this project in July 2001. Effective April 2002, the company has withdrawn all activities and temporarily placed the Mindoro Nickel project on care and maintenance. The feasibility of future operations is dependent on the favourable resolution of the Company's appeal to reinstate the MPSA. The Company has received information that the Appeal has now been reviewed, and that the President's office will issue a response in the near future. No further development work will be completed until the appeal to reinstate the MPSA has been concluded.

During the year ended June 30, 2003, in order to centralize the Company's executive management, key operational and administrative functions in one location, the Company incurred restructuring costs in the amount of $593,127 (2002 - Nil). Included in the restructuring costs are $131,558 relating to severance costs in connection with the closure of the Vancouver offices and $285,135 in lease exit costs relating to remaining committed lease payments net of expected sub-lease revenue.

Included in the loss for the year ended June 30, 2003 is foreign exchange loss of $119,409 compared with a foreign exchange gain of $1,510,820 for the year ended June 30, 2002. The foreign exchange gain in fiscal 2002 is a result of a realized foreign exchange gain on Norwegian Kroners held at the beginning of fiscal 2002. Most of the Company's funds at the end of fiscal 2002 and 2003 were held in Canadian Dollars, thereby reducing the foreign exchange exposure.

Liquidity and Capital Resources

The Company's principal source of liquidity at June 30, 2003, was cash of $6.6 million (2002 - $4.4 million).

During the year the Company used $ 6.5 million in cash from operating activities. The net loss of $18.9 million included a non-cash provision for impairment of investment in Asia Pacific Resources of $2.9 million; a provision for impairment of the geothermal asset of $2.9 million; a loss on investment in Metorex of $5.4 million; and a loss on sale of assets of $190,267. With respect to the changes in working capital, the primary source of cash was due to an increase in accounts payable and accrued liabilities of $916,685, and an increase in Accounts receivable of $254,206, resulting in changes in working capital of $662,479.

During the year the Company issued 3,750,000 warrants to purchase 3,750,000 common shares for cash consideration of $21,430. The Company received $1,554,551 from Metorex Limited for repayment of loans advanced to Chibuluma in fiscal 2002. The Company also received $858,500 in dividend income from Metorex Limited.

Crew Development Corporation
Management Discussion and Analysis
For the year ended June 30, 2003
--------------------------------------------------------------------------------

During the current fiscal year the Company disposed of 48,208,412 shares of Metorex for cash proceeds of $21,333,405. The proceeds from the sale of Metorex shares were used for working capital, further exploration of existing projects, including financing the Nalunaq gold project and new acquisitions. The company invested $5.133 million in acquiring a 20% interest in Barberton Mines Limited, a South African based Greenstone gold mining operation.

During fiscal 2003, a total of $9.2 million (2002 -$11.18 million) was invested in advancing the Company's exploration and development properties, of which $8.8 million (2002 -$8.5 million) was spent in developing the Nalunaq gold project.

During the year ended June 30, 2003, the Company disposed of 4,154,000 shares of Asia Pacific, for cash proceeds of $303,777, resulting in a loss on disposal of $28,133.

The Company's cash position at June 30, 2003 was $6.6 million (2002 - $4.4 million). As at June 30, 2003, Crew had total assets of $68 million (2002 - $82 million) and shareholders' equity of $57 million (2002 - $74 million).

Working capital at June 30, 2003 amounted to $9.9 million, (June 30, 2002 - $4.4 million).

Liquidity risk

The Company's policy on overall liquidity is to ensure that there are sufficient committed funds in place which, when combined with available cash resources, are sufficient to meet the funding requirements for the foreseeable future. At the year end the Company had no committed debt facilities in place.

Subsequent to the year ended the Company raised CAD $21.1 million by placing a three-year senior unsecured convertible bond, as disclosed in Note 18(b) of the audited financial statements. The Company has secured sufficient funding to complete the construction of its main asset, the Nalunaq Gold Mine (NGM") and also to sustain the other operations of the Company until a revenue stream from NGM is fully established in the third quarter of Fiscal 2004 at which point the project will start generating cash flows.

Changes in accounting policy

Effective July 1, 2002 the Company adopted the new recommendation of the CICA with respect to stock-based compensation and other stock-based payments on a prospective basis. The new recommendations require that stock-based payments to non-employees be accounted for using a fair-value based method of accounting. The recommendations encourage, but do not require, the use of a fair-value based method of accounting for stock compensation to employees. The Company has elected to continue to not record stock options issued to employees as compensation expense and to disclose pro forma information on the fair value of stock compensation issued during the period in the notes to the financial statements as disclosed in note 2 (f) of the audited financial statements for the year ended June 30, 2003.

Crew Development Corporation
Management Discussion and Analysis
For the year ended June 30, 2003
--------------------------------------------------------------------------------

Foreign currency Risk

For the year under review the Company's functional currency was the Canadian dollar. The Company does not, at present, undertake any trading activity in financial instruments. The Company's development projects are based in Greenland, Norway, Ghana and the Philippines. Management of the Group is based in the United Kingdom.

Foreign exchange risk is also managed by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. Accordingly, the Company funds its foreign currency denominated operations on a short-term basis to minimize the level of foreign currency denominated assets held and therefore, mitigates the risk of exposure against the functional currency.

At June 30, 2003 the Company had $6.6 million in cash, primarily Canadian dollar denominated, the functional currency of the Company. The Company had receivables of $638,591 denominated in USD. The Company incurs administrative and general expenses in Canadian and other local currencies, majority of these costs are primarily Canadian dollar denominated. At June 30, 2003, a shift in foreign exchange rates would not have materially impacted our foreign exchange loss because our foreign currency net asset position was immaterial.

Interest rate risk

Interest bearing assets and liabilities are subject to the risk of movements in interest rates. At 30 June 2003, the Company had no interest bearing debt.

At 30 June 2003, the Company held $6.6million of cash on deposit. $6.2million of this balance was held in Canada, $0.2million in UK and the balance of $0.2million in Greenland. These deposits are held in the relevant local currency at floating interest rates. Interest rates are commercial rates, which, are fixed by reference to LIBOR or the applicable inter-bank interest rates for financial assets held in other currencies.

Commodity risk

Nalunaq Gold Mine is scheduled to commence production in the forthcoming year and the Company will receive a revenue stream based on worldwide commodity prices. The Company is currently investigating various options to mitigate the risk of fluctuations in commodity prices on its future trading results. No forward selling of anticipated production took place during the year.

Outlook

Nalunaq and the remaining licenses represent substantial potential as only 1/30th of the estimated overall structure has been explored. It is management's view that the Greenlandic concessions held by the Company and its partner, Nunaminerals, may represent a new gold region. The Company will give high priority to explore its concessions in Greenland. With first priority to

Crew Development Corporation
Management Discussion and Analysis
For the year ended June 30, 2003
--------------------------------------------------------------------------------

commence production at Nalunaq, preparation for the Bankable Feasibility Study for the Olivine project, and further exploration of the area under the Nanortalik Concession. On September 8, 2003, the Company raised NOK 120 million (CAD $21.1 million), by placing a three-year senior unsecured convertible bond with three major international institutions based in London. The bond bears a 9% coupon, payable semi-annually in arrears, and the principal portion of the bond is convertible, at the option of the bond holder, into common shares of the Company at a conversion price of NOK 3.60 (CAD $0.67) per share. The principal portion is fully repayable on September 8, 2006. The Company plans to use the proceeds to develop its mining properties, fund potential acquisition of additional precious metal properties or interests in such properties, and for general corporate purposes. On October 10, 2003, bonds amounting to NOK 4 million were converted, and 1,111,111 shares were issued accordingly.

Forward Looking Statements

Certain information and statements in this discussion contain certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward looking statements. Actual outcomes and results may differ materially from those expressed in such forward-looking statements. Furthermore, a forward-looking statement speaks only as of that date on which such statement is made. The company assumes no obligation to update or review them to reflect new events or circumstances.

                                                              Annual Report 2003

                       [CREW DEVELOPMENT CORPORATION LOGO]

[LOGO]

Crew - an intermediate gold producer

Total gold assets:

o    130,000-150,000 oz annual gold production target, equity adjusted.

o    844,000 oz Measured and Indicated resources, equity adjusted.

o    Excellent exploration upside in both Greenland and Ghana.

o    Dominant position in Greenland, potential new gold district.

                                     [MAP]

London - UK
-----------
Head Office
-----------

Barberton - South Africa
--------------------------
Licence area    16 Km(2)
M&I resources   453,000 oz
Ownership       20%
Production      130,000 oz
--------------------------

Nanortalik - Greenland              Nalunaq - Greenland          Hwini Butre - Ghana
---------------------------------   --------------------------   -----------------------------
Licence area          1,065 Km(2)   Licence area    16 Km(2)     Licence area       42,4 Km(2)
Resources             3 Gold        M&I resources   429,000 oz   M&I resources      562,600 oz
                      targets*      Ownership       82,5%        Ownership          51%
Equity share          74%           Production      130,000 oz   Start production   2004/2005
Exploration program   Summer 2003
---------------------------------   --------------------------   -----------------------------

*    Plus numerous anomalies

Table of Contents

President's Review ............................................................4
Projects ......................................................................6
   Nalunaq ....................................................................6
   Nanortalik ................................................................15
   Barberton .................................................................18
   Hwini-Butre ...............................................................19
   Seqi ......................................................................21
   Pamplona ..................................................................23
Resource Definitions .........................................................25
Senior Management and Directors ..............................................26
Management's Discussion and Analysis .........................................27
Auditor's Report .............................................................36
Financial Statements .........................................................37
Notes ........................................................................40

[LOGO]

President's Review

                                    [PHOTO]

Dear shareholders,

I would like to start this year's report by expressing my gratitude towards all members of our staff. A tremendous amount of work, well beyond call of duty, has been delivered by a number of individuals, without whose entrepreneurial spirit, enthusiasm and teamwork we would not be where we are today.

When the present management was appointed in the spring of 2002 we told our shareholders that one of our main targets for the next 18-24 months would be to focus on cost cutting and to identify and bring forward projects with a demonstrable near term cash flow potential. Furthermore, we announced a new strategic focus on precious metals. As a part of an organisational restructuring to improve effectiveness and to reduce our overhead costs, we have closed down both the Vancouver office and the Oslo office and moved all administration and operations to London. The company has also reorganised its assets so that all gold projects are now held by Crew Development Corp. (to be renamed Crew Gold
Corp), and all non-gold projects have been transferred into the ownership of Crew Norway AS (to be renamed Crew Minerals AS). Crew Norway is a 100% owned subsidiary of Crew Development Corp. As a part of the move and reorganisation I am pleased to report that we have also strengthened our senior management team with experienced mining professionals.

The most significant event this year was when Nalunaq Gold Mine AS (NGM) was granted a 30-year mining licence in April by the Greenland authorities. Production will start around the turn of the year and a production rate of 430-450 tons per day is expected by March/April 2004. As part of a revised and refined mine plan, we have increased our gold production target and included an expanded and more aggressive exploration program to replace and increase our gold reserves. Increasing the rate of resource and reserve definition will enable us to expedite several strategic initiatives improving the already robust project economics: Extending the life of the mine; building an on-site processing and gold recovery plant; and ultimately enabling an increase in gold production. Senior management are of the opinion that there is strong geological evidence that Nalunaq holds significant potential for such resource expansions. Any potential for additional development will be vigorously pursued.

In addition to Nalunaq, we are please to have signed an agreement with the industrial mineral distribution subsidiary of Sweden's state owned steel producer LKAB, Minelco AB, to develop the Seqi olivine project. This project, which is 100% financed by Minelco, is divided into two phases with a feasibility phase and a project development phase. We are well into the feasibility phase and anticipate to finalize the feasibility study during the 1st half of 2004. As with Nalunaq we are quite pleased with the good relation we have with the Greenland authorities.

The area of the Nanortalik exploration licence which is still 1,069 km(2) after excluding the Nalunaq mining licence, remains highly prospective with a number of promising gold occurrences in the area. We drilled on targets in the Lake 410 area this summer. The drill results from four holes indicate a possible single structure with similar quartz and arsenopyrite mineralization as Nalunaq. However, the assay results of the drill cores are still awaited. In the Nanisiaq area a team of 15 geologists collected sediment and rock samples, several containing visual gold. Laboratory results from both programs should be ready by year end, and the work on evaluating how to advance these projects will be started immediately.

In addition to the gold prospects on Greenland the company has a positive view on the potential on both Barberton Mines in South Africa and the Hwini Butre
(HBM) project in Ghana. From the time Metorex took over operations of Barberton in June, the performance of the mines in both production and economics is above budget. Crew currently owns 20% of Barberton, and it is senior management's opinion that there is substantial exploration upside. As for HBM there has been a productive dialog between Crew and our partner St. Jude Resources over the last year to increase activity at HBM. It is the view of both companies that this project has considerable potential and that this potential must be investigated more aggressively. Consequentially, more drilling will take place during this winter.

Whilst the MPSA (Mineral Production Agreement) for the Mindoro nickel project in the Phillippines has not been reinstated by the authorities, Crew is still of the opinion that this will happen eventually. However, even though it is a large and exciting project, Mindoro is not considered a core asset and as such will only be developed by Crew with an industrial partner who has the necessary technological strengths and financial capacity. Crew has received interest from potential partners and will keep an open dialog awaiting the return of the MPSA.

I stated in last years report, I was of the opinion that the Pamplona sulphur project could operate as a stand-alone mining operation. We are quite pleased that we have signed an agreement with a major potential industrial partner in the region to take out an initial bulk sample of 2000 tons. The objective is to negotiate an agreement similar to the one established to develop Seqi Olivine, whereby Crew has little or no project risk, but retains a substantial participation in the project.

With the USD 16 million (NOK 120 mill) convertible bond the company issued in September, and with strong cash flow from Nalunaq throughout 2004, our treasury situation is strong and gives the company the freedom and financial muscles to aggressively pursue the exploration potential in Greenland and in Ghana. Furthermore, the fact that the bond issue was placed with three major and highly reputable international finance institutions, represents a recognition of the value of Crew assets, an endorsement of our strategy and belief in management's ability to develop these assets and deliver results in accordance with investors' expectations.

Crew is today even better positioned to meet the future than one year ago, with two projects in or very close to production, and a number of promising exploration properties to be developed. The existing treasury, plus cash in-flows from Nalunaq and Barberton, will allow us to maintain a strong treasury position. The only scenario that would envisage additional external funding would an exceptional opportunity to develop shareholder value beyond our present project portfolio.

Based on the exploration results and feasibility studies we anticipate Seqi and possibly Pamplona to be in production by late 2004 or early 2005. In addition we have HBM and the Nanortalik concession which represent substantial further potential to develop future cash flows. With two projects on stream, and a focused strategy to develop precious metals projects internally and none-core projects with industrial partners, it is my view that the company possesses excellent growth potential without having to compromise existing assets by taking on any additional risk.

Once again I thank our staff and our shareholders for their loyalty to Crew in the past year, and I wish us all a successful year to come.

Yours Faithfully,


Jan A. Vestrum
President & CEO

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Operations

Nalunaq Gold Mine South Greenland

Property Description and Location

Nalunaq is a high-grade gold deposit, located at the southern tip of Greenland approximately 40 kilometres north-east of Nanortalik, a small coastal town. Transportation to Nalunaq is by helicopter from the international airport at Narsarsuaq and takes approximately 40 minutes. The gold deposit is located about 9 km from the coast in Kirkespirdalen, a wide glacial valley draining into the Saqqa Fjord. The terrain is alpine with mountain peaks reaching 1200-1600 m above sea level. Mount Nalunaq, which hosts the gold deposit, is 1340 m high. The deep, ice-free fjords allow easy access for shipping and the moderate maritime climate allows for all year mining operations.

                                    [PHOTO]

Jon Steen Petersen, VP Exploration of Crew, examining drill cores on site at Nalunaq. Except as otherwise indicated, all disclosure of a scientific or technical nature in this portion of the Annual Report was prepared under the supervision of Jon S. Petersen.

Ownership

In 1997, Mindex ASA "Mindex" entered into an earn-in agreement with NunaMinerals AS ("NunaMinerals") for 50% of the Nalunaq Gold Project, originally discovered in 1992. In 2000, Crew acquired a 50% interest in Nalunaq via its acquisition of Mindex and increased its interest in Nalunaq to 67% during year 2000.

In June 2001, Crew gained operational control of Nalunaq and increased its ownership to 82% in exchange for a commitment to fund the development of the project through to completion of a feasibility study and to provide the necessary project loan guarantees. As a result of this, NunaMinerals converted its 33% contributing interest in Nalunaq into an 18% carried interest position. In December 2002 Crew and NunaMinerals transferred the ownership of the Nalunaq assets to a Greenlandic limited liability company, Nalunaq Gold Mine AS ("Nalunaq Gold Mine"), which is the operator of the gold mine and the holder of the mining license from the Greenlandic authorities.

In April 2003 the Greenlandic and Danish governments granted Licence No. 2002/03 for Exploitation of Mineral Resources (the "mining licence") for a period of 30 years. The mining license covers an area of 16 km2, which was excised from the Company's Nanortalik exploration license area. The remaining portion of the Nanortalik concession is maintained by Nanortalik I/S, where Crew and NunaMinerals are continuing exploration activities on a contributing jointventure basis. This concession comprises a 1065 sq km area with Crew originally holding a 67% interest and NunaMinerals at 33%. As a consequence of the 2003 exploration programme, the ownership will be 74% and 26% respectively.

Mineral Resource and Reserve Estimates

In conjunction with the preparation of the Nalunaq Feasibility Study (see below), SRK Consulting Engineers and Scientists ("SRK Consulting") of Toronto, Ontario, was appointed to conduct an independent resource calculation for Nalunaq. The resource calculation defined 483,900 tonnes at 25.5 g/t gold in measured and indicated mineral resources, being the equivalent of 396,600 oz contained gold. In addition, the resource calculation identified 281,300 tonnes with 20.3 g/t of inferred mineral resources, in areas immediately adjacent to the developed parts of the deposit. A geological cut-off grade of 6 g/t was used by SRK in the resource estimate. The inferred mineral resources exclude the drill-indicated structure of the south vein as well as widely spaced surface sampling of the north face of

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                                                                               7


The table below, extracted from the Nalunaq Feasibility Study, shows the effect of mining width over these intervals:

Resources:

                                   Over 1.0 meters   Over 1.2 meters   Over 1.5 meters
Measured & Indicated               ---------------   ---------------   ---------------     Gold
Mineral Resources                   tonnes     g/t    tonnes     g/t    tonnes     g/t    ounces
--------------------------------   -------    ----   -------    ----   -------    ----   -------
Main Vein (including Stockpiles)   352,100    30.3   414,200    25.8   508,300    20.9   343,700
South Vein                          58,000    28.3    69,700    23.6    88,300    18.7    52,900
Total                              410,100    30.0   483,900    25.5   596,600    20.6   396,600

                                   Over 1.0 meters   Over 1.2 meters   Over 1.5 meters
                                   ---------------   ---------------   ---------------     Gold
Inferred Mineral Resources          tonnes     g/t    tonnes     g/t    tonnes     g/t    ounces
--------------------------------   -------    ----   -------    ----   -------    ----   -------
Main Vein (including Stockpiles)   200,000    24.7   240,100    20.6   326,000    15.9   159,100
South Vein                          34,000    22.4    41,200    18.7    52,000    14.8    24,800
Total                              234,000    24.4   281,300    20.3   378,000    15.7   183,900

The resources calculations were conducted by M. Michaud of SRK Consulting, Mr. Michaud is independent of Crew and is a "qualified person" as defined in NI 43-101.

the Nalunaq mountain. These resources were previously included in Crew's internal resource estimate. The significant additional resource potential in these extensions, however, is recognized in the resource calculation.

Geology

The Nalunaq deposit is a Proterozoic, shear-zone hosted, high-grade gold mineralization. The occurrence has gold-bearing outcrops exposed along more than 2,000 m on the slope of the mountain. The entire length of the exposed structure has been sampled with significant sections at 1 m intervals. These results support the presence of a significant gold-bearing system. The gold is irregularly distributed within the planar structure, but easy to recognize when occurring due to the regular presence of visible gold in the quartz vein.

The most pronounced structures at Nalunaq are narrow zones of intense shear with evidence of ductile shearing surrounded by relatively brittle margins. The Main Vein itself is hosted in a narrow ductile shear zone with a remarkably constant orientation. The regular sheet has an average strike of 45-50 DEG. and an average dip of 36 DEG. SE. On the local scale the structure undulates somewhat, and dips measured in the face of the adits vary between 22 DEG. and 45 DEG..

The presence of quartz veins is the single most important component of the gold mineralization and occurs principally as sheeted veins with bands of included calc-silicates. The quartz veins vary in width from 0.05 m to 1.8 m and form a relatively continuous structure. In the adits, the quartz veins often display pinch and swell characteristics and there is clear evidence of both compressive and dilational post-mineralization deformation within the mineralized structure.

The mineralized quartz vein is almost universally associated with a pronounced calc-silicate alteration zone, of 0.2 m to 0.5 m width, on one or both sides of the quartz. When very

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high gold grades are encountered in the quartz vein, the alteration zone may also sporadically carry significant amounts of gold, but is normally poorly mineralized.

Systematic sampling of the underground exposure of the vein has shown that gold grade is subject to a pronounced nugget effect. Despite this, a grade-zonation is clearly identifiable with high-grade segments running approximately northeast-southwest throughout the mine area. The reason for this regularity is not clear, preliminary interpretations suggest that highest-grade sections occur when the structure is crossing medium-grained metadolerite sills or is located very near the metadolerite/metapillow basalt contact. Lower grade segments generally seem to be hosted in finer-grained metapillow basalt.

As a generic type, the Nalunaq gold mineralization is a mesothermal veintype gold deposit, hosted in amphibolitefacies metabasic rocks. The gold is associated with sheeted quartz veins, hosted in a large-scale shear structure, which appears to relate to regional thrusts. However, possibly due to extensive post-mineralization deformation, there is no simple relationship between the gold grade and amount of quartz at Nalunaq.

Work Completed:

Exploration

To date, a total of 90 drill holes (15,000 m) and more than 3,600 m of underground adits and raises have been completed within mineralized structure, as well as over 1,000 m of access drifts and waste development. In addition, surface sampling has been conducted over 2,000 m of exposed outcrops, with substantial portions channel sampled at 1 m intervals. As a result of underground work performed to date, approximately 53,600 tonnes containing approximately 23,000 ounces of gold have been stockpiled. The stockpile materials will be the first to be shipped for processing in early 2004 and the proceeds thereof will be used to partially fund the commissioning of the mine.

Test Mining

Eight test stopes have now been successfully completed at Nalunaq. Raise and long-hole mining were tested initially to determine which method would provide the least possible mining width, in order to minimize ore dilution. Minimizing dilution results in less material being hauled and processed, thus reducing operating costs. In 2002, four long-hole stopes were successfully mined. These were based on a continuous 72 m sub-drift development and three 15 m slot raises. As a result of these tests, Crew management believes that a mining width of approximately 1.2 m or less will be achieved during mining operations.

Mine Plan

After a thorough review of the first mine plan, prepared by Macintosh Engineering LTD in 2002 to 2003, a new mine plan has been developed and drawn up in Crew's Weybridge office in cooperation with potential mining contractors. This mine plan has now been submitted to the authorities for approval. The proposed mining method will consist of a hybrid of long-hole mining and raise mining using alimak equipment, in order to accommodate the most cost-efficient methods for various segments of the deposit with due consideration to dip variations within the structure.

Negotiations with Procon Mining and Tunnelling ("Procon") concerning the final mining contract have been completed and detailed schedules, mobilization sequences and mine plans are being laid out. Procon has been involved with the project as a mine contractor since 2000, and has a considerable amount of mining equipment on-site which will be used to ensure an early start of pre-production development. Upgrading and mobilization of new equipment, including the introduction of alimak units, will follow a newly completed development plan aiming at a production date of January of 2004.

                                    [GRAPHIC]

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                                                                               9


The mine infrastructure will include an internal ore pass system with capacity to hold 3-4 days production in order to accommodate any potential weather delays in transportation of ore to the stockpile pad by the fjord. The ore pass will be equipped with a chute, which will allow feeding directly into 30-tonne articulated trucks for the haulage to the beach.

Shipping plans and arrangements

A total of 38,000 tonnes from the existing stockpile are scheduled to be moved to the new stockpile site near the shipping site during October-November 2003, shipping of the first load in December. A local contractor, who completed upgrading of the access road from the fjord to the camp in August, 2002 will be retained for the transport of stockpile materials to a new stockpile pad at the coast, where the pier and ship loading facilities are currently being finalized. The ore will be shipped, by 40,000 dwt bulk carriers, to Rio Narcea in Spain for processing and gold recovery.

The stockpile consists of two types of material: crushed ore from 2000 development and uncrushed ore from 2001 and 2002 development. The two types of ore will not be mixed, but instead it will be shipped and processed in separate batches (separate tanks in the ship) in order to ensure a better reconciliation of the gold contents. During proper mining, run-of-mine ore (ROM) will be hauled directly from the mine to the ore pad at the ship loading facility. The shipping pad will have a nominal capacity of 60,000 tonnes, which corresponds to about 3 months of production at 450 tpd, plus additional two months production, if the shipping schedule should be delayed. Shipping is anticipated every 3 months at 35,000 - 40,000 tonnes leading to a total of 140,000-160,000 tonnes per year. The pad will have a base of the lowgrade crushed material from 2000 development, to absorb potential losses of fine gold during deposition and transfer.

                                    [GRAPHIC]

A view of a model of the orebody (brown) with adits and test stopes (dark lines), and with faults (blue) displacing the generally regular slope of the vein.

The ore will be transferred to the ship from the pad via a 200 m conveyor belt. This belt will pass a 90 m barge anchored at a small rock pier and with a ship loading conveyor at the front end. The conveyor is designed for loading a 40,000 tonne bulk carrier in 4 days.

An agreement concerning shipping of the ore as been signed with Fednav International Ltd. ("Fednav") of Canada, and the plan is to arrange for shipping of the stockpile materials during December 2003. A memorandum of understanding has been signed with Rio Narcea Gold Mines Ltd. ("Rio Narcea") in Spain concerning batch processing of the ore and

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                                     [PHOTO]

                                     [PHOTO]

two large samples of 200 kg each have been submitted for processing test work. Rio Narcea has a processing capacity of 2000 tpd and consequently will be able to process each batch of ore in about 20 days.

Civil Engineering works and Camp construction

The existing 9 km road from the coast to the mine site has been upgraded and the road covered with a new topping of crushed gravel along its full length. The road has been widened along the most of the stretch allowing two small vehicles to pass and larger passing places for trucks have been established at regular intervals along the road.

The existing bridge has been upgraded and the transition between bridge and road has been reinforced with concrete. The dam section has been equipped with three 140 cm culverts, which are welded together and reinforced with wire netting boxes. A new bridge at the road extension has been established and is laid on a concrete foundation and bolted into the bedrock. The two bridges have been equipped with crash fences and work is complete

The 2 km road extension leading to the new stockpile pad has been completed with crushed gravel topping. The 90 m barge that will carry the ship loader is in place and preparations for setting up the ship loading facility are well underway. Currently a pier head, made by sheet piling is being constructed and a rock pier leading to the cofferdam is being established. The barge has been used for easy unloading of camp modules, diesel tanks, other large construction units directly from the containerships and the materials are subsequently brought to the beach for direct unloading via a temporary rock pier and dam.

The Camp Complex

Eleven camp-modules have been installed on site after completion of the foundations. The base of the camp has been raised above the general level of the valley floor with about 8,000 m3 materials from approved fill sites along the road - and topped with 25 cm crushed gravel fill to a fully smoothened surface. The preparations for the camp area has left almost no marks of disturbance outside the proper pad and the surroundings are left virtually untouched.

The camp foundations consisting of 0.5 m high steel beams have been laid out for the complex and the building modules placed on top of these. The base of the camp units has been raised about 1.2 m above the previous valley floor, which at this site already formed the highest part of the entire valley to prevent flooding. The

                                    [GRAPHIC]

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                                                                              11


camp layout consists of 11 building modules, 7 units each with rooms for 10 people, a recreational unit, the mine office, laundry room and showers, kitchen and dining room, including storage rooms, planning office and an on-site laboratory.

The camp layout creates the impression of a small village situated in the middle of the valley. The camp complex has its own well for potable water, a purification system and a biological wastewater treatment plant. Power is supplied from two 200 kW generator units and telecommunication infrastructure, provided by Tele Greenland, will allow for individual room telephones as well as internet access.

Feasibility Study and Environmental Impact Assessment

A full feasibility study and environmental impact assessment (the "Nalunaq Feasibility Study") pertaining to Nalunaq was completed in August 2002. The Nalunaq Feasibility Study was prepared by Kvaerner Engineering & Construction UK Ltd. ("Kvaerner") from information generated both in-house and supplied by a number of international specialists and consultants appointed by Kvaerner and Nalunaq. Nalunaq will be the first gold mine ever developed in Greenland and will also be the first new mine to be commissioned in over 25 years, and the only operating mine.

                                     [PHOTO]

The Nalunaq Camp Site, photograph taken from the level 350 entrance to the mine.

The study compares the option of mining and then processing the ore at an offshore facility with the option of mining and processing the ore at a facility on site. The feasibility study recognizes that initial offshore processing would be more advantageous than the construction of an on-site processing plant, because of lower capital costs, earlier cash flow and possibilities for expansion of the ore resources at minimal capital investments.

Based upon the results of the Nalunaq Feasibility Study, Crew decided to initially pursue the offshore option, whereby Crew will ship the ore to an offshore processing facility. It was estimated that the total preproduction capital requirement would

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be USD 9.7 million. This was based on the assumption that a 30,000 tonne bulk carrier will be used with a jetty and barge-conveyor system for loading. The total cash cost for the operation in this scenario was estimated to be USD 169 per oz gold. The high-grade nature of the Nalunaq ore and the location of the mine close to navigable waters allows for this interim solution to establish early cash flow while conducting additional exploration to expand the resources. Shipping the ore to an offshore plant with excess processing capacity will also minimize environmental impact of the mine while maintaining employment benefits to the local community.

                                     [PHOTO]

According to the study, an initial mining rate of 350 tonnes per day was estimated to result in a gold production of approximately 90,000 oz per year at an estimated total cash cost of USD 169 per oz. The Nalunaq Feasibility Study recognises that the current measured and indicated resource of approximately 400,000 oz gold has significant upside potential that may be developed in parallel with the mining and offshore processing operation. In order to improve the economics further Crew has decided to increase the annual production to 450 tpd leading to an annual production of about 130,000 oz gold (from up to 160,000 tonnes ore in four quarterly processing batches of about 40,000 tonnes each).

The use of an offshore processing facility in the interim period eliminates the need for immediate environmental approvals related to on-site ore processing, such as the need for water consumption, handling of chemicals and tailings disposal. In addition, industrial processing at an external facility will provide valuable information about the ore characteristics and the tailings composition. Offshore processing is deemed a necessary first stage in the mine's development as it will provide the necessary capital to allow additional exploration for the expansion of the resources to justify financially the construction of an onsite processing facility. Because Nalunaq is a narrow vein, high-grade deposit, the currently defined resources are restricted by the available underground development. Nevertheless, there is evidence to support the presence of significant additional resources, but there has been insufficient exploration to date to define such resources. The structure hosting the gold deposits has been proven by drilling and sampling, to extend in all directions except for where it is outcropping. The company therefore has instigated and expanded an aggressive exploration program so that there is a higher probability than such additional resources will be developed in conjunction with mining operations.

Start of operations

The company has commenced preparations for ore production development and shipping of the existing stockpile. On-site construction commenced in June 2003 and the engineering work and other project preparations will be complete by late 2003. The initial shipment of stockpile ore, containing approximately 23,000 oz of gold, is scheduled for December 2003 and the mine is expected to reach full production of 450 tonnes per day within the first half of 2004. The initial mining rate at 450 tonnes per day represents an average gold production of approximately 130,000 oz per year.

                                    [GRAPHIC]

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                                                                              13


Environmental Work

The Nalunaq program has been subject to detailed environmental monitoring by Crew since 1997. The baseline study comprises sampling of water and plant materials and the installation of a weather station in the valley. A new weather station was established in the fjord in 2001. In addition to Crew's baseline work, SRK Consulting completed a comprehensive environmental impact assessment in August 2002. This report has been submitted to the Bureau of Minerals and Petroleum for the processing of the application for a mining permit. Ongoing environmental monitoring programs are being maintained in the license area.

Since 1998, monitoring programs have been conducted whereby water samples have been collected in the river bi-weekly with sampling stations in the upper valley, at the waterfall, at the bridge and at the camp sanitary installation during summer operations. The sulphide outcrop stations were sampled for total metals and general parameters twice over the summer programs. In addition, mine water runoffs at level 300 and 350 were sampled bi-weekly and assayed for total metals (total soluble solids and acidity). Finally, rainwater draining through the two crushed high and low-grade stockpiles were also sampled and assayed regularly for total metals.

In April 2001 an interview study was completed by the Danish National Environmental Research Institute ("DMU"). Local fishermen and hunters as well as elders were interviewed in order to map the use of natural resources in the area surrounding Nalunaq. The interviewers also gave input to the current and future activities planned in the Nalunaq area. Public meetings have been conducted in Nanortalik as well as in Nuuk. Biology programs included collection of migratory and stationary arctic char in the river, and sending them to the Danish National Environmental Research Institute ("NERI") for their sample bank. In the fjord, fish caught by several stations as well as seaweed and blue mussels were collected and also sent to NERI for their data bank and representative samples have already been analysed. Dust was sampled continuously during the summer program using tubes for analyses of nitrates and sulphates as well as lichen sampling along the road and around camp and stockpile areas. Both the lower and upper valleys were mapped for vegetation and soil depth.

Meteorological data at the campsite and weather station in the fjord were downloaded every month during the monitoring period. River flow monitoring, conducted with a pressure transducer installed in February 2002 in the river downstream from the bridge,

                                    [PHOTO]

                     Tanja Nielsen, Environmental Manager,
                              Nalunaq Gold Mine AS

                                    [PHOTO]

                             Local creek and flora

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                                    [PHOTO]

                                    [PHOTO]

                          Local children in Nanortalik

allows for continuous measurements. In addition, the river flow was measured using propellers several times over the year. A second pressure transducer was installed at the waterfall in October 2002.

In the fjord, CTD casts were conducted from 2001 through summer 2003 at eight stations on a bi-weekly basis. An acoustic doppler current profiler was installed in October 2001 for continuous recording of oceanic currents. The current m was recovered and downloaded in October 2002 thereby acquiring one full year's data. The CTD and current data correlate well.

The environmental studies were summarized in the 2002 environmental impact assessment study whereby independent consultant Dr. Geoff Ricks concludes that in the opinion of SRK (UK) Ltd. there are no environmental issues which might negatively affect the viability of the project.

Risk Elements

The Nalunaq project is a high-grade gold deposit. The nature of the deposit, being a high-grade, narrowvein deposit, prevents the definition of the full resource without extensive and costly underground development. Accordingly, this is a limiting factor for the project's financial planning. The currently defined resources allow for a production forecast of three to four years, depending upon the mining rate. However, the continuity of the geological structure indicates that the actual mine life may substantially exceed the four years supported by current resources. Numerous classical narrow-vein gold mines (for example, Placer Dome's Dome Mine in Timmins, Ontario, and the Campbell Mine in the Red Lake district in Balmertown, Ontario) have never had more than five or six years of resources ahead of production, yet have been active for several decades.

Project finance

After careful consideration, it has been decided that Crew will finance the final development of Nalunaq. NGM will therefore not draw upon the previously announced USD 8 million project loan, but may chose to utilize a revolving credit facility for working capital purposes. The loan from Crew to NGM will be paid back in full by year-end 2004. Crew has, and will maintain, a strong treasury position, and the loan to NGM will not affect other Crew projects or exploration programs, nor will it trigger any further capital requirements.

Property Description and Location

Exploration Licence no 2002/03 (the "Nanortalik exploration licence") is a 1,065 sq. km area located in southernmost Greenland. It is the remaining portion of the original Nalunaq

                                   [GRAPHIC]

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                                                                              15


Nanortalik Exploration Licence, Greenland

concession area after the Nalunaq mining license was excised from the initial 1,081 sq. km concession. Crew is aware of several gold occurrences and numerous gold anomalies in this district in different geological settings and is convinced that there is considerable potential for additional gold deposits within this concession area. The assay results from the latest program are pending; however, Crew is encouraged by the fieldwork and preliminary results and is prepared to conduct a more intensive program in year 2004 with the objective of drilling and further development of specific targets.

Title and Ownership

The Nanortalik Exploration Licence is held by Nanortalik I/S, a joint venture between Crew and NunaMinerals. The property is operated by Crew as an early-stage prospecting project initially held in 2002 by Crew at 67% and NunaMinerals at 33%. Future ownership ratios are based on the respective contributions of Crew and NunaMinerals.

The Bureau of Minerals and Petroleum set the work commitment at DKK 2 million per year in 2002 and 2003. This year's program added DKK 3,072,300 to the expenditures for 2000 thereby totalling DDK 4,158,792 for 2002 and 2003, which accordingly fulfils the minimum requirement of BMP ("Bureu of Minerals and Petroleum") for fieldwork according to the license conditions.

During the 2003 exploration program, NunaMinerals opted not to participate with funding. A full reconciliation of the ownership ratio after 2003 will also include administrative costs for 2002, which currently has not been completed.

A projection of the 2003-ownership derived from available data is given below.

Joint-Venture summary:          NunaMinerals      Crew         Total
-----------------------------   ------------   ----------   -----------
Start (deemed expenditures)      3,712,500      7,537,500   11,250,000
2002 field expenditures            358,542        727,950    1,086,492

SUM                              4,071,042      8,265,450   12,336,492
2002 Ownership percentage             33.0%          67.0%       100.0%
2002 admin expenditures
2003 scheduled contribution              0      3,072,000    3,072,000
Total 2003                       4,071,042     11,337,450   15,408,492

End 2003-ownership percentage         26.4%          73.6%       100.0%

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                                    [PHOTO]

                                    [PHOTO]

Should the interest of NunaMinerals be reduced below 10% due to continued dilution of their interest, NunaMinerals has the option of converting its interest to a net smelter royalty agreement ("NSR Agreement"). The NSR Agreement percentage calculation is determined by a sliding-scale formula, generally between 1.7 and 2.5%. At current gold price the NSR Agreement will be 2.4%.

In order to renew the exploration licence for 2004, the company is required to reduce the total area by 50%, focussing on key targets. However, relinquished areas may be re-applied for after 4 months. In the opinion of management, the company may comply with the 50% reduction without any loss of prospective ground.

Resource Estimates

The Nanortalik Exploration Licence is at an exploration stage and currently has no defined recources.

Geology and Work Conducted

The Nanortalik Exploration Licence is located in the border zone of the Julianehaab granite batholith, which hosts a number of significant geological environments with highly anomalous gold mineralization. The Niaqornarsuk area is largely underlain by granitoid rocks and several locations in the central part of the peninsula have returned consistent, elevated gold values in scree samples. This recognition indicates the existence of impregnation mineralization in the granites, associated with weakly defined alterations in the bleached rocks. The main anomalous areas seem to align in distinct bands trending in SW-NE direction and each traceable for a 10-15 km length.

Exploration on the Nanortalik Licence area started in 1990 but was partly interrupted by the intense work at Nalunaq. From 1993 to 1995 sporadic work was conducted in parts of the licence area and additional examinations were conducted in 1997 and 1998. In 2002, the Nanortalik licence area, was consolidated and expanded to a total of 1,081 sq. km and a renewed regional exploration campaign wass commenced covering the entire area This campaign included a complete review and compilation of all previous data in a new database and the printing of new map compilations.

The regional exploration campaign conducted on the Nanortalik licence area during the summer 2003 comprised three field teams, which were deployed to 15 fly camps in the period July 7 to August 6, 2003 with helicopter support. 304 sediment samples and 406 rock samples were collected during this program.

Sample preparation has been com-

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                                                                              17


pleted and the samples submitted for assaying at Actlabs in Canada. Two samples showed in-situ visible gold in new locations and several very substantial structures, which were suspected for mineralization, were tested by both sediment and rock sample programs.

A core drilling program was conducted on the Lake-410 gold target where four drill holes with a total length of 930 metres were completed from August 12 to August 30, 2003.

Visual inspection of the drill cores shows significant Arsenic-sulphide mineralization with associated quartz veining in all four drill holes, at positions which support a single continuous structure. No visible gold was observed in the drill cores; however, the results are encouraging as the drill holes test a potential area of 900 x 300 m. The width of the mineralization varies between 4 m and 1.2 m, which is substantially more than seen in any drilling at Nalunaq. Samples have been submitted for assaying to SGS, Canada.

                                     [MAP]

Map showing the Nanortalik Ecploration Licence which includes the Nalunaq Gold Mine area, the Nanisiaq target, the Lake 410 target and the Ippatit exploration targets.

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Barberton Mines Ltd., South Africa

Property Description and Location

Barberton Mines Limited ("Barberton", formerly Eastern Transvaal Consolidated Mines Limited, is the operator of three small gold mines in the Barberton Greenstone Belt, in South Africa. The Barberton Greenstone Belt is known for prolific gold deposits in settings, that are similar to other classical gold districts of Archean greenstone belts in Australia, Canada, and Africa. The three operations include the Sheba, the Fairview and the New Consort gold mines, all of which exploit numerous discrete ore bodies. The three mines are located about 10 km NE of Barberton and are within a 15 km radius of each other. Total annual production at Barberton is 330,000 tonnes with an in situ grade of 10-11 g/t and 9.5 g/t recovered. This translates into an annual gold production of about 100,000 oz.

Title and Ownership

In February 2003, Crew, as part of a consortium consisting of Metorex Ltd. ("Metorex") 54%, MCI Resources Ltd. ("MCI") 26% and Crew 20% entered into a purchase agreement with Avgold Ltd. ("Avgold") of South Africa for the purchase of Barberton The purchase price was ZAR 255 million (approximately CAD 48.5 million/NOK 260.4 million) of which ZAR 150 million was bank financed. Crew participated with ZAR 30 million, financed by the sale of 10 million shares in Metorex to a South African operation at ZAR 3.00 per share.

The Barberton investment has an equity shareholder payback period of below 3 years without interest and 4 years with interest. At higher gold prices, the project return on investment improves materially. Based on a gold price of USD 335/oz, the net present value of the project at a 10% discount rate was estimated at ZAR 469 million before financing and ZAR 322 million including financing. Based on historical production, cash costs and gold price at the time of signing the agreement, the expected pay back period for shareholder loans is less than three years. Barberton has implemented a ZAR/USD hedge for 70% of the production three years forward securing the margins to meet the repayment schedule.

Mineral Resource and Reserve Estimates

The measured and indicated gold resources at Barberton consist of 1.01 million oz, and the inferred gold resources consist of 453,000 oz. The current mine plan is based on the extraction of 1.07 million oz over ten years from 2004.

The various mines at Barberton have been in operation for up to 100 years. At intervals over this period the remaining life of each of the mines has often been forecast as only 6 to 10 years while as reported by Avgold, new ore bodies, resources and reserves have constantly been discovered.

Geology and Operation

The gold deposits are hosted in altered supracrustal rocks including basic greenstones, turbiditic greywackes and shales as well as epiclastic sandstones. The deposits are associated with brittle tectonics in shear structures hosted in folded and slightly metamorphosed rocks of all the above rock types. Strike and dip of the orebodies are highly variable and often of a discontinuous and erratic nature. Continuous structures rarely measure over 100 m.

Most gold occurs in small fissures within the fractured and sheared host rocks. As the gold-bearing structures are discontinuous, individual ore bodies therefore generally require site-specific mining. This type of mining scenario is typical for many greenstone-hosted gold deposits; however, they are particularly labour intensive and leave few options for mechanized, cost effective mining due to the local nature of the individual occurrences. Moreover the erratic nature of the orebodies prevents effective evaluation of the grade and resource potential outside the developed areas.

The gold ore is predominantly re-

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                                                                              19


fractory, and therefore only a small portion of the contained gold (3-5%) is free milling and available for low-cost gravity processing. The bulk of the gold is refractory and built into the arsenopyrite crystal lattice. This gold can only be retrieved through artificial oxidation of the concentrate, through froth flotation.

The oxidation at Barberton was previously based on roasting. Although biologic oxidation is employed today as it is more environmentally sound than roasting, biological oxidation adds extra stages to the processing and produces a fair amount of residual arsenic compounds. After oxidation, the gold is retrieved from the concentrate by carbon-in-pulp extraction and elution before smelting.

It is the view of both Crew and Barberton management that the operation holds significant potential for expanding the resource base, and this potential will be pursued.

                        Hwini-Butre Gold Project, Ghana

Property Description and Location

The Hwini-Butre gold concession (the "HB Gold Concession") is a new gold discovery in southwestern Ghana. The 45.4 km2 concession is located along the eastern contact of the prolific Ashanti Gold belt, less than 30 km from Takoradi, a major port city in Ghana. Access to the HB Gold Concession is via a 15 km fair quality gravel road located along the entire length of the property and is maintained by the operators of a palm oil plantation located further north.

Ownership

Hwini-Butre Minerals Ltd. ("HBM") is a 100% owned Ghanaian subsidiary of Crew, and holds 51% of the HB Gold Concession while the operator, St. Jude Resources Ltd ("St Jude"), owns 49% of the HB Gold Concession; the Government of Ghana, as required by law, retains a carried interest of 10%.

St. Jude Resources Ltd. has been the operator of the license since 1995. The current title was renewed on September 3, 2002 for a period of 6 months without any shedding of the area, to allow St. Jude. to complete its exploration and feasibility study.

There has been a productive dialog between Crew and partner St. Jude Resources over the last year to increase activity at HBM. It is the view of both companies that this project has considerable potential and that this potential must be investigated more aggressively.

Mineral Resources Estimates

According to the independent geological report prepared by Watts, Griffis and McOuat Limited, of Toronto, Ontario ("WGM"), in February 2002, the HB Gold Concession contains 4,251,100 tonnes at 4.1 g/t of indicated mineral resources and 1,718,400 tonnes at 3.0 g/t inferred resources based on 200 drill holes totalling 16,879 m. In addition, the property hosts an inferred eluvial surface deposit of 5.6 million tonnes at 1.1 g/t. Thus, total indicated resources amount to 562,000 oz gold while the inferred resources hold 374,000 oz gold. In July 2002, Strathcona reviewed the independent report prepared by WGM and concluded that the project has a clear economic potential for an open-pit, heap-leach mining operation.

Geology and Work Completed

The HBM Gold Concession forms part of the eastern Ashanti Gold Belt in Ghana with a structural setting of the gold mineralization predominantly trending North-South and transected by younger North-East, South-West faults. Disseminated gold occurs in quartz veins and in wide alteration zones in the adjacent country-rocks and form part of the Mpohor Intrusive

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Complex that constitutes a prominent feature in the southern part of concession.

Completed drilling to date totals 24,308 m from 300 holes with a nominal spacing of 25m and about 20% being drilled by reverse circulation and 80% core drilling. The drilling covers three main mineralized zones named the Adoikrom, the Father Brown, and the Dabokrom targets.

Adoikrom is the most developed target on the HB Gold Concession. The gold mineralization is hosted by a highly altered and silicified shear zone with ore grade mineralization of 4-10 g/t near the surface. 64 holes (6,312m) have been drilled in this target. Drill intersections at 25-50m intervals show consistent thick mineralization in all holes. So far, a 325m long and 165m deep gold vein has been confirmed. The deposit has expansion potential towards the north and south and towards depth.

In total, 94 holes (6,502m) have been drilled in the Father Brown zone and all intercepts contain economic mineralization. The spacing between the intercepts varies between 10 and 25m. To date a 200m-long gold vein has been confirmed to a depth of about 150m. The deposit has expansion potential at both ends and towards depth.

The Dabokrom Zone constitutes a very substantial geochemical surface anomaly that measures 800 x 1,200 m. A total of 99 drill holes (9,343m) have been completed in this anomaly and the drilling confirms the presence of several gently dipping mineralized gold zones extending from the surface. In addition, extensive trenching and pitting has been carried out on the Dabokrom Zone.

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Other Assets

Seqi Olivine Deposit, West Greenland

Property Desccription and Location

In April 2003, Crew acquired 100% of the mineral rights to the seqi olivine deposit ("Seqi Olivine Deposit") a 14 sq. km property located 90 km North of Greenland's capital city of Nuuk. Furthermore, the deposit is located only 600 m from tidewater in a protected fjord that provides year-round access for bulk carriers. The location and relatively simple nature of the operation allows for a short lead-time to production. Initial assessments indicate that a production rate between 1-2 million tonnes per year is viable.

The deposit has commercial potential as it consists of a homogenous olivine occurrence made up of 97% olivine with high purity and favourable chemical composition. The olivine occurrence is fully exposed and has been subject to limited drilling and surface sampling.

Olivine is an anhydrous magnesium-iron silicate, which is used extensively in iron-pellet production and with beneficial properties such as a high melting point, high density, heat capacity and hardness making olivine products suitable for a number of industrial applications.

Mineral Resource and Reserve Estimates

Open pitable, inferred resources, derived from drillings to about 50 m depth, are estimated at 46 million tonnes. Gravimetric studies have indicated a mineral resource potential in excess of 100 million tonnes. Results of the recent drilling program are expected to more accurately define the mineable reserves.

Title and Permitting

Crew was granted an exclusive exploration permit for the Seqi Olivine Deposit by the BMP. The fees have been paid and the title formally signed by the chairman of the Greenland Home Rule Assembly on April 24, 2003. The permit allows Crew to conduct drilling and driving in the terrain of the licence starting on August 11, 2003.

Partnership Agreement

In July 2003, Crew entered into an agreement with Minelco AB ("Minelco"), a subsidiary of leading iron ore producer LKAB of Sweden, to develop a bankable feasibility study ("Bankable Feasibility Study") for the Seqi Olivine Project. Crew will be responsible for the management of further drilling and for the Bankable Feasibility Study, whereas Minelco will cover all costs. Furthermore, as a part of the agreement Minelco has (subject to the completion of a the Bankable Feasibility Study) an option to buy 51% of the Seqi project by carrying all capital expenditures related to the development of a mining operation as defined by the Bankable Feasibility Study. The Seqi Olivine Project will be organized in a separate Greenlandic company owned 51% by Minelco and 49% by Crew and with Crew as the preferred operator.

Work conducted

Shortly after execution of the aforesaid agreement, Crew Development Greenland A/S commenced site operations, and deployed drilling equipment and personnel. In total, 10 people were transported to the site in August 2003 and drilling started immediately. The 22 hole program has now been completed giving a total length of 2230m. The drilling program started in the westernmost half of the deposit and which was drilled with the company's tracked GM200 drill, while drilling in the Eastern half of the deposit was undertaken by Midwest Drilling using helicopter support. The generally steeper terrain in the eastern part of the deposit necessitated use of the helicopter-supported drill.

The drill holes were angled about 65 DEG. and are on average 100 m in length, the longest being approximately 130 m. Each hole is marked and the casing is left in the hole to allow extension, if needed. The drilling program posi-

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tioned the holes in a grid with a nominal distance of 80 -100 m. The resource evaluation will commence as soon as the results of sample analyses are available. The current drilling program is expected to allow a detailed evaluation of the resources and design of the open pit.

Preliminary results, based on visual inspection of the drill cores, suggest that the Seqi Olivine Deposit is remarkably homogeneous throughout and the cores show very limited alteration. All holes have ended in homogenous ore, open towards depth.

The drilling and support personnel were housed on a boat that served as living quarters and had facilities for catering and other support. Transport to the coast is by dinghy. A small camp has been established to service the site and store drill cores and samples.

A detailed topographic survey of the deposit has been completed and a new topographic map with 1-m contours is being prepared. The surveying includes the position of all drill sites and an extension of the survey will cover the industrial area, camp and loading facilities. The survey grid has been tied to the national grid and the coordinates are given by the Universal Transvers Mercator (UTM) Cordinate System using a WGS 84, Zone 23 datum. The on-site geologist is completing a detailed geological map that will form the basis for resource calculation and pit design.

Crew has also commenced marine investigations with regard to the permitting of taking large commercial ships into the Fiskefjord area. The Danish Navy surveyed the fjord system in detail in 1970's but the results were never published. This mapping has now been retrieved and further studies, including a program for navigation markings, are being prepared as well as applications for getting official charts published for the route.

The previous studies indicated that the fjord system may allow navigation of even fairly large ships (up to 100.000 DWT). The fjord, however, has very strong currents, and navigation has to be negotiated with the tide. The route in and out is remarkably straight and only in one place requires a 6oDEG. turn that can be smoothened through an alternative route around a small island. Because of strong tide currents the fjord does not freeze over in wintertime and only the innermost portion, near the deposit, may have some ice during winter. Using ice-class vessels for the shipment of olivine from site, and accompanied by a tug/icebreaker, will accommodate this icing problem.

                                     [PHOTO]

                             Olivine sands at Seqi

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                                                                              23


Pamplona Sulphur Deposit, Philippines

Property Description and Location

The Pamplona sulphur deposit (the "Pamplona Sulphur Depositis") located on the Filipino island of Negros, less than 5 km from a deep-sea port site and consists of a mixed sulphursulfide ore with both native sulphur and pyrite/marcasite. Access to the deposit is by a 12 km partially rehabilitated forest road from Amlan on the Southeast coast of Negros Island. The nearest domestic airport is in Dumaguete, approximately 40 km from the project site.

Title and Ownership

The Philippine authorities, through the Department of Environment and Natural Resources, issued to Altai Philipphines Mining Corporation ("Altai") on the July 4, 2003 an exploration permit for the Pamplona Sulphur Deposit. The exploration permit is effective for a period of two years and is renewable for another two consecutive to-year terms, subject to the approval of submitted work plans and certain conditions.

Title to the deposit was granted to Altai to avoid any delay in the approval of the exploration permit. Altai, has assigned all rights to the Pamplona sulphur property to Crew Minerals Philippines Inc ("Crew Philippines") a wholly owned subsidiary of Crew, through an option agreement dated September 1998 and an amendment to the option agreement dated November 21 2002, the latter concerning a reduction of the anniversary fees and buy-out terms.

The exploration permit covers an area of 39 km2 and is composed of two exploration permit areas named EP00007-VII and EXPA00068-VII. Crew acquired the Pamplona Sulphur Deposit in 1999 as a stand-alone project although it has the potential to enhance the economics of the currently dormant Mindoro nickel project. The formal assignment of the exploration permit to Crew Philippines is in preparation following the approval of the exploration permits.

Partnership agreement

Crew is currently in discussions with a potential Filipino partner Philippine Phosphate Fertilizer Company ("Philippine Phosphate") for the development of the Pamplona Sulphur Deposit as a stand-alone mining operation. Although sulphur is produced in vast amounts by gas and oil refineries, the transportation costs amount to a significant proportion of all related expenditures. There is currently no sulphur domestically available in the Philippines and the Pamplona Sulphur Deposit may offer Crew an advantage over its nondomestic competitors. The general agreement with Philippine Phosphate regarding production relationships is yet to be completed.

In the meantime, Philippine Phosphate has agreed to fund all expenditures regarding the bulk sampling and preparations relating to the development of the Pamplona Sulphur Deposit, including road rehabilitation, equipment rental and transport costs. Crew has agreed to pay for costs in relation to the permitting process which is now complete.

Mineral Resource and Reserve

The Pamplona Sulphur Deposit comprises 60 million tonnes of openpitable measured mineral resources, within a total mineral resource of 84 million tonnes with an average composition of 13.8% elemental sulphur and 17.0% sulphur as sulphide. Benguet Mining Corp. and Freeport-McMoran Copper & Gold Inc., the former concession holders, classified the deposit as a proven mineral reserve, but Crew has not completed an economic study on the deposit, and, therefore, has re-classified the resource as a measured and indicated mineral resource according to the JORC code. The resource evaluation was carried out on the basis of 178 diamond-core drill holes placed in a 60-meter grid pattern.

Work completed

Under the exploration permit Crew Philippines has been granted a permit for bulk sampling of 2000 tonnes or

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ore that is allocated for industrial testing. Crew Philippines has previously conducted positive resource verification drilling.

During 2003, Crew Philippines fullfilled certain outstanding issues and other requirements relating to the issuance of the exploration permit and conducted detailed planning of the field activities required for the extraction of the 2000-tonne bulk sample for testing at Philippine Phosphate's sulfuric acid plant in Leyte.

Work related to design of the open trench for sampling including the scheduling, planning of diversion of natural drainage and preparation of settling ponds for excess water that will accumulate in the pit. These settling ponds have to be neutralized with lime to avoid acid water from the pit to drain into the natural streams that feed irrigation systems further downstream.

The detailed work also comprised dimensioning of equipment and tools required as well as the repair and upgrade of the access road between the sample site and the shipping site some approximately 18 km away.

The company has received approval from all involved local municipalities and barangays along the route and also from the regional offices of Negros. A number of public meetings have been held to inform the public and invite to participation in environmental monitoring programs. The result of this work is full cooperation from local communities and support of the project.

The actual bulk sampling campaign has been postponed to avoid the peak monsoon period as it poses a risk for severe flooding of the pit and possible unwanted downstream contamination.

The purpose of the above test work is to examine the commercial and technical viability of the Pamplona Sulphur Deposit as a domestic supplier of sulphur to a major industrial partner. Subject to the results of the plant testing, the parties will start planning for regular production. The potential production volume is considered to be in the range of 2-4 million tonnes of ore per year, thus allowing Pamplona to operate as a profitable stand-alone mining operation. Average grade is 30% S and cut off is 18% S combined as native sulphur and sulphide.

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                                                                              25


Resource Definitions

"Mineral Resource" means a concentration or occurrence of material of intrinsic economic interest in or on the Earthis crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimatedor interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

"Inferred Mineral Resource" means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertainquality and reliability. "Indicated Mineral Resource" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

"Measured Mineral Resource" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

"Mineral Reserve" means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proven Ore Reserves.

"Probable Reserve" means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

"Proven Reserve" means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. The above definitions of resources and reserves are according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC Code"). Resources and reserves reported in this document according to the South African Code for Reporting of Mineral Resources and Mineral Reserves ("SAMREC Code") are not materially different, and are retained in their original format.

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Senior Management & Directors

Jan A. Vestrum, President and Chief Executive Officer Jan A. Vestrum holds a M.Sc. (1984) in engineering from The Norwegian Institute of Technology, Mining Department. He has extensive experience as a senior executive in the resource and technology industries and corporate finance from companies such as Schlumberger, Baker Hughes, Merrill Lynch and Christiania Bank (Nordea Bank from
2001). He comes from the position of Chairman and CEO of Concept SA France.

Jon Steen Petersen, Vice President, Exploration Jon Petersen was the VP of Exploration at Mindex ASA. He has an M.Sc. in Geology from the University of Aarhus, Denmark (1973), and 25 years of experience in mineral resources as Associate Professor of Geology at the University of Aarhus. He has also been an active consultant to the mining industry. Mr. Petersen is a fellow of the Society of Economic Geologists and the Society of Exploration Geochemists.

Brian Clive Spratley, Vice President, Project Development Brian Spratley has been consultant for North Atlantic Natural Resources AB (NAN) assisting with the opening of the Storliden Mine in Swededn since 1998. He has an B Sc (Hons) in Mining Engineering from the University of Wales, Cardiff (1972), and 30 years of experience in the mining industry. Prior to working with NAN, Mr Spratley worked with the Lundin group acquiring and conducting the feasibility studies on the Tenke Fungurume copper cobalt deposits in the Democratic Republic of the Congo. Mr. Spratley is a European Engineer, Chartered Engineer, a Member of the Institute of Materials, Minerals and Mining.

Andrew Stocks, Vice President, Operations Andrew Stocks holds a B.Eng. from The University of Wollongong, Australia and a Graduate Diploma in Business form Curtin University of Technology, Australia. He has fifteen years of surface and underground experience in the minerals sector and comes from the position of Resident Manager with Barrick Gold Corporation. Mr. Stocks is a fellow of the Australian Institute of Mining and Metallurgy.

Frederic Puistienne, Chief Financial Officer Frederic Puistienne (MBA) was the CFO of Concept SA from December 2001 to March 2003 and of Econocom from March 1999 to December 2001; Business Controller of Cegetel - Vivendi group from 1996 to March 1999; Audit manager in Ernst & Young from 1989 to 1996. Harvard Business School graduate 1993.

Board of Directors

Hans Christian Qvist, Executive Chairman Hans Christian Qvist is a management consultant in Oslo, Norway. Mr. Qvist has 10 years experience as chief executive officer with a number of IT companies, including SPCS - Group, IBM Global Services and Tandberg Data and 10 years experience with companies in oil exploration, production and trading, including Shell International and Saga Petroleum.

Jan A. Vestrum, Director, President and CEO

Cameron Belsher, Director

Cameron Belsher is a partner with the law firm Farris, Vaughan, Wills & Murphy which is located in Vancouver, British Columbia. Mr. Belsher has extensive experience in corporate finance and merger and acquisition related matters in the mining, technology and telecommunications industries.

Kai Thogersen, Director

Kai Thogersen is a partner with the law firm Thommessen Krefting Greve Lund, which is located in Oslo, Norway. Mr. Thogersen has considerable experience working with European companies involved in mergers, acquisitions and corporate finance related matters.

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                                                                              27


Management's Discussion and Analysis for the year ended June 30, 2003

The most significant events of fiscal year 2003 were:

o    Organizational Restructuring

o    C$8.8 million spent on developing Nalunaq

o    Investment in Metorex Limited reduced from 41% to 5%

o    Acquisition of 20% interest in Barberton Mines Limited

o    Mineral rights to Olivine project acquired (commencement of BFS-July 2003)

o    Impairment of Geothermal asset (subsequent sale of NPGP, September 3, 2003)

o    Impairment of investments in Asia Pacific Resources Ltd.

o    The issue of Convertible Bonds for 120 MNOK (8 September 2003)

Organizational Restructuring

In order to centralize the Company's executive management, key operational and administrative functions in one location, the Company relocated its head office from Vancouver to London, and reduced the functions of the Norway office to a corporate Investor Relations presence during the year ended June 30, 2003. In addition to placing the management closer to the main activities of the company, management believes it will have presence in an environment where the Company is better able to attract human resources with relevant industry and operational knowledge and experience. In addition a presence close to London gives the group access to an affluent mining financing and investing community.

Nalunaq Development

During the year the group continued the development of Nalunaq Gold Mine and commenced the final preparations towards the commencement of production. The Nalunaq Gold Deposit is located in Kirkespirdalen valley in Southern Greenland and is the first new mine in Greenland for over 20 years and the country's first gold mine.

On 4 December 2002, Nalunaq Gold Mine was formally incorporated in Greenland, as Nalunaq Gold Mine A/S. Nalunaq Gold Mine A/S is owned 82.5% by Crew and 17.5% by its Greenlandic partner, Nunaminerals A/S. The largest shareholder of Nunaminerals is the Government of Greenland.

On 7 April 2003, the Company announced that the Governments of Greenland and Denmark had granted a 30-year exploration license to Nalunaq Gold Mine A/S.

The key civil engineering contracts for the project were approved by the Board of Nalunaq Gold Mine A/S in July 2003. These initiated the construction of the required infrastructure for the mining and shipping of the ore. The largest single contract, awarded to a Greenlandic contractor was for the delivery of a turnkey camp complex for 60 people. This covers all mobilization, construction and earthworks, including water supply and wastewater treatment as well as the installation of power facilities. It also covered the upgrade and extension of the access roads and the preparation of a new stockpile pad at the shipping site.

A contract was also awarded to construct and prepare the anchor systems for the barge and bulk carrier and to mobilize and install the 300-foot barge to be used as support for the ship loader facility. The group acquired this barge in July 2003, subsequent to the year-end.

The Company anticipates the commencement of production in fourth quarter of calendar 2003. The initial revenues earned from the project will be the processing of the existing stockpile at the mine followed by the processing of ore from new drillings. The Company has revised the mine-plan for Nalunaq to allow a higher rate of ore production and thus improved economies from the mine. The new plan allows for full-scale mining of 450 tonnes per day compared with 350 tonnes outlined in the feasibility study.

On September 9, 2003, the Company announced that it had signed a memorandum of understanding with Rio Narcea of Spain regarding the processing or ore from the mine. Rio Narcea can accommodate the mining rate now anticipated from the mine as well as an earlier start to gold production. It is planned to process the Nalunaq ore in four annual batches of 35,000 to 40,000 tonnes each.

The cost of processing with Rio Narcea is comparable with the projected costs of other facilities, but Rio Narcea has been chosen because this option gives greater capacity and flexibility. Rio Narcea has one of Europe's most modern ore processing plants with a capacity for 2,000 tonnes per day using a combination of gravity and carbon-in-pulp processing. The average head grade for the first 18 months is estimated to be approximately 0.9 ounces per tonne. Based on the revised production plan the initial production from Nalunaq is expected to exceed 130,000 ounces in the first twelve months of operations which is considerably in excess

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of the 2002 feasibility study. As a part of the new mine plan a more expansive exploration programme will be carried out. The objective of this is to establish a positive resource replacement rate.

During the year the Management of the Company continued its strategic focus on developing and operating gold and precious metals assets directly owned by the Company, giving first priority to Nalunaq. Management anticipates that the Company will commence gold production at Nalunaq by fourth quarter in calendar 2003 and accordingly has revised the mine plan to maximize profitability and longevity from the investment. To facilitate the development of this and other key projects the Company placed a NOK 120 million convertible bond on September 8th.

As a condition for obtaining the exploitation license for Nalunaq Gold Mine A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003 (see note 13 to the audited financial statements). During the year ended June 30, 2003, Nalunaq Gold Mine provided a security deposit of $877,338 (DKK 4.2 million) to the Government of Greenland to cover future estimated mine closure costs and a three-year monitoring program. The amount of the deposit was based on an estimate of closure costs prepared by Greenland's Bureau of Minerals and Petroleum ("BMP") as set out in a detailed closure plan provided by the BMP. The terms set out in the closure plan are not exhaustive and BMP reserve the right to set out additional terms in the event of future exploration activities within these areas of the exploitation license.

Investment in Metorex Limited reduced from 41% to 5%

In April 2002, the Company's interest in Metorex was reduced from 53% to 46%, as a result of a private placement by Metorex with other shareholders; this transaction resulted in the company incurring a loss on dilution of its investment of $1,133,928. Concurrent to the private placement the Company disposed of 6.5 million shares of Metorex for cash proceeds of $2,969,040 resulting in a loss on disposal of $1,071,479. As a result of the dilution of the Company's interest and resulting loss of control, the Company ceased to consolidate the investment effective April 30, 2002 and commenced recording the investment in Metorex Limited using the equity method, effective May 1, 2002. At June 30, 2002, the Company recorded a provision for impairment of $7,381,185 related to the permanent decline in value of its investment in Metorex as a result of the prolonged period in which the carrying value of the Company's investment exceeded the fair value of Metorex's shares.

In three separate transactions on October 22, 2002, June 15, 2003 and June 20, 2003, the Company sold a total of 48,208,412 shares of Metorex for cash proceeds of $ 21,333,405, resulting in a total loss on disposal of $4,140,463 and a reduction in the Company's interest in Metorex from 21% to 5.34%. As at June 30, 2003, the investment in Metorex was held as a short-term investment. At June 30, 2003, the market value of the investment in Metorex Limited was $1,143,555 less than the carrying value, accordingly, the Company has provided for this decline in value.

Investment in Barberton Mines Limited

Effective June 15, 2003, the Company acquired a 20% interest in the ETC Division of Avgold Limited (now renamed "Barberton Mines Limited") for a total cash injection of $5,133,000 (Rand 30 million). The cash payment was comprised of a shareholder loan of $5,132,996 (Rand 30 million) and a nominal equity investment of $4 (Rand 20). The shareholder loans are unsecured, subordinated in favour of all creditors of Barberton, and bear interest at such rate as determined by Barberton's board of directors, but shall not exceed prime. The loans are repayable once certain conditions of Barberton's term-loan facility agreement with its external financiers have been met. Subject to these condition, Barberton will distribute 66% of its annual profits as repayment of shareholder loans or dividends, subject to it's future cash flow needs.

The acquisition was made by a consortium consisting of Metorex Ltd., 54%, MCI Resources Ltd., 26% and the Company, 20%. The total purchase price paid by the consortium of Rand 255 million was funded by a Rand 105 million term-loan facility and Rand 150 million of shareholder loans. The Company's share of the transaction was funded by the sale of 10 million Metorex shares at ZAR 3.00 per share.

Barberton Mines Limited is a South African based Greenstone gold mining operation, situated in the Magisterial District of Barberton in the Mpulamalanga Province around 370 kilometers from Johannesburg. The operations of the company comprise of three operating mines, Sheba Mine,

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                                                                              29


New Consort Mine and Fairview Mine. Current annual production from the mines is 100,000 ounces of gold.

Based on historical production, cash costs and gold price at the time of signing the agreement, the expected pay back period for shareholder loans is less than three years. Barberton has implemented a ZAR/USD hedge for 70% of the production three year forward securing the margins to meet the repayment schedule. This acquisition was pursued as being in line with the Company's focus on investment in projects with less than three years payback and with at least ten years remaining life.

Hwini-Butre Gold Project, Ghana

The Hwini-Butre gold concession (the "HB Gold concession") is a new gold discovery in southwestern Ghana. The 45.4 km2 concession is located along the eastern contact of the prolific Ashanti Gold belt, less than 30km from Takoradi, a major port city in Ghana. Access to the HB Gold Concession is via a 15 km fair quality gravel road located along the entire length of the property and is maintained by the operators of palm oil plantation located further north.

Hwini-Butre Minerals Ltd. ("HMB"), is a 100% owned Ghanaian subsidiary of Crew Development Corporation, which owns 51% of the HB Gold Concession while the operator, St. Jude Resources Ltd ("St Jude") (TSX Venture Exchange: SJD), owns 49% of the HB Gold Concession; the Government of Ghana retains the right to a carried interest of 10%. St. Jude Resources Ltd., has been the operator of the license since 1995. The current title was renewed on September 3, 2003, for a period of 6 months without any shedding of the area, to allow St. Jude Resources Ltd. to complete its exploration and feasibility study. There has been a productive dialog between Crew and partner St. Jude Resources over the last year to increase activity at Hwini-Butre.

Seqi Olivine Project

1 April 2003 the Company acquired 100% of the mineral rights to the Seqi Oliviine project and was granted an exclusive Exploration Permit for the project by the Bureau of Mines and Petroleum of the Greenland Home rule Government. The property measures fourteen square kilometers and in located in Southern Greenland 90 kilometers north of Greenland's capital city, Nuuk.

On July 7th. 2003 the Company entered into an agreement with Minelco AB, a subsidiary of iron ore producer LKAB of Sweden, to develop a Bankable Feasibility Study ("BFS") for the Olivine project. The Company will be responsible for the management of further drilling and for the preparation of the BFS, whereas Minelco will cover all related costs. If the BFS is successfully completed, Minelco will have an option to acquire 51% of the Sequinner project for nominal consideration. Minelco would then be responsible for funding all capital expenditures related to the development of a mining operation as defined by the BFS. The project will then be restructured in a separate Greenlandic Company owned 51% by Minelco and 49% by the Company, where the Company will be the preferred operator.

Olivine is an anhydrous magnesium-iron silicate, which is used extensively in the iron-pellet production and with beneficial properties such as high melting point, high density, heat capacity and hardness making olivine products suitable for a number of industrial applications. The high grade and favorable textural and chemical properties contribute to the commercial potential of the project. The deposit is located only 600 meters from the tidewater in a protected fjord, which provides year round access. The location and relatively simple nature of the operation allows for a short lead-time to production. Initial assessments indicate that a production rate between one and two million tonnes a year is viable.

On August 11, 2003 the Company received the permit to commence drilling. The drilling on site commenced on August 16, 2003 and finished by October 10, 2003, with 23 holes drilled. The cores are presently under-going laboratory analyzes.

Geothermal Project

Effective November 22, 2001, North Pacific Geopower Corp., "NPGP" acquired all of the issued and outstanding common shares of Meager Creek Development Corporation ("MCDC") from the Company in exchange for 97,378,558 common shares (or 82%) of NPGP's common shares. MCDC held a licence of occupation granted by the British Columbia Ministry of Lands and Parks, giving surface tenure to property at a geothermal site, and a geothermal lease granted by the British Columbia Ministry of Energy, Mines and Petroleum Resources relating to the geothermal site.

During the year ended June 30, 2003, the Company granted 800,000 of its

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shares in NPGP to the former Chairman, as part of a settlement agreement. Due to the difficulties faced by NPGP in raising necessary financing for the geothermal project, the Company wrote down its investment in the geothermal project $1, resulting in a provision for impairment of $2,897,355 during the year ended June 30, 2003.

On September 30, 2003 the Company sold 86.1% shareholding in NPGP to Kenneth McLeod, a former director and officer of NPGP. In consideration for the sale of this subsidiary, the Company received cash consideration of $232,312 and will forgive an intercompany debt of $562,091, which was repayable by NPGP to the Company. The company has also agreed to defer the repayment of an additional intercompany loan of $833,078 which will now be payable to the Company on December 31, 2011. The NPGP outstanding debt of $569,254 will be assumed by the purchaser. This transaction will result in an accounting gain of approximately $1.3 million for the Company to be recorded in the year ended June 30, 2004.

Asia Pacific Resources

During the year ended June 30, 2002, Asia Pacific completed a financial restructuring which included the conversion of all of its outstanding debentures into common shares and the issuance of additional common shares through private placements. As part of this restructuring, due to commitments entered into on October 8, 2001, by the company's former management, the Company invested an additional $5 million into Asia Pacific. Due to the dilution of its interest as a result of the debenture conversion during 2002 and the prolonged period in which there had been a substantial decline in value of Asia Pacific shares, the Company determined that an indication of impairment had occurred and recorded a provision for loss in value of the investment of $19,593,056 during the year ended June 30, 2002.

At June 30, 2003, the Company holds approximately 6.22% (2002 - 7%) of Asia Pacific Resources Ltd. ("APR") with a carrying value of $1,730,760 (2002 - $4,950,000). During the year ended June 30, 2003, management determined that this investment would not be held as a long-term investment and accordingly the investment has been reclassified as a short-term investment. At June 30, 2003, the market value of the investment in APR was $2,887,350 less than its carrying value and accordingly, the Company has recorded a provision for this decline in value. During the year ended June 30, 2003, the Company disposed of 4,154,000 shares for cash proceeds of $303,777, resulting in a loss on disposal of $28,133.

Mindoro Nickel Project

In July 2001 the Mineral Production Agreement ("MPSA") regarding a major portion of the Mindoro Nickel project was unexpectedly cancelled by the new administration without due process. The Company appealed the cancellation to the Office of the President and has suspended work on the project, but the Company is convinced that there is no basis for the cancellation of the MPSA, and has taken steps to re-establish the tenure. No further development work will be completed until the MPSA has been reinstated.

The Company has received information that the Appeal has now been reviewed, and that the President's office will issue a response in the nearest future. It is expected that the company will receive a positive response to its request of having the MPSA title reinstated in order to allow the company to complete its technical and environmental studies and investigations on the social acceptability for the project in Mindoro Island.

The Company has been approached by potential industrial partners to bring this project forward given a reinstatement of the MPSA. This project is under the new strategy non-core to the Company, and a joint venture with an industrial partner is a requirement in bringing the project forward.

Pamplona Sulfur project

The Pamplona sulphur project was historically only seen as a cost effective way of supplying sulphuric acid to the Mindoro Nickel project. In addition, the Philippines import substantial volumes of sulphur and sulphuric acid to the nickel production and fertilizer production industries. While the Mindoro project was suspended the Company conducted some investigations into whether the Pamplona sulfur deposit could be brought into production as a stand-alone project and in July 2003 the company received notice that its application for a USD $500,000 exploration program including the extraction of a 2000-tonne bulk sample from the deposit at Negros Island in the Philippines had been approved by the Department of Environment and Natural Resources (DENR). Necessary upgrade of the

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                                                                              31


road and harbor facilities has now started and the excavation and sampling is scheduled to take place during September-October 2003.

The purpose of the bulk sampling is to examine the commercial and technical viability of the Pamplona deposit as a supplier of sulphur to a major agricultural fertilizer company in the region. Subject to a positive outcome of the industrial testing, the parties will start immediate planning for regular production. The partner will carry all costs in connection with the bulk sampling and test production.

The Pamplona project has an indicated resource of 40 million tonnes of ore that may be accessed by open pit mining, and a further 80 million tonnes of inferred resource. The average sulphur content of the Pamplona ore is 30% S and cut-off is 18% S combined as native sulphur and sulphide. The potential production volume is considered to be in the range of 2-4 million tonnes of ore per year, starting at around 1 million tonne per year.

A stand-alone sulphur operation at Pamplona will not compromise the potential future supply of sulphur to the Mindoro nickel project.

Convertible Bond Issue

On September 8th. 2003, the Company closed a NOK 120 million (CAD $22.1 million), three-year senior unsecured convertible bond with three major international institutions based in London. The bonds bear a 9% coupon, payable semi-annually in arrears, and the principal portion of the bond is convertible, at the option of the holder, into common shares of the Company at a conversion price of NOK 3.60 ($0.67) per share. The maximum number of shares that may be issued upon conversion of the bond is 33.3 million shares. The principal portion is fully repayable on September 8, 2006. An application for the listing of the bond including the prospectus will be submitted to the Oslo Stock Exchange. The Company made a strategic choice to aim this bond issue towards the professional investment community in the UK to expand the shareholder base internationally and interpret the reception of the bond to be an endorsement of the quality of the company's assets, its strategy and our ability to realize on these assets.

Results of Operations

For the year ended June 30, 2003, the Company incurred a net loss of $18.9 million ($0.14 per share), compared with a net loss of $40.7 million ($0.31 per share) for the year ended June 30, 2002.

During the year ended June 30, 2003, the Company held an equity interest in its investment in Metorex and therefore no longer consolidates the results of operations in Metorex, as compared with June 30, 2002, where mineral sales, cost of sales and amortization arise from the consolidation of the results of operations of Metorex for the 10 months ended April 30, 2002.

Administrative, office and general expenses for the year ended June 30, 2003, amounted to $5,268,364 compared with $ 7,818,225 (excluding Metorex) for the year ended June 30, 2002. During the year ended June 30, 2002, the company incurred substantial non-recurring expenses related to changes to the board of directors and senior management. Administrative, office and general expenses for 2002 included $1.6 million of non-recurring contract termination payment to former officers and directors of the Company, and non-recurring engagement fees payable to he Company's new management.

Professional fees for the year ended June 30, 2003 amounted to $1,723,320 compared to $1,857,503 for the year ended June 30, 2002. Included in the professional fees are costs of $600,243 for the year ended June 30, 2003, relating to corporate reorganization, bank financing for the Nalunaq Gold project in Greenland and formation of the new company for the Gold project. Included in the professional fees are costs of $810,000 for the year ended June 30, 2002, related to the proxy consent and related litigation for control of the board of directors.

Interest expense for the year ended June 30, 2003 amounted to $266,626 compared to $ 1,530,963 for the year ended June 30, 2002 (of which $1,530,785 arises on consolidation of Metorex). The increase in interest expense during current fiscal year arises on interest due to the minority shareholders of the gold project, Naluanq gold Mine AS and interest due on the promissory notes to related parties.

Effective June 15, 2003, the Company acquired a 20% interest in the ETC Division of Avgold Limited (now renamed "Barberton Mines Limited") for a total cash injection of $5.13 million. The Company's 20% equity earnings for the 15 days from acquisition amounted to $91,046 (2002 - Nil). The equity earnings for the year

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Investment in Metorex:

Investment in Metorex                              Year ended      Year ended
(all figures expressed in Canadian dollars)      June 30, 2003   June 30, 2002
----------------------------------------------   -------------   -------------
Equity earnings from investment                   $ 1,051,967     $ 1,549,819
   Dilution loss                                           --      (1,133,928)
   Losses on disposals of interest                 (4,140,463)     (1,071,479)
   Provision for impairment of investment          (1,143,555)     (7,381,185)
------------------------------------------------------------------------------
   Loss on investment in Metorex before
      exchange loss realized on disposals          (4,232,051)     (8,036,773)
   Foreign exchange loss realized on disposals     (1,216,709)       (774,725)
------------------------------------------------------------------------------
Loss on investment in Metorex Limited             $(5,448,760)    $(8,811,498)
------------------------------------------------------------------------------

ended June 30, 2003, represent the Company's proportionate share of Metorex's net earnings from July 1, 2002 to October 22, 2002 at 41%, and from October 22, 2002 to June 15, 2003 at 21%. The equity earnings for the year ended June 30, 2002, represent the Company's proportionate share of Metorex's net earnings from May 1, 2002 to June 30, 2002 at 41%.

In a private placement completed April 24, 2002, Metorex issued 18,100,000 shares to other shareholders for proceeds of $ 8,515,978. This transaction reduced the Company's interest in Metorex from 53% to 46% and resulted in the Company incurring a loss on dilution of its investment of $1,133,928. In three separate transactions during the year ended June 30, 2003, the Company sold a total of 48,208,412 shares of Metorex for cash proceeds of $21,333,405, resulting in total losses on disposal of $4,140,463 and a reduction in the Company's interest in Metorex from 21% to 5.34%. During the year ended June 30, 2002, the Company disposed of 6,500,000 shares of Metorex for cash proceeds of $2,969,040, resulting in a loss on disposal of $1,071,479.

At June 30, 2003, the investment in Metorex was held as short-term investment. At June 30, 2003, the Company recorded a provision for the decline in the value of its investment of $1,143,555. At June 30, 2002, the Company recorded a provision for impairment of $7,381,185 related to the permanent decline in value of its investment in Metorex.

Included in the loss of investment in Metorex are foreign exchange losses of $1,216,709 for the year ended June 30, 2003 and $774,725 for the year ended June 30, 2002, which arises on the reduction for the portion of the translation adjustment realized related to the disposals and dilution of interest in Metorex.

During the year ended June 30, 2002, Metorex's Chibuluma South mining operations were placed on care and maintenance basis due to low copper prices and high operating costs. As a result, the Company recorded a provision for impairment of Metorex's Chibuluma South Mine of $8,450,857.

Exploration and Development Activities

During the year ended June 30, 2003, due to the difficulties faced by NPGP in raising necessary financing for the geothermal project, the Company wrote down its investment in the geothermal project to $1, resulting in a provision for impairment of $2,897,355. During the year ended June 30, 2002, the Company recorded a loss on dilution of geothermal asset of $1,503,055.

Consequent to year and the company sold all its shares in NPGP to Kenneth Mclead, the former President and CEO of NPGP.

During the year ended June 30, 2003, management determined that the investment in Asia Pacific Resources Ltd ("Asia Pacific") would not be held as a long-term investment and accordingly the investment has been reclassified as a short-term investment. At June 30, 2003, the market value of the investment was $2,887,350 million less than its carrying value and accordingly, the Company recorded a provision for decline in value. During the year the Company disposed of 4,154,000 shares for cash proceeds of

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                                                                              33


$303,777, resulting in a loss on disposal of $28,133. During the year ended June 30, 2002, due to the continued weakness in Asia Pacific's stock price the Company determined that this impairment was other than temporary and as a result recognized a provision for loss on this investment in the amount of $19,593,056.

Included in the loss for the year ended June 30, 2002 is a provision for impairment of other mineral property interest relating to the Roros project of $5,009,878. Due to current depressed zinc and copper prices the Company decided to suspend further exploration activities and therefore has written down the value of this project. Also included in the loss for the year ended June 30, 2002, are costs related to Mindoro nickel project. The majority of the costs, relate to technical field costs and were incurred prior to management's decision in September 2001 to withdraw from all field activities related to the project, following the cancellation of the Company's licence to develop a significant portion of this project in July 2001. Effective April 2002, the company has withdrawn all activities and temporarily placed the Mindoro Nickel project on care and maintenance. The feasibility of future operations is dependent on the favourable resolution of the Company's appeal to reinstate the MPSA. The Company has received information that the Appeal has now been reviewed, and that the President's office will issue a response in the near future. No further development work will be completed until the appeal to reinstate the MPSA has been concluded.

During the year ended June 30, 2003, in order to centralize the Company's executive management, key operational and administrative functions in one location, the Company incurred restructuring costs in the amount of $593,127 (2002 - Nil). Included in the restructuring costs are $131,558 relating to severance costs in connection with the closure of the Vancouver offices and $285,135 in lease exit costs relating to remaining committed lease payments net of expected sub-lease revenue.

Included in the loss for the year ended June 30, 2003 is foreign exchange loss of $119,409 compared with a foreign exchange gain of $1,510,820 for the year ended June 30, 2002. The foreign exchange gain in fiscal 2002 is a result of a realized foreign exchange gain on Norwegian Kroners held at the beginning of fiscal 2002. Most of the Company's funds at the end of fiscal 2002 and 2003 were held in Canadian Dollars, thereby reducing the foreign exchange exposure.

Liquidity and Capital Resources

The Company's principal source of liquidity at June 30, 2003, was cash of $6.6 million (2002 - $4.4 million).

During the year the Company used $ 6.5 million in cash from operating activities. The net loss of $18.9 million included a non-cash provision for impairment of investment in Asia Pacific Resources of $2.9 million; a provision for impairment of the geothermal asset of $2.9 million; a loss on investment in Metorex of $5.4 million; and a loss on sale of assets of $190,267. With respect to the changes in working capital, the primary source of cash was due to an increase in accounts payable and accrued liabilities of $916,685, and an increase in Accounts receivable of $254,206, resulting in changes in working capital of $662,479.

During the year the Company issued 3,750,000 warrants to purchase 3,750,000 common shares for cash consideration of $21,430. The Company received $1,554,551 from Metorex Limited for repayment of loans advanced to Chibuluma in fiscal 2002. The Company also received $858,500 in dividend income from Metorex Limited.

During the current fiscal year the Company disposed of 48,208,412 shares of Metorex for cash proceeds of $21,333,405. The proceeds from the sale of Metorex shares were used for working capital, further exploration of existing projects, including financing the Nalunaq gold project and new acquisitions. The company invested $5.133 million in acquiring a 20% interest in Barberton Mines Limited, a South African based Greenstone gold mining operation.

During fiscal 2003, a total of $9.2 million (2002 -$11.18 million) was invested in advancing the Company's exploration and development properties, of which $8.8 million (2002 -$8.5 million) was spent in developing the Nalunaq gold project.

During the year ended June 30, 2003, the Company disposed of 4,154,000 shares of Asia Pacific, for cash proceeds of $303,777, resulting in a loss on disposal of $28,133. The Company's cash position at June 30, 2003 was $6.6 million (2002 - $4.4 million). As at June 30, 2003, Crew had total assets of $68 mil-

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lion (2002 - $82 million) and shareholders' equity of $57 million (2002 - $74 million).

Working capital at June 30, 2003 amounted to $9.9 million, (June 30, 2002 - $4.4 million).

Liquidity risk

The Company's policy on overall liquidity is to ensure that there are sufficient committed funds in place which, when combined with available cash resources, are sufficient to meet the funding requirements for the foreseeable future. At the year end the Company had no committed debt facilities in place.

Subsequent to the year ended the Company raised CAD $21.1 million by placing a three-year senior unsecured convertible bond, as disclosed in Note 18(b) of the audited financial statements. The Company has secured sufficient funding to complete the construction of its main asset, the Nalunaq Gold Mine (NGM") and also to sustain the other operations of the Company until a revenue stream from NGM is fully established in the third quarter of Fiscal 2004 at which point the project will start generating cash flows.

Changes in accounting policy

Effective July 1, 2002 the Company adopted the new recommendation of the CICA with respect to stock-based compensation and other stock-based payments on a prospective basis. The new recommendations require that stock-based payments to non-employees be accounted for using a fair-value based method of accounting. The recommendations encourage, but do not require, the use of a fair-value based method of accounting for stock compensation to employees. The Company has elected to continue to not record stock options issued to employees as compensation expense and to disclose pro forma information on the fair value of stock compensation issued during the period in the notes to the financial statements as disclosed in note 2 (f) of the audited financial statements for the year ended June 30, 2003.

Foreign currency Risk

For the year under review the Company's functional currency was the Canadian dollar. The Company does not, at present, undertake any trading activity in financial instruments. The Company's development projects are based in Greenland, Norway, Ghana and the Philippines. Management of the Group is based in the United Kingdom.

Foreign exchange risk is also managed by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. Accordingly, the Company funds its foreign currency denominated operations on a short-term basis to minimize the level of foreign currency denominated assets held and therefore, mitigates the risk of exposure against the functional currency.

At June 30, 2003 the Company had $6.6 million in cash, primarily Canadian dollar denominated, the functional currency of the Company. The Company had receivables of $638,591 denominated in USD. The Company incurs administrative and general expenses in Canadian and other local currencies, majority of these costs are primarily Canadian dollar denominated. At June 30, 2003, a shift in foreign exchange rates would not have materially impacted our foreign exchange loss because our foreign currency net asset position was immaterial.

Interest rate risk

Interest bearing assets and liabilities are subject to the risk of movements in interest rates. At 30 June 2003, the Company had no interest bearing debt.

At 30 June 2003, the Company held $6.6million of cash on deposit. $6.2million of this balance was held in Canada, $0.2million in UK and the balance of $0.2million in Greenland. These deposits are held in the relevant local currency at floating interest rates. Interest rates are commercial rates, which, are fixed by reference to LIBOR or the applicable inter-bank interest rates for financial assets held in other currencies.

Commodity risk

Nalunaq Gold Mine is scheduled to commence production in the forthcoming year and the Company will receive a revenue stream based on worldwide commodity prices. The Company is currently investigating various options to mitigate the risk of fluctuations in commodity prices on its future trading results. No forward selling of anticipated production took place during the year.

Outlook

Nalunaq and the remaining licenses represent substantial potential as only 1/30th of the estimated overall structure has been explored. It is management's view that the Greenlandic concessions held by the Company and its partner, Nunaminerals, may represent a new gold region. The Company will give high priority to explore its concessions in Greenland. With first priority to commence production at Nalunaq, preparation for the Bankable Feasibility Study for the Olivine project, and further exploration of the area under the Nanortalik Concession. On September 8, 2003, the Company raised NOK 120 million (CAD $21.1 million), by placing a three-year senior unsecured convertible bond with three major international institutions based in London. The bond bears a 9% coupon, payable semi-annually in arrears, and the principal portion of the bond is convertible, at the option of the bond holder, into common shares of the Company at a conversion price of NOK 3.60 (CAD $0.67) per share. The principal portion is fully repayable on September 8, 2006. The Company plans to use the proceeds to develop its mining properties, fund potential acquisition of additional precious metal properties or interests in such properties, and for general corporate purposes. On October 10, 2003, bonds amounting to NOK 4 million were converted, and 1,111,111 shares were issued accordingly.

Forward Looking Statements Certain information and statements in this discussion contain certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward looking statements. Actual outcomes and results may differ materially from those expressed in such forward-looking statements. Furthermore, a forward-looking statement speaks only as of that date on which such statement is made. The company assumes no obligation to update or review them to reflect new events or circumstances.

[LOGO]

--------------------------------------------------------------------------------
Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca                                                           [LOGO]
--------------------------------------------------------------------------------

Auditors' Report

To the Shareholders of
Crew Development Corporation

We have audited the consolidated balance sheets of Crew Development Corporation as at June 30, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


/s/ Deloitte & Touche LLP
---------------------------
Chartered Accountants
Vancouver, British Columbia
September 3, 2003

Consolidated Balance Sheets
As at June 30
(Expreseed in Canadian dollars)

                                                        2003         2002
                                                    -----------   ----------
ASSETS

CURRENT
Cash                                                $   6689956   $  4376481
Accounts receivable                                      359147       198812
Prepaid expenses                                         344260       250389
Due from Metorex Limited                                 638591      2263232
Investment in Metorex Limited (Note 5)                  3716398           --
Investment in Asia Pacific Resources (Note 6)           1730760           --
----------------------------------------------------------------------------
                                                       13479112      7088914

NALUNAQ MINERALPROPERTY INTEREST (Note 3)              45135182     34460247
SECURITY DEPOSIT (Note 3)                                877338           --
INVESTMENT IN AND ADVANCES TO BARBERTON
   MINES LTD. (Note 4)                                  5257843           --
INVESTMENT IN METOREX LIMITED (Note 5)                       --     28809532
INVESTMENT IN ASIAPACIFIC RESOURCES (Note 6)                 --      4950000
OTHER MINERALPROPERTY INTERESTS (Note 7)                3453462      5858894
OTHER                                                    190467       918347
----------------------------------------------------------------------------
                                                    $  68393404   $ 82085934
============================================================================

LIABILITIES

CURRENT
Accounts payable and accrued liabilities            $   2858560   $  2648712
Accrued restructuring costs (Note 8)                     327685           --
Promissory notes due to related parties (Note 15)        379152           --
----------------------------------------------------------------------------
                                                        3565397      2648712
FUTURE INCOME TAXES (Note 9)                            3338484      3338484

NON-CONTROLLING INTEREST                                4007830      2324649
----------------------------------------------------------------------------
                                                       10911711      8311845
----------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital (Note 10)                               160114934    160114934
Share purchase warrants (Note 10 (d) and (e))             21430       275250
Contributed surplus (Note 10 (d))                        275250           --
Deficit                                              (102707955)   (83846598)
Cumulative translation adjustment (Note 11)             (221966)    (2769497)
----------------------------------------------------------------------------
                                                       57481693     73774089
----------------------------------------------------------------------------
                                                    $  68393404   $ 82085934
============================================================================

COMMITMENTS AND CONTINGENCIES (Notes 12 and 13)

ON BEHALF OF THE BOARD:


                 (Signed)                              (Signed)
          Jan Vestrum, Director                 Cam Belsher, Director

See accompanying Notes to the Consolidated Financial Statements.

[LOGO]

Consolidated Statements of Loss and Deficit
For the years ended June 30,
(Expreseed in Canadian dollars)

                                                     2003          2002
                                                 -----------   ------------
MINERAL SALES                                    $        --   $111 730 701
DIRECT COSTS OF MINERAL SALES                             --    (87 425 868)
AMORTIZATION                                              --     (4 108 590)
---------------------------------------------------------------------------
                                                          --     20 196 243
---------------------------------------------------------------------------
EXPENSES
Administration, office and general                   5268364     14 040 785
Interest                                              266626      1 530 963
Professional fees                                    1723320      1 857 503
---------------------------------------------------------------------------
                                                     7258310     17 429 251
---------------------------------------------------------------------------

OTHER INCOME (EXPENSES)
Equity earnings from investment in
   Barberton Mines Ltd. (Note 4)                       91046             --
Loss on investment in Metorex Limited (Note 5)      (5448760)    (8 811 498)
Provision for impairment of
   Chibuluma South Mine (Note 5 (b))                      --     (8 450 857)
Loss on geothermal asset (Note 7 (g))               (2897355)    (1 503 055)
Provision for impairment of investment in Asia
   Pacific Resources (Note 6)                       (2887350)   (19 593 056)
Costs related to Mindoro Nickel Project
   (Note 7 (e))                                           --     (1 572 585)
Provision for impairment of other mineral
   property interests (Note 7)                            --     (5 009 878)
Restructuring costs (Note 8)                         (593127)            --
Foreign exchange (loss) gain                         (119409)     1 510 820
Interest and other income, net                         34890      2 157 547
---------------------------------------------------------------------------
                                                   (11820065)   (41 272 562)
---------------------------------------------------------------------------

LOSS BEFORE PROVISION FOR INCOME TAXES
   AND NON-CONTROLLING INTEREST                    (19078375)   (38 505 570)
---------------------------------------------------------------------------

PROVISION FOR INCOME TAXES (Note 9)
Current                                                   --      4 875 053
Future                                                    --     (4 228 918)
---------------------------------------------------------------------------
                                                          --        646 135
---------------------------------------------------------------------------

LOSS BEFORE NON-CONTROLLING INTEREST               (19078375)   (39 151 705)
NON-CONTROLLING INTEREST                              217018     (1 598 984)
---------------------------------------------------------------------------
NET LOSS                                           (18861357)   (40 750 689)
DEFICIT, BEGINNING OF YEAR                         (83846598)   (42 697 223)
DIVIDEND (Note 7 (g))                                     --       (228 284)

NET LIABILITIES ACQUIRED ON REVERSE TAKEOVER
   OF NORTH PACIFIC GEOPOWER (Note 7 (g))                 --       (170 402)
---------------------------------------------------------------------------
DEFICIT, END OF YEAR                             $(102707955)  $(83 846 598)
===========================================================================
LOSS PER SHARE - BASIC AND DILUTED               $     (0.14)  $      (0.31)
===========================================================================
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING      138664295    131 790 183
===========================================================================

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows
For the years ended June 30,
(Expreseed in Canadian dollars)

                                                       2003         2002
                                                    ----------   ----------
OPERATING ACTIVITIES
Net loss                                            $(18861357)  $(40750689)
Add (deduct) items not affecting cash:
Amortization                                                --      4108590
Equity earnings from Barberton Mines Limited            (91046)          --
Loss on investment in Metorex                          5448760      8811498
Provision for impairment of Chibuluma South Mine            --      8450857
Provision for impairment of investment in
   Asia Pacific                                        2887350     19593056
Provision for impairment of geothermal asset           2897355
Provision for impairment of other mineral
   property interests                                       --      5009878
Future income taxes                                         --     (4228918)
Non-controlling interest                               (217018)     1598984
Other                                                   693372      (841622)
Change in non-cash operating working
   capital items (Note 14 (a))                          662479     (8801059)
---------------------------------------------------------------------------
                                                      (6580105)    (7049425)
---------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of common shares                                   --      3364032
Issuance of share purchase warrants (Note 10)            21430       275250
Repayments of amount due from Metorex Limited          1554551       797419
Dividends received (paid)                               858500       (98666)
Increase in long-term debt                                  --      5011805
Paid to non-controlling interest of subsidiaries            --     (1670765)
---------------------------------------------------------------------------
                                                       2434481      7679075
---------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds on disposal of interest in
   Metorex (Note 5 (c) (iii))                         21333405      2969040
Reduction of cash on de-consolidation of
   Metorex (Note 5 (c))                                     --     (8071066)
Investment in Barberton Mines Limited (Note 4)        (5133000)          --
Expenditures on Nalunaq mineral property interest
   (Note 3)                                           (8782240)    (8465895)
Security deposit for mine closure costs (Note 3)       (877338)          --
Expenditures on other mineral property interests
   (Note 7)                                            (491923)    (2717587)
Proceeds on disposal of interest in
   Asia Pacific Resources (Note 6)                      303777           --
Investment in Asia Pacific Resources (Note 6)               --     (5000000)
Acquisition of property, plant and equipment                --    (14159721)
Other                                                   (12991)      396247
---------------------------------------------------------------------------
                                                       6339690    (35048982)
---------------------------------------------------------------------------

NET CASH INFLOW (OUTFLOW)                              2194066    (34419332)
CASH POSITION, BEGINNING OF YEAR                       4376481     38795813
---------------------------------------------------------------------------
CASH POSITION, END OF YEAR                          $  6570547   $  4376481
===========================================================================

SEE NOTE 14 (b) AND (c) FOR NON-CASH INVESTING ACTIVITIES AND SUPPLEMENTAL CASH FLOW INFORMATION.

See accompanying Notes to the Consolidated Financial Statements.

[LOGO]

Notes to the Consolidated Financial Statements
June 30, 2003 and 2002
(Expressed in Canadian dollars)

Note 1. NATURE OF OPERATIONS

Crew Development Corporation ("Crew" or the "Company") is an international mining exploration, development and operating company focused on identifying, acquiring and developing resource projects world-wide. At present, Crew controls development projects in Greenland, Norway, Ghana and the Philippines. The Company's shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States.

Note 2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies used in these consolidated financial statements are as follows:

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company as at June 30, 2003 are as follows:

Subsidiary                                      % interest
---------------------------------------------    ----------
Nalunaq Gold Mine A/S (Greenland) ("Nalunaq")      82.5%
Crew Norway AS (formerly Mindex ASA)                100%
North Pacific GeoPower Corp. (Canada)              86.1%
Hwini-Butre Minerals Ltd. (Ghana)                   100%

The Company's 67% interest in Nanortalik IS (Greenland) is subject to joint control and is consolidated on a proportionate basis, whereby the Company includes in its accounts its proportionate share of Nanortalik's assets, liabilities, and expenses. Subsequent to year end, the Company's interest in Nanortalik increased to 72%.

The Company's investment in Metorex Limited ("Metorex") was recorded using the equity method until November 24, 2000, on which date the Company increased its interest to 52% and acquired control of Metorex. The Company then consolidated the results of operations and financial position of Metorex, until its interest was reduced to 41.4% on April 30, 2002, at which time the Company reverted back to the equity method. As a result of a share sale on June 20, 2003 the Company's interest dropped to 5.34% and the Company commenced accounting for the investment in Metorex on the cost basis (Note 5).

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

(c) Revenue recognition

Revenue from mineral sales is based on the value of minerals sold, excluding value added tax, and is recognized at the time that mineral ore is delivered to the customer, risks of ownership have passed and collectability is reasonably assured.

(d) Foreign currency translation

For operations considered financially and operationally integrated with the Company, foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses are included in earnings. For operations considered self-sustaining, foreign currency assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate for the fiscal period. The resulting exchange gains and losses are accumulated in a separate component of shareholders' equity until there has been a realized reduction in the net investment in such operations.

(e) Cash

Cash includes short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding ninety days.

(f) Investments

Investments where the Company has the ability to exercise significant influence, generally 20% to 50% owned by the Company, are accounted for using the equity method. Under this method, the Company's share of the company's earnings or losses is included in operations and its investments therein is adjusted by a like amount. Dividends received are credited to the investment accounts.

Other long-term investments are accounted for using the cost method, whereby income is included in operations when received or receivable. Provisions for impairment of long-term investments are made, where necessary, to recognize other than temporary declines in value. Investments which are capable of reasonably prompt liquidation, and which the Company intends to dispose of, are classified as short-term investments and recorded at the lower of cost and market value.

(g) Property, plant and equipment

Property, plant and equipment are depreciated on a straight-line or diminishing balance basis over their estimated useful lives. Details of the method and estimated useful lives are as follows:

Buildings                - straight line basis over periods from 3-20 years
Plant and equipment      - straight line basis over periods from 3-20 years
Vehicles                 - straight line basis over 5 years
Office equipment,        - diminishing balance basis at annual rates of between
furniture and fixtures     20% and 30%

Management reviews the carrying values of its property, plant and equipment on a regular basis for evidence of impairment, primarily by reference to estimated future operating results and undiscounted net cash flows. When the carrying values of these assets exceed their estimated net recoverable amounts, the Company records an impairment provision.

(h) Mineral property interests

All costs related to the acquisition, exploration and development of mineral properties are capitalized until either commercial production is established, the property is determined to be impaired or it is abandoned. On achievement of commercial production, such costs will be amortized on a systematic basis over the estimated productive life of the property. The Company reviews the carrying value of each property on a regular basis for evidence of impairment. This review generally is made by reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and others, and/or management's estimates of the cash flow to be generated by any producing property based on a mine

[LOGO]

plan feasibility study. When the carrying value of a property is estimated to exceed its net recoverable amount, provision is made for the decline in value.

The carrying value of mineral property interests represent costs incurred to date and do not reflect present or future values. The Company is in the process of exploring the other mineral properties interests and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, and upon future profitable production.

(i) Income taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carryforwards and other deductions. The valuation of future income tax assets is adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(j) Stock options

Effective July 1, 2002 the Company adopted the new recommendations of the CICA with respect to stock-based compensation and other stock-based payments on a prospective basis. The new recommendations require that stock-based payments to non-employees be accounted for using a fair-value based method of accounting. The recommendations encourage, but do not require, the use of a fair-value based method of accounting for stock compensation to employees. The Company has elected to continue to not record stock options issued to employees as compensation expense and to disclose pro forma information on the fair value of stock compensation issued during the period in the notes to the financial statements. Had compensation cost for the Company's stock-based compensation been accounted for under the fair-value based method of accounting, the Company's net income and earnings per share would have been as follows:

Net loss for the period                          $(18,861,357)
Fair value of share compensation to employees        (474,767)
-------------------------------------------------------------
Pro forma net loss for the period                $(19,336,124)
=============================================================
Pro forma net loss per share                     $      (0.14)
=============================================================

The fair value of stock compensation issued to employees was determined using the Black-Scholes option pricing model assuming an average volatility factor of 66%, an average risk-free rate of 3.9% and an expected life of 1 or 5 years. The fair value is amortized on a straight-line basis from the grant date over the vesting period of the related options.

(k) Earnings (loss) per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the treasury stock method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants, and are excluded from the computation if their effect is antidilutive.

Note 3. NALUNAQ MINERAL PROPERTY INTEREST

The following table shows the continuity of the Nalunaq mineral property interest during the years ended June 30:

                                            2003          2002
                                        -----------   -----------
Balance, beginning of year              $34,460,247   $25,994,352
Acquisition of interest                   1,892,695            --
Expenditures incurred during the year     8,782,240     8,465,895
-----------------------------------------------------------------
Balance, end of year                    $45,135,182   $34,460,247
=================================================================

During the year ended June 30, 2000, the Company acquired a 57% interest in the Nalunaq I/S joint venture whose principal asset is a gold development project located in Greenland. This interest was subsequently increased to 67% through additional capital contributions. On June 5, 2001, pursuant to an agreement with the joint venture partner, the Company increased its interest to 82% for no additional cash consideration and obtained operational control of the investment in exchange for various commitments including an agreement to fully fund future development until completion of the final feasibility study, which was completed in August 2002.

During the year ended June 30, 2003, a new operational structure was introduced and the partners transferred the Nalunaq assets to Nalunaq Gold Mine A/S, a Greenlandic limited liability company. The restructuring resulted in an increase in the Company's interest in the Nalunaq project to 82.5% and a commitment by the Company to fund, or arrange all future financing of, the project.

As a condition for obtaining the exploitation license for Nalunaq Gold Mines A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003 (Note 13). During the year ended June 30, 2003 Nalunaq Gold Mine provided a security deposit of $877,338 (DKK 4.2 million) to the government of Greenland to cover future estimated mine closure costs and a three year monitoring program. The amount of the deposit was based on an estimate of closure costs prepared by Greenland's Bureau of Minerals and Petroleum ("BMP") as set out in a detailed closure plan provided by the BMP. The terms set out in the closure plan are not exhaustive and BMP reserve the right to set out additional terms in the event of future exploration activities within these areas of the exploitation license.

Subsequent to June 30, 2003 the Company completed a convertible bond offering for gross proceeds of NOK 120 million (approximately $22.1 million) which management believes will be sufficient to complete construction of the mine. Achievement of the mine plan is also dependent on a number of estimates included in the mine plan relating to future commodity prices, production cost and recovery rates, exchange rates, and mineral ore reserves.

[LOGO]

Note 4. INVESTMENT IN AND ADVANCES TO BARBERTON MINES LTD.

Effective June 15, 2003, the Company acquired a 20% interest in the ETC Division of Avgold Limited (now renamed "Barberton Mines Limited") for a total cash injection of $5,133,000 (Rand 30 million). This cash payment was comprised of a shareholder loan of $5,132,996 (Rand 30 million) and a nominal equity investment of $4 (Rand 20). The shareholder loans are unsecured, subordinated in favour of all creditors of Barberton, and bear interest at such rate as determined by Barberton's board of directors, but shall not exceed prime. The loans are repayable once certain conditions of Barberton's term-loan facility agreement with its external financiers have been met. Subject to these conditions, Barberton will distribute 66% of its annual profits as repayment of shareholder loans or dividends, subject to it's future cash flow needs.

The acquisition was made by a consortium consisting of Metorex Ltd., 54% , MCI Resources Ltd., 26%, and the Company, 20%. The total purchase price paid by the consortium of Rand 255 million was funded by a Rand 105 million term-loan facility and Rand 150 million of shareholder loans. The term loan facility is secured by a pledge of all Barberton shares held by the shareholders and by Barberton's assets. In addition, certain financial and operational lending covenants must be achieved by Barberton, of which failure to do so will result in restrictions on the payment of dividends, repayments of shareholder loans and the repayment of interest thereunder.

Details of the Company's 20% equity share of the acquired assets and liabilities of Barberton Mines Limited is as follows:

Current assets                                   $   228,667
Producing mining property, plant and equipment    11,082,399
Other assets                                         632,197
Current liabilities                                 (969,984)
Long-term debt                                    (3,593,100)
Shareholder loans                                 (5,323,721)
Other liabilities                                 (2,056,454)
------------------------------------------------------------
Crew's share of net assets acquired              $         4
============================================================

Note 5. INVESTMENT IN METOREX LIMITED

In 1997, the Company acquired a 50% interest in Metorex (Proprietary) Limited, a South African company owning shares in, and providing strategic direction to, operating companies mining gold, coal and base metals. As a result of a consolidation of interests which closed on December 6, 1999, this 50% interest was replaced by a 41% interest in Consolidated Murchison Ltd. (now renamed "Metorex Limited"), an affiliated company listed on the London and Johannesburg Stock Exchanges. During November 2000, the Company increased its interest in Metorex to 52% through the acquisition of additional shares from existing shareholders and began consolidating the results of operations and financial position of Metorex. At June 30, 2001, the Company held a 53% interest in Metorex and accounted for this investment using the consolidation method.

On April 26, 2002, the Company's interest was reduced to 41% and the Company ceased to consolidate it's interest in Metorex.

A continuity of the investment in Metorex for the two years ended June 30, 2003 is as follows:

De-consolidation of investment in Metorex on April 30, 2002 (Note 5 (a))   $ 39,815,345
Loss on investment in Metorex before exchange loss realized on
   disposals (Note 5 (c))                                                    (8,036,773)
Proceeds on disposal of investment (Note 5 (c) (iii))                        (2,969,040)
---------------------------------------------------------------------------------------
Balance, June 30, 2002                                                       28,809,532
Loss on investment in Metorex before exchange loss realized on
   disposals (Note 5 (c))                                                    (4,232,051)
Proceeds on disposals of investment (Note 5 (c) (iii))                      (21,333,405)
Dividends                                                                      (858,500)
Translation adjustment                                                        1,330,822
---------------------------------------------------------------------------------------
Balance, June 30, 2003                                                     $  3,716,398
=======================================================================================

(a) On April 26, 2002, the Company's interest in Metorex was reduced from 53% to 41% through the sale of shares and a concurrent private placement by Metorex with other shareholders. As a result of the dilution of the Company's interest and resulting loss of control, the Company ceased to consolidate the investment effective April 30, 2002 and commenced recording its investment in Metorex Limited using the equity method, effective May 1, 2002.

(b) Prior to April 26, 2002, Metorex's Chibuluma South mining operations were placed on care and maintenance basis due to low copper prices and high operating costs. As a result, the Company recorded a provision for impairment of Metorex's Chibuluma South Mine of $8,450,857.

(c) The loss on the Company's investment in Metorex during the years ended June 30, 2003 and 2002 consists of the following:

                                                   2003          2002
                                               -----------   -----------
Equity earnings from investment (i)            $ 1,051,967   $ 1,549,819
Dilution loss (ii)                                      --    (1,133,928)
Losses on disposals of interest (iii)           (4,140,463)   (1,071,479)
Provisions for impairment of investment (iv)    (1,143,555)   (7,381,185)
------------------------------------------------------------------------
Loss on investment in Metorex before
   exchange loss realized on disposals          (4,232,051)   (8,036,773)
Foreign exchange loss realized on disposals     (1,216,709)     (774,725)
------------------------------------------------------------------------
Loss on investment in Metorex                  $(5,448,760)  $(8,811,498)
========================================================================

(i) The equity earnings for the year ended June 30, 2003, represent the Company's proportionate share of Metorex's net earnings from July 1, 2002 to October 22, 2002 at 41%. and from October 22, 2002 to June 15, 2003 at 21%. The equity earnings for the year ended June 30, 2002 represent the Company's proportionate share of Metorex's net earnings from May 1, 2002 to June 30, 2002 at 41%.

(ii) In a private placement completed on April 24, 2002, Metorex issued 18,100,000 shares to other shareholders for proceeds of $8,515,978. This transaction reduced the Company's interest in Metorex from 53% to 46% and resulted in the Company incurring a loss on dilution of its investment of $1,133,928.

[LOGO]

(iii) In three separate transactions during the year ended June 30, 2003, the Company sold a total of 48,208,412 shares of Metorex for cash proceeds of $21,333,405, resulting in total losses on disposal of $4,140,463 and a reduction in the Company's interest in Metorex from 21% to 5.34%. On April 26, 2002, the Company disposed of 6,500,000 shares of Metorex for cash proceeds of $2,969,040 resulting in a loss on disposal of $1,071,479.

(iv) As at June 30, 2003, the investment in Metorex was held as a short-term investment. At June 30, 2003, the market value of the investment in Metorex Limited was $1,143,555 less than the carrying value, accordingly, the Company has provided for this decline in value. As at June 30, 2002 the investment in Metorex was held as a long-term investment and management determined that this investment had experienced a permanent decline in value and that this decline related to the assets and operations of Metorex. As a result the Company recorded a provision for impairment of $7,381,185.

Note 6. INVESTMENT IN ASIA PACIFIC RESOURCES

At June 30, 2003, the Company holds approximately 6.22% (2002 - 7%) of Asia Pacific Resources Ltd. ("Asia Pacific") with a carrying value of $1,730,760 (2002 - $4,950,000). During the year ended June 30, 2003, management determined that this investment would not be held as a long-term investment and accordingly the investment has been reclassified as a short-term investment. At June 30, 2003, the market value of the investment in Asia Pacific was $2,887,350 less than its carrying value and accordingly, the Company has recorded a provision for this decline in value. During the year ended June 30, 2003, the Company disposed of 4,154,000 shares for cash proceeds of $303,777, resulting in a loss on disposal of $28,133.

During the year ended June 30, 2002, Asia Pacific completed a financial restructuring which included the conversion of all of its outstanding debentures into common shares and the issuance of additional common shares through private placements. Due to commitments entered into by previous management, the Company was obliged to invest an additional $5 million into Asia Pacific as part of the restructuring during 2002. Due to the dilution of its interest as a result of the debenture conversion during 2002 and the prolonged period in which there had been a substantial decline in value of Asia Pacific shares, the Company determined that an indication of impairment had occurred and recorded a provision for loss in value of the investment of $19,593,056.

Note 7. OTHER MINERAL PROPERTY INTERESTS

The carrying value of other mineral property interests includes acquisition costs and deferred exploration expenditures relating to properties in which mining of an ore reserve has not commenced. Details are as follows:

                                                             2003         2002
                                                         -----------   -----------
Other mineral property interests, beginning of year      $ 5,858,894   $ 8,227,052
Expenditures incurred during the year                        491,923     2,717,587
Provision for impairment in value of Roros Project (f)            --    (4,688,918)
Provision for impairment of other properties                      --      (320,960)
Provision for impairment of geothermal asset (g)          (2,897,355)           --
Other                                                             --       (75,867)
----------------------------------------------------------------------------------
Other mineral property interests, end of year            $ 3,453,462   $ 5,858,894
==================================================================================

Consisting of:
                                                            2003         2002
                                                         ----------   ----------
Hwini-Butre Gold Project (Ghana) (a)                     $3,213,200   $3,181,803
Sequinner Olivine (Greenland) (b)                            84,064       63,493
Nanortalik I/S (Greenland) (c)                              144,182           --
Ringvassoy (Norway) (d)                                      12,013           --
Mindoro Nickel Project (Philippines) (e)                          1            1
Roros Project (Norway) (f)                                        1            1
Geothermal Project (g)                                            1    2,613,596
--------------------------------------------------------------------------------
                                                         $3,453,462   $5,858,894
================================================================================

(a) Hwini-Butre Gold Project

Through a wholly-owned subsidiary, the Company owns 51% of the Hwini-Butre gold concession located in Ghana, Africa (Note 13).

(b) Sequinner Olivine

During the year ended June 30, 2003, the Company exercised an option to acquire 100% of mineral rights to the Sequinner Olivine property in Southern Greenland.

Subsequent to the year ended June 30, 2003, the Company entered into an agreement with Minelco AB, a subsidiary of iron ore producer LKAB of Sweden, to develop a Bankable Feasibility Study ("BFS") for the Olivine project. The Company will be responsible for the management of further drilling and for the preparation of the BFS, whereas Minelco will cover all related costs. If the BFS is successfully completed, Minelco will have an option to acquire 51% of the Sequinner project for nominal consideration. Minelco would then be responsible for funding all capital expenditures related to the development of a mining operation as defined by the BFS.

(c) Nanortalik I/S

In connection with the ownership restructuring of the Nalunaq assets and the formation of Nalunaq Gold Mine A/S, the remaining concessions formerly held by Nalunaq I/S were transferred to Nanortalik I/S during the year ended June 30, 2003.

[LOGO]

Nanortalik I/S is a joint venture between the Company (67% interest) and NunaMinerals A/S (33% interest).

The joint venture holds an exploration license which expires in July 2004 and requires a total work commitment of DKK 4.0 million (approximately $835,000) during 2002 and 2003. Failure to meet this minimum work commitment will allow BMP to request payment of 50% of the remaining amount in cash after the expiration of the license.

During the year ended June 30, 2003 the joint venture incurred $231,673 (DKK 1,086,492) in exploration costs. Subsequent to year-end, the Company funded an additional $452,395 (DKK 2,058,240). NunaMinerals was unable to participate in this capital call and as a consequence, will suffer a dilution resulting in an increase in the Company's interest from 67% to 72%. It is expected that the Company will fund all of the remaining exploration commitment for the current program, resulting in a further increase in its joint venture interest. Should the interest of NunaMinerals be reduced below 10% due to continued dilution, NunaMinerals would have the option of converting its interest into a net smelter royalty agreement ("NSR"). The NSR percentage would be determined based on a sliding scale as defined in the joint venture agreement.

These financial statements include the following assets, liabilities, results of operations and cash flows related to the proportionate consolidation of
Nanortalik: 2003

Assets                                 $ 153,151
================================================
Liabilities                            $ 122,955
================================================

Expenses and net loss                  $  75,904
================================================
Cash flows from operating activities   $  46,818
Cash flows from investing activities    (141,658)
Cash flows from financing activities     106,100

(d) Ringvassoy Gold Project

The Ringvassoy gold project is found in a Archean Greenstone belt, in Northern Norway. The Company has entered into a 50% earn in agreement with Northern Shield Resources Inc, a private Canadian junior exploration company, for completing exploration work amounting to $750,000 over two years.

(e) Mindoro Nickel Project

During the year ended June 30, 2002, the Company expensed further costs of $1,572,585 related to the Mindoro Nickel Project. The majority of these costs relate to technical field costs and were incurred prior to management's decision in September 2001 to withdraw from all field activities relating to the project, pending the reinstatement of the Mineral Production Agreement ("MPSA") which was cancelled in July 2001. Effective April 2002, the Company withdrew all activities and temporarily placed the Mindoro Nickel Project on care and maintenance. The feasibility of future operations is dependent on the favourable resolution of the Company's appeal to reinstate the MPSA.

(f) Roros Project

Title to the Roros Project is secured through 55 mineral claims in seven different municipalities in Central Norway. Due to depressed zinc and copper prices the Company decided to suspend further exploration activities and therefore has written down the value of this project during the year ended June 30, 2002.

(g) Geothermal project

Effective November 22, 2001, North Pacific GeoPower Corp. ("NPGP") acquired all of the issued and outstanding common shares of Meager Creek Development Corporation ("MCDC") from the Company in exchange for 97,378,558 common shares (or 82%) of NPGP's common shares. MCDC held a licence of occupation granted by the British Columbia Ministry of Lands and Parks, giving surface tenure to property at a geothermal site, and a geothermal lease granted by the British Columbia Ministry of Energy, Mines and Petroleum Resources relating to the geothermal site.

This business combination was accounted for as a reverse takeover using the purchase method of accounting with the Company identified as the acquirer and NPGP being the acquiree. The results of operations and financial position of NPGP have been consolidated from November 22, 2001, being the date that the Company obtained control. The fair value of the net liabilities of NPGP assumed by the Company at November 22, 2001 of $170,402 was recorded as a charge to deficit.

Concurrent with the reverse takeover, the Company acquired 10,030,823 shares of NPGP from the son of the former chairman of the Company for cash consideration of $1,203,699. The net effect of the reverse takeover and concurrent acquisition of 10,030,823 shares of NPGP was the acquisition of NPGP and the dilution of the Company's interest in the Meager Creek property. The Company subsequently participated in a private placement for 16,700,000 shares of NPGP for cash consideration of $2,004,000 which had the effect of further increasing its interest to 91%. As a result of these transactions, the Company recorded a loss on dilution of geothermal asset of $1,503,055 during the year ended June 30, 2002, which included the $1,203,699 of cash paid to the related party.

The Company then issued a dividend of approximately 6,400,000 shares of NPGP, being one share of NPGP for each 20 shares held of Crew. The accounting value of the dividend of $228,284 was determined based on the carrying value of the NPGP shares at that time and included the amount of the dividend withholding taxes which the Company paid on behalf of foreign shareholders. At June 30, 2002, the Company owned 86.8% of NPGP's common shares.

During the year ended June 30, 2003, the Company granted 800,000 of its shares in NPGP to the former Chairman, as part of a settlement agreement.

Due to the difficulties faced by NPGP in raising necessary financing for the geothermal project, the Company wrote down its investment in the geothermal project $1, resulting in a provision for impairment of $2,897,355 during the year ended June 30, 2003.

Pursuant to an agreement dated September 3, 2003, which is still subject to regulatory approval, the Company has agreed to sell all of its shares in NPGP to an officer, and former director, of NPGP (see Note 18)

[LOGO]

Note 8. RESTRUCTURING COSTS

In order to centralize the Company's executive management, key operational and administrative functions in one location, the Company closed its office in Norway and relocated its head office from Vancouver to London during the year ended June 30, 2003. This restructuring resulted in the following costs and accrued liabilities at June 30, 2003:

                                                            Accrued
                                                         Restructuring
                            Restructuring     Cash     Costs at June 30,
                                Costs       Payments          2003
                            -------------   --------   -----------------

Workforce reduction costs      $131,558     $131,558        $     --
Lease exit costs                285,315           --         285,315
Other costs                     176,254      133,884          42,370
------------------------------------------------------------------------
                               $593,127     $265,442        $327,685
========================================================================

The workforce reduction costs of $131,558 relate to severance for five employees who were terminated in connection with the closure of the Vancouver office. In addition, lease exit costs of $285,315 were incurred based on remaining committed lease payments for the Vancouver office space, net of expected future sublease revenue. The remaining accrued lease exit costs will be paid monthly until the lease expires in February 2006.

Note 9. INCOME TAXES

Future income tax assets and liabilities arise at June 30 from the following:

                                                 2003           2002
                                             ------------   ------------
Future income tax assets
Investments                                  $  1,073,716   $  4,969,756
Mineral property interests                     11,097,074     10,447,295
Property, plant and equipment                     530,079        273,880
Loss carry-forwards                            13,575,903     16,183,218
Share issue costs                                  29,000      1,030,328
Other                                              87,017             --
------------------------------------------------------------------------
                                               26,392,789     32,904,477
Valuation allowance                           (26,392,789)   (32,904,477)
------------------------------------------------------------------------
Future income tax assets                               --             --
------------------------------------------------------------------------

Future income tax liabilities
Nalunaq mineral property interest              (3,156,681)    (3,156,681)
Other mineral property interest                  (181,803)      (181,803)
------------------------------------------------------------------------
Future income tax liabilities                  (3,338,484)    (3,338,484)
------------------------------------------------------------------------
Future income tax liabilities, net           $ (3,338,484)  $ (3,338,484)
========================================================================

A reconciliation of the provision for (recovery of) income taxes is as follows:

                                                 2003          2002
                                             -----------   ------------
Recovery of income taxes based on Canadian
statutory tax rate of 39% (2002 - 42%)       $(7,368,068)  $(16,218,546)
Add (deduct)
Lower foreign tax rates                          184,919       (384,139)
Tax effect of losses not recognized            7,056,598     19,429,203
Reassessment of Metorex's prior year taxes            --       (736,490)
Other                                            126,551     (1,443,893)
-----------------------------------------------------------------------
Provision for income taxes                   $        --   $    646,135
=======================================================================

As at June 30, 2003, the Company and its subsidiaries have estimated non-capital losses carried forward for Canadian income tax purposes of approximately $21,900,000 (2002 - $23,100,000), which can be applied to reduce future Canadian income taxes payable and will expire in 2004 to 2010. As at June 30, 2003 the Company's subsidiaries also have estimated non-capital losses carried forward for Greenland, Norwegian and Philippine income tax purposes of approximately $8.8 million, $9.4 million and $1.1 million, respectively. The loss carry-forwards in Greenland can be applied to reduce future income taxes payable and do not expire. The other loss carryforwards will expire in 2011 and 2012 for Norway and 2004 to 2006 for the Philippines. The potential tax benefits of these loss carry-forwards have been offset by recognition of a valuation allowance in these financial statements.

[LOGO]

Note 10. SHARE CAPITAL

(a) The authorized share capital at June 30, 2003 is 250,000,000 common shares without par value (2002 - 250,000,000 common shares without par value).

(b) Details of changes in the issued share capital since June 30, 2001 are as follows:

                                              Number
                                            of shares       Amount
                                           -----------   ------------
Balance, June 30, 2001                     128,506,194   $156,750,902
Issued for cash on private placement (c)    10,158,101      3,364,032
---------------------------------------------------------------------
Balance, June 30, 2002 and 2003            138,664,295   $160,114,934
=====================================================================

(c) During the year ended June 30, 2002, the Company issued 10,158,101 units for proceeds of $3,364,032 (net of issue costs of $394,465). Each unit is convertible into one common share of the Company for no additional consideration.

(d) During the year ended June 30, 2002, the Company issued 3,750,000 warrants to purchase 3,750,000 shares of the Company at an exercise price of $0.42 per share. Of these warrants, 1,750,000 were issued to the Chairman and 2,000,000 were issued to the President and CEO of the Company in exchange for total cash consideration of $275,250. On May 1, 2003, these warrants expired without being exercised and the carrying value of these warrants, in the amount of $275,250, was classified as contributed surplus.

(e) During the year ended June 30, 2003, the Company issued 3,750,000 warrants to purchase 3,750,000 shares of the Company at an exercise price $0.42 per share. Of these warrants, 1,750,000 were issued to the Chairman and 2,000,000 were issued to the President and CEO of the Company in exchange for total cash consideration of $21,430.

(f) The Company has a Share Option Plan which authorizes the Board of Directors of the Company to grant up to 15,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted. The options are generally exercisable for up to five years from the date of grant. At June 30, 2003, there were 2,733,500 options available for grant.

The following table summarizes share option activity since June 30, 2001:

Options outstanding
                                         Weighted
                          Number of       average
                           shares     exercise price
                         ----------   --------------
Balance, June 30, 2001    5,460,000        $1.22
Granted                   8,000,000         0.41
Cancelled                (3,310,000)        1.19
----------------------------------------------------
Balance, June 30, 2002   10,150,000         0.59
Granted                   5,900,000         0.39
Cancelled                (4,680,000)        0.58
----------------------------------------------------
Balance, June 30, 2003   11,370,000        $0.49
====================================================

The following table summarizes outstanding and exercisable share options at June 30, 2003:

  Number of                           Weighted
Share Options        Expiry            Average
 Outstanding          Date         Exercise Price
-------------   ----------------   --------------
      20,000    October 21, 2003        $1.00
     300,000    March 4, 2004            1.14
   3,750,000    May 2, 2004              0.42
     900,000    June 26, 2005            1.33
   3,750,000    March 6, 2007            0.40
     500,000    May 2, 2007              0.41
   1,250,000    November 1, 2007         0.33
     250,000    November 2, 2007         0.33
     150,000    February 4, 2008         0.49
     500,000    January 17, 2008         0.36
-------------------------------------------------
  11,370,000                            $0.49
=================================================

Note 11. CUMULATIVE TRANSLATION ADJUSTMENT

The cumulative translation adjustment comprises:

                                                                 2003          2002
                                                             -----------   -----------
Cumulative effect of unrealized losses on foreign
   exchange translation in prior periods                     $(2,769,497)  $(6,770,759)
Reduction for portion of translation adjustment related to
   disposals and dilution of interest in Metorex (Note 5)      1,216,709       774,725
Decrease (increase) in unrealized loss on translation of
   net assets (Note 5)                                         1,330,822     3,226,537
--------------------------------------------------------------------------------------
Cumulative unrealized losses on foreign exchange
   translation at end of year                                $  (221,966)  $(2,769,497)
======================================================================================

This balance represents the net unrealized foreign currency translation losses on the Company's net investment in Metorex.

[LOGO]

Note 12. COMMITMENTS

The Company is committed to minimum annual non-cancelable future operating lease payments as follows:

                      2003       2002
                    --------   --------
Within one year     $542,578   $173,227
Years two to five    278,320    445,311
---------------------------------------
                    $820,898   $618,538
=======================================

Pursuant to a consulting agreement between NPGP and the former Chairman, NPGP is committed to pay $100,000 in consulting fees in the year ended June 30, 2004.

Since the balance sheet date the Company has approved capital commitments totaling $7,696,721 to be incurred in relation to the Nalunaq Gold project, its gold deposit in Greenland. This expenditure has initiated the infrastructure required to mine and ship the ore from Greenland. The largest single commitment has been the delivery of a turnkey camp for seventy people. This commitment encompassed mobilization, construction and earthworks, water and power supply and wastewater treatment. In addition an upgrade of the access roads to the mine was approved.

The other major commitment was the construction and preparation of the anchor systems for the barge and bulk carrier and to mobilize and install the 300 foot barge used as a support for the ship loader facility. These facilities are expected to be fully operational by mid November 2003.

The Company has exercised an option agreement with Altai Philippines Mining Corporation ("APMC") in order to acquire Mineral Property Sharing Agreements and exploration permits for the Negros sulphur concessions. If the Company wishes to retain these rights, it must pay to APMC an amount of US$50,000 per year for each of the next three years, and then $125,000 per year for each year thereafter until the project produces a minimum of 50,000 tons of ore mineral per month. If and when this production milestone is reached, the Company will then be obligated to pay a 25% royalty on net profits from the mining operations. The Company has the option, at any time, of purchasing this royalty interest from APMC for US$750,000, prior to February 4, 2007, or for US$1,000,000 if exercised after February 4, 2007. The Company is able to terminate this agreement at any time, in which case the exploration rights would be forfeited and any unpaid amounts would not be payable.

Note 13. CONTINGENCIES

As a condition for obtaining the exploitation license for Nalunaq Gold Mine A/S, the Company issued a guarantee to the Government of Greenland on June 2, 2003. The guarantee covers all present and future liabilities, such as environmental liabilities, which may be imposed on Nalunaq Gold Mine A/S under both present and future laws of Greenland, including future amendments which may be made to the exploitation license. The Company has unlimited liability under the terms of this guarantee.

A subsidiary of the Company has been named as a defendant in an action brought by a third party claiming that the Hwine-Butre mineral concessions in Ghana, with a book value of $3.2 million, were not properly transferred to the Company. The Company is confident that it has proper title to the concession and is vigorously defending its title; however, the ultimate outcome of this action is currently not determinable.

Note 14. CASH FLOW STATEMENT INFORMATION

(a) Change in non-cash operating working capital items

                                                 2003         2002
                                              ---------   -----------
Increase (Decrease) in Accounts receivable    $(160,335)  $ 1,419,210
   Inventories                                       --    (1,594,979)
   Prepaid expenses                             (93,871)      (67,528)
   Due from associated companies                     --    (1,722,266)
Increase (Decrease) in
   Accounts payable and accrued liabilities     209,848    (6,749,043)
   Accrued restructuring costs                  327,685            --
   Due to associated companies                       --       (86,453)
   Promissory notes due to related parties      379,152            --
---------------------------------------------------------------------
                                              $ 662,479   $(8,801,059)
=====================================================================

(b) Non-cash investing activities
During 2003 the Company recorded a non-cash addition in the amount of $1,892,695 to its Nalunaq property interest as described in Note 3.

(c) Supplemental disclosure of cash flow information

                                                2003       2002
                                              -------   ----------
Cash payments for interest                    $20,728   $1,531,359
Cash payments for income taxes                 54,109    4,620,470

Note 15. RELATED PARTY TRANSACTIONS

Related party transactions, not disclosed elsewhere in these financial statements, comprise:

Promissory notes due to related parties of $379,152 include amounts payable to two former directors of North Pacific GeoPower, a subsidiary of the Company. The notes bear interest at a rate of 8% per annum and are due on demand.

The Company also paid management fees during the year ended June 30, 2003 of $501,900 (2002 - $253,591) and a bonus of $Nil (2002 - $280,513) to a company owned 50% by a new director and President and CEO of the Company.

During the year ended June 30, 2003, law firms of which directors of the Company were partners received total legal fees of $469,942 from the Company (2002 - $462,024).

The Company paid management fees during the year ended June 30, 2003 of $Nil (2002 -$215,433) and termination fees of $Nil (2002 - $632,000) to a company controlled by the former CEO and Chairman of the Company.

[LOGO]

Note 16. SEGMENTED INFORMATION

(a) Operating segments

The Company manages its commercial mining operations by the type of commodity produced. As a result of the loss of control of the investment in Metorex, management considers that the Company commenced operating in one operating segment as of July 1, 2002, being the exploration and development of mineral properties.

Segment information for the year ended June 30, 2002 is as follows:

                             Antimony/
                               Gold           Coal           Zinc          Copper
                           ------------   ------------   ------------   ------------
Mineral sales              $ 16,011,005   $ 15,734,815   $ 18,339,827   $ 44,520,523
------------------------------------------------------------------------------------
Interest income                  39,612             --        184,753        423,522
Amortization of
   capital assets              (566,306)    (1,016,452)    (1,830,930)            --
Provisions for asset
   impairments                       --             --             --     (8,450,857)
Loss on investment in
   Metorex Limited                   --             --             --             --
Loss on dilution of
   interest in
   geothermal asset                  --             --             --             --
Costs related to
   Mindoro Nickel
   Project                           --             --             --             --
Interest expense                     --       (282,609)       (51,198)    (1,089,101)
Other income
   (expenses)               (14,832,347)   (16,058,602)   (15,068,611)   (36,758,408)
Non-controlling interest             --             --             --             --
Income taxes                    162,338             --       (468,771)    (1,179,822)
------------------------------------------------------------------------------------
Net income (loss)          $    814,302   $ (1,622,848)  $  1,105,070   $ (2,534,143)
====================================================================================

Additions to capital
   assets                  $    132,771   $  1,966,989   $    215,440   $ 10,246,254
====================================================================================

Total assets at
====================================================================================
   June 30, 2002           $         --   $         --   $         --   $         --
====================================================================================

                Exploration
 Fluorospar        and         Unallocated
  and other     development     corporate
  minerals      activities        items          Total
------------   ------------   ------------   -------------

$ 17,124,531   $         --   $         --   $ 111,730,701
----------------------------------------------------------
     196,808        187,301        831,545       1,863,541

    (694,902)      (155,895)       (86,630)     (4,351,115)

          --    (24,602,934)            --     (33,053,791)

          --             --     (8,036,773)     (8,036,773)


          --             --     (1,503,055)     (1,503,055)


          --     (1,572,585)            --      (1,572,585)
    (107,877)            --           (178)     (1,530,963)

 (10,319,745)    (2,150,176)    (6,863,641)   (102,051,530)
  (1,195,569)        84,372       (487,787)     (1,598,984)
  (1,782,597)     1,109,085      1,513,632        (646,135)
----------------------------------------------------------
$  3,220,649   $(27,100,832)  $(14,632,887)  $ (40,750,689)
==========================================================

$  1,598,267   $  8,733,637   $    404,083   $  23,297,441
==========================================================

==========================================================
$         --   $ 46,659,056   $ 35,426,878   $  82,085,934
==========================================================

[LOGO]

(b) Geographic segments

All of the Company's mineral sales revenues are derived from the African geographic segment.

Capital assets consist of property, plant and equipment, geothermal project and mineral property interests in the following locations:

                 2003          2002
              -----------   -----------
Greenland     $45,363,428   $34,460,247
Africa          3,213,200     3,351,122
Europe             90,550       143,405
Philippines        88,716       175,365
Canada              5,217     3,080,349
---------------------------------------
              $48,761,111   $41,210,488
=======================================

In addition, the Company had short- term investments in associated companies in Africa with a carrying value of $ 3,716,398 at June 30, 2003 ($28,809,532 at June 30, 2002).

Note 17. FINANCIAL INSTRUMENTS

(a) Credit risk

The Company's credit risk is primarily attributable to receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Company's management based on the current economic environment. The credit risk on liquid funds is limited because the counter-parties are banks with high credit ratings.

(b) Foreign currency risk

The Company has foreign currency investments and liabilities and, as a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company does not currently use derivative instruments to manage this risk.

(c) Fair value of financial instruments

The carrying values of the Company's financial instruments, which include cash, accounts receivable due from Metorex Limited, accounts payable and accrued liabilities and promissory notes, approximate their respective fair values.

Note 18. SUBSEQUENT EVENTS

Subsequent events not disclosed elsewhere in these financial statements consist of the following:

(a) Sale of North Pacific GeoPower Corp.

On September 3, 2003 the Company entered into an agreement to sell its 86.1% shareholding in North Pacific GeoPower Corp. ("NPGP") to Kenneth McLeod, an officer and former director of NPGP. The transaction is subject to regulatory approval.

In consideration for the sale of this subsidiary, the Company will receive cash consideration of $232,312, will forgive amounts of $562,091 which were payable by NPGP to the Company, and will be entitled to receive the balance owing by NPGP to the Company of $833,078 prior to December 31, 2011. The NPGP outstanding debt of $569,254 will be assumed by the purchaser. This transaction will result in an accounting gain of approximately $1.3 million for the Company to be recorded in the year ended June 30, 2004.

(b) Convertible bond issue

On August 28, 2003, the Company announced that it placed a NOK 120 million (approximately $22.1 million) three-year senior unsecured convertible bond with three major international institutions based in London. The bond bears a 9% coupon, payable semi-annually in arrears, and the principal portion of the bond is convertible, at the option of the holder, into common shares of the Company at a conversion price of NOK 3.60 ($0.66) per share. The maximum number of shares that may be issued upon conversion of the bond is 33.3 million shares. The closing date for the bond issue will be September 8, 2003 and the principal portion is fully repayable on September 8, 2006. An application for the listing of the bond including the prospectus will be submitted to the Oslo Stock Exchange.

                                   [GRAPHIC]

Head Office, UK:

Crew Development LTD.
Abbey House
Wellington Way
Weybridge
Surrey KT13 0TT
Great Britain
TEL: +44 193-226-8755
FAX: +44 193-226-8756

Oslo, Norway

Crew Norway AS
Dronningen 1
P.O. Box A Bygdoy
N-0211 OSLO
Norway
TEL: +47 2212-1650
FAX: +47 2212-1651

Vancouver, Canada

Crew Development Corp.
Suite 411
837 W.Hastings St
Vancouver, B.C.
V6C 3N6 Canada
TEL: +1 604-683-7585
FAX: +1 604-682-0566

www.crewgroup.com

                        PACIFIC CORPORATE TRUST COMPANY
                          625 Howe Street - 10th Floor
                            Vancouver, B.C. V6C 3B8

                           Telephone: (604) 689-9853
                              Fax: (604) 689-8144

November 19, 2003

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE: CREW DEVELOPMENT CORPORATION
    MAILING ON NOVEMBER 19, 2003

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company and to intermediaries in accordance with National Instrument 54-101:

     o    Notice of Meeting

     o    Proxy

     o    Annual Financial Statements for the Year Ending June 30, 2003

     o    Information Circular

     o    Supplemental Return Card

     o    Annual Report

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Yasmin Juma"

Yasmin Juma
YJ/jo

cc: Ontario Securities Commission     cc: Toronto Stock Exchange
cc: Registrar of Securities - Yukon   cc: Crew Development Corporation
                                      cc: Farris Vaughan Wills & Murphy
                                      cc: Deloitte & Touche